24 10009

02010051

As Filed with the Securities and Exchange Commission on March 18, 2002 File No.

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-A

REGULATION A OFFERING STATEMENT
UNDER THE SECURITIES ACT OF 1933

THIRD STREET BANCSHARES, INC.
(Exact name of issuer as specified in its charter)

Ohio
(State or other jurisdiction of incorporation or organization)

115 Third Street
Marietta, Ohio 45750
(740) 373-9200
(Address and telephone number of registrant's principal executive offices)

James A. Meagle, Jr., President
Third Street Bancshares, Inc.
P.O. Box 755
115 Third Street
Marietta, Ohio 45750
(740) 373-9200
(Name, address and telephone number of agent for service)

Copy to:

Mark A. Peterson, Esq.
Shuler, Plank & Brahm
A Legal Professional Association
145 East Rich Street
Columbus, Ohio 43215
(614) 228-4546

6712	31-1600436
(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

This offering statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.

PART I – NOTIFICATION

PART 1 - NOTIFICATION

ITEM 1. Significant Parties

(a) The names and business and residential addresses of the issuer's directors are as follows:

Director	Business Address	Residential Address
C. Fred Hunter, Jr.	1602 Glendale Road, #3 Marietta, Ohio 45750	1602 Glendale Road, #3 Marietta, Ohio 45750
Robert G. Kelly	130 Second Street Marietta, Ohio 45750	607 Wooster Street Marietta, Ohio 45750
James A. Meagle, Jr.	115 Third Street P.O. Box 755 Marietta, Ohio 45750	#5 Floral Circle Marietta, Ohio 45750
Richard A. Spindler	115 Third Street P.O. Box 755 Marietta, Ohio 45750	309 Ohio Street Marietta, Ohio 45750
Dan S. Stephan, Jr.	P.O. Box 1199 Parkersburg, W.V. 26102-1199	81 Northwood Villa Estates Parkersburg, W.V. 26104
Neil R. Wynn	140 Wynnwood Drive Marietta, Ohio 45750	140 Wynnwood Drive Marietta, Ohio 45750

(b) The names of the issuer's officers and their business and residential addresses are as follows:

Officer	Business Address	Residential Address
James A. Meagle, Jr. President	115 Third Street P.O. Box 755 Marietta, Ohio 45750	#5 Floral Circle Marietta, Ohio 45750
W. Bryan Pennybacker Treasurer, Chief Financial Officer	115 Third Street P.O. Box 755 Marietta, Ohio 45750	#9 Silos Williamstown, WV 26187
Carolyn A. Ewart Secretary	115 Third Street P.O. Box 755 Marietta, Ohio 45750	638 Fourth Street Marietta, Ohio 45750

(c) Not applicable.

(d) The names of record owners of 5 percent or more of any class of the issuer's equity securities and their business and residential addresses are as follows:

Shareholder	Business Address	Residential Address
Robert G. Kelly	130 Second Street Marietta, Ohio 45750	607 Wooster Street Marietta, Ohio 45750
Thomas G. Love	Route 3, Box 347 Marietta, Ohio 45750	Route 3, Box 347 Marietta, Ohio 45750
James A. Meagle, Jr.	115 Third Street P.O. Box 755 Marietta, Ohio 45750	#5 Floral Circle Marietta, Ohio 45750
Richard A. Spindler	115 Third Street P.O. Box 755 Marietta, Ohio 45750	309 Ohio Street Marietta, Ohio 45750
Dan S. Stephan, Jr.	P.O. Box 1199 Parkersburg, W.V. 26102-1199	81 Northwood Villa Estates Parkersburg, W.V. 26104
Neil R. Wynn	140 Wynnwood Drive Marietta, Ohio 45750	140 Wynnwood Drive Marietta, Ohio 45750

(e) The names of beneficial owners of 5 percent or more of any class of the issuer's equity securities and their business and residential addresses are as follows:

Shareholder	Business Address	Residential Address
Robert G. Kelly	130 Second Street Marietta, Ohio 45750	607 Wooster Street Marietta, Ohio 45750
Thomas G. Love	Route 3, Box 347 Marietta, Ohio 45750	Route 3, Box 347 Marietta, Ohio 45750
James A. Meagle, Jr.	115 Third Street P.O. Box 755 Marietta, Ohio 45750	#5 Floral Circle Marietta, Ohio 45750
Richard A. Spindler	115 Third Street P.O. Box 755 Marietta, Ohio 45750	309 Ohio Street Marietta, Ohio 45750

Dan S. Stephan, Jr.	P.O. Box 1199 Parkersburg, W.V. 26102-1199	81 Northwood Villa Estates Parkersburg, W.V. 26104
William C. Wigal	Route 5, Box 190-A Marietta, Ohio 45750	Route 5, Box 190-A Marietta, Ohio 45750
Neil R. Wynn	140 Wynnwood Drive Marietta, Ohio 45750	140 Wynnwood Drive Marietta, Ohio 45750

(f) The names and business and residential addresses of the promoters of the issuer are as follows:

Promoter	Business Address	Residential Address
C. Fred Hunter, Jr.	1602 Glendale Road, #3 Marietta, Ohio 45750	1602 Glendale Road, #3 Marietta, Ohio 45750
Robert G. Kelly	130 Second Street Marietta, Ohio 45750	607 Wooster Street Marietta, Ohio 45750
James A. Meagle, Jr.	115 Third Street P.O. Box 755 Marietta, Ohio 45750	#5 Floral Circle Marietta, Ohio 45750
Richard A. Spindler	115 Third Street P.O. Box 755 Marietta, Ohio 45750	309 Ohio Street Marietta, Ohio 45750
Dan S. Stephan, Jr.	P.O. Box 1199 Parkersburg, W.V. 26102-1199	81 Northwood Villa Estates Parkersburg, W.V. 26104
William C. Wigal	Route 5, Box 190-A Marietta, Ohio 45750	Route 5, Box 190-A Marietta, Ohio 45750
Neil R. Wynn	140 Wynnwood Drive Marietta, Ohio 45750	140 Wynnwood Drive Marietta, Ohio 45750

(g) Affiliates of the issuer:

Settlers Bank
P.O. Box 755
115 Third Street
Marietta, Ohio 45750

(h) Counsel to the issuer with respect to the proposed offering:

Mark A. Peterson, Esq.
Shuler, Plank & Brahm
A Legal Professional Association
145 East Rich Street
Columbus, Ohio 43215

(i) Each underwriter with respect to the proposed offering:

Underwriter	Business Address
Prime Solutions Securities, Inc.	17601 West 130th Street, Suite 7 Cleveland, Ohio 44133
Community Banc Investments, Inc.	26 East Main Street New Concord, Ohio 43762

(j) The underwriters' directors:

A. Prime Solutions Securities, Inc.:

Director	Business Address	Residential Address
Victor L. Bull	17601 West 130th Street Suite 7 Cleveland, Ohio 44133	11054 Drake Road North Royalton, Ohio 44133
Anne M. Reinkober	17601 West 130th Street Suite 7 Cleveland, Ohio 44133	19281 Tanglewood Drive North Royalton, Ohio 44133

B. Community Banc Investments, Inc.:

Director	Business Address	Residential Address
Greig A. McDonald	P.O. Box 128 26 East Main Street New Concord, Ohio 43762	P.O. Box 128 26 East Main Street New Concord, Ohio 43762

(k) The underwriters' officers:

A. Prime Solutions, Inc.:

Officer	Business Address	Residential Address
Victor L. Bull President and Treasurer	17601 West 130th Street Suite 7 Cleveland, Ohio 44133	11054 Drake Road North Royalton, Ohio 44133
Anne M. Reinkober	17601 West 130th Street Suite 7 Cleveland, Ohio 44133	19281 Tanglewood Drive North Royalton, Ohio 44133

B. Community Banc Investments, Inc.:

Officer	Business Address	Residential Address
Greig A. McDonald President and Treasurer	P.O. Box 128 26 East Main Street New Concord, Ohio 43762	P.O. Box 128 26 East Main Street New Concord, Ohio 43762
Michael D. West Secretary	P.O. Box 128 26 East Main Street New Concord, Ohio 43762	49821 High Street St. Clairsville, Ohio 43950

(l) Not applicable.

(m) Counsel to the underwriters:

A. Prime Solutions, Inc.:

Karl E. May, Esq.
Brouse McDowell
1001 Lakeside, Suite 1600
Cleveland, Ohio 44114-1193

B. Community Banc Investments, Inc.:

H. Grant Stephenson, Esq.
Porter, Wright, Morris and Arthur
41 South High Street
Columbus, Ohio 43215

ITEM 2. Application of Rule 262

(a) None of the persons identified in response to Item 1 are subject to any of the disqualification provisions of Rule 262.

(b) Not applicable.

ITEM 3. Affiliate Sales

Not applicable.

ITEM 4. Jurisdictions in Which Securities Are to be Offered

(a) Ohio and West Virginia.

(b) The securities will also be offered by officers and directors of the issuer and by officers, directors and employees of its wholly-owned subsidiary, Settlers Bank, in Ohio and West Virginia and will be offered first to persons who are existing shareholders of the issuer. If the maximum number of shares being offered hereby is not purchased by those shareholders, the securities will be offered to the public. Offers will be made primarily through direct mail but also through personal contact. The issuer may also advertise the issue as permitted under Rule 251(d)(1)(C). The securities will initially be offered primarily in Ohio and West Virginia. However, the issuer may make limited offers and sales in other states to the extent permissible under such states securities laws.

ITEM 5. Unregistered Securities Issued or Sold Within One Year

(a)(1) Third Street Bancshares, Inc.

(a)(2) 16,940 stock options of the issuer have been granted to date under The Third Street Bancshares, Inc. 1999 Stock Incentive Plan. To date, none of the outstanding stock options has been exercised.

(a)(3) All 16,940 options were granted by the issuer to key employees and directors of the issuer and Settlers Bank. The options provided for an exercise price of $25 per share.

(a)(4) The names and identities of the persons to who such options were granted are as follows:

Name	Identity	Date	Amount
William C. Deem	Individual	7/99	200
		7/00	200
		7/01	200
Carolyn A. Ewart	Individual	7/99	750
		7/00	750
		7/01	750
Kristi G. Hager	Individual	1/01	200

Steven C. Hall	Individual	7/99	1,000
		7/00	1,000
		7/01	1,000
Martha K. Kellar	Individual	7/99	40
		7/00	40
		7/01	40
James A. Meagle, Jr.	Individual	7/99	1,500
		7/00	1,500
		7/01	1,500
Amy J. Morgan	Individual	7/99	20
		7/00	20
		7/01	20
William F. O'Connor	Individual	11/99	200
		11/00	200
		11/01	200
W. Bryan Pennybacker	Individual	7/99	1,000
		7/00	1,000
		7/01	1,000
Donna L. Perine	Individual	7/99	850
		7/00	850
		7/01	850
Charlene E. Ullman	Individual	7/99	20
		7/00	20
		7/01	20

(b) None.

(c) The securities were offered and sold in reliance on the exemption provided by Section 4(2) of the Securities Act of 1933, Regulation D and/or Rule 701 promulgated under Section 3(b) of the Securities Act of 1933. Each recipient of such securities was a key employee and/or director of the issuer and/or Settlers Bank, the issuer's wholly-owned subsidiary. Each recipient who was not an accredited investor at the time (as defined by Rule 501) was determined by the issuer to have such knowledge and experience in financial and business matters that he or she is capable of evaluating the merits and risks of the prospective investment.

ITEM 6. Other Present or Proposed Offerings

None.

ITEM 7. Marketing Arrangements

(a) None.

(b) Identify any underwriter that intends to confirm sales to any accounts over which it exercises discretionary authority and include an estimate of the amount of securities so intended to be confirmed.

NONE.

ITEM 8. Relationship with Issuer of Experts Named in Offering Statement

W. Bryan Pennybacker is a Certified Public Accountant and employed as the issuer's Treasurer and Chief Financial Officer. As such, Mr. Pennybacker assisted the issuer in preparing the financial statements included in this Form 1-A Offering Statement.

ITEM 9. Use of a Solicitation of Interest Document

Not applicable.

PART II – OFFERING CIRCULAR

OFFERING STATEMENT
THIRD STREET BANCSHARES, INC.
50,000 Common Shares

This Offering Statement relates to the offering of 50,000 shares of the no par common stock of Third Street Bancshares, Inc., an Ohio corporation (the "Company"). The Shares are being offered by the Company first to the approximately 250 persons who are existing shareholders of the Company and then to the public at a price of $30.00 per Share (the "Offering"). The Shares will be offered for sale (i) by the officers and directors of the Company and the officers, directors and employees of the Bank who will not be paid a selling commission (ii) by Prime Solutions Securities, Inc. in the State of West Virginia, on a "best efforts" basis, and (iii) by Community Banc Investments, Inc. in the State of Ohio, on a "best efforts" basis (Prime Solutions Securities, Inc. and Community Banc Investments, Inc. are hereinafter sometimes referred to collectively as the "Underwriters").

The Company was incorporated on May 28, 1998. The principal business of the Company is operating an Ohio-chartered commercial bank named Settlers Bank (the "Bank"). The Bank is a wholly-owned subsidiary of the Company. The Bank is located in Marietta, Ohio and its deposits are insured by the Federal Deposit Insurance Corporation ("FDIC"). The executive offices of the Company are located at 115 Third Street, Marietta, Ohio 45750 and its telephone number is (740) 373-9200.

A minimum of 33,334 Shares must be sold in the Offering. The Company will initially offer the Shares to existing shareholders of the Company. The initial exclusive offer to existing shareholders will expire on May 31, 2002. If the maximum number of Shares being offered hereby is not subscribed for by such shareholders by May 31, 2002, the remaining Shares will be offered to the public and the shareholders. If the minimum number of Shares is not sold by August 31,2002, this Offering will be terminated, unless extended by the Company to no later than March 1, 2003. All Shares will be offered on a first come, first served basis. The minimum purchase for existing shareholders shall be 30 Shares or $900.00. The minimum purchase for new shareholders is 200 Shares or $6,000.00. The maximum purchase for existing shareholders is the number of Shares which, when added to such shareholder's current Shares, would result in the shareholder owning a total of 26,000 Shares in the aggregate. The maximum purchase for new shareholders is 26,000 Shares or $780,000.00. The Company will not accept subscriptions from more than 150 persons who are not shareholders of the Company as of the date of this Offering Statement. The Company reserves the right to change any of the foregoing offer dates and/or minimum or maximum purchase limitations at any time without notice. In the event that the Company changes the minimum number of Shares which must be sold in the Offering, or extends the date by which such minimum number of Shares must be sold by beyond March 31, 2003, the Company shall provide each person who has subscribed to purchase Shares with an opportunity to rescind their investment and receive a prompt refund.

Until the minimum number of Shares is sold, all funds received by the Company will be placed in escrow. If the minimum number of Shares is not sold, this Offering will be terminated, the sale of any Shares made pursuant hereto will be rescinded and the escrow agent will return to each investor all funds received from such investor for the purchase of Shares, with interest. See "PLAN OF DISTRIBUTION".

There is no public market for the Company's Shares and there can be no assurance that a public market will develop for the Shares.

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THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OFFERED SELLING LITERATURE. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED HEREUNDER ARE EXEMPT FROM REGISTRATION.

THESE SECURITIES ARE NOT DEPOSITS. THESE SECURITIES ARE NOT INSURED BY THE FDIC OR ANY OTHER AGENCY, AND ARE SUBJECT TO INVESTMENT RISK, INCLUDING THE POSSIBLE LOSS OF PRINCIPAL.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION NOR HAS THE FEDERAL DEPOSIT INSURANCE CORPORATION PASSED ON THE ADEQUACY OR ACCURACY OF THIS OFFERING CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

	Price To Public	Underwriting Commission[2]	Proceeds To Issuer[3]
Per Share	$30.00[1]	$1.50	$28.50
Total Minimum	$1,000,020.00	$50,001.00	$950,019.00
Total Maximum	$1,500,000.00	$75,000.00	$1,425,000.00

1. The offering price for the Shares has been arbitrarily determined by the Company and is not based on any objective criteria.

2. The 50,000 Shares being offered in this Offering will be offered for sale (i) by the officers and directors of the Company and the officers, directors and employees of the Bank who will not be paid a selling commission, and (ii) by the Underwriters on a "best efforts" basis. The Underwriters will receive a cash commission equal to 5% of the gross proceeds from their sale of such Shares. The Underwriters may, pursuant to the Underwriting Agreements with the Company, engage the services of other underwriters in order to sell such Shares. In the event the services of such other underwriters are used, such other underwriters will receive a cash commission equal to [___%] of the gross proceeds from their sales of such Shares and the Underwriters will receive a cash commission equal to [___%] of such sales. None of the underwriters have any obligation to purchase any Shares. The Company has agreed to indemnify the underwriters against certain civil liabilities, including liabilities under the Securities Act of 1933, as amended. See "PLAN OF DISTRIBUTION."

3. Proceeds are determined before deducting expenses of the Company (other than selling commissions) related to this Offering, including legal and accounting fees and certain miscellaneous expenses, anticipated to aggregate not more than $50,000.

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This Offering will terminate on August 31, 2002 unless extended no later than March 31, 2003. See "THE OFFERING".

The Date of this Offering Statement is March 18, 2002.

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN AFFORD TO SUSTAIN THE LOSS OF THEIR ENTIRE INVESTMENT. SEE "RISK FACTORS."

THE SHARES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"), AND ARE BEING OFFERED AND SOLD IN RELIANCE ON THE EXEMPTION FROM REGISTRATION PROVIDED BY SECTION 3(B) OF THE ACT AND REGULATION A OF THE SECURITIES AND EXCHANGE COMMISSION.

THE SHARES HAVE BEEN REGISTERED WITH THE OHIO DIVISION OF SECURITIES PURSUANT TO SECTION 1707.091 OF THE OHIO REVISED CODE AND WITH THE WEST VIRGINIA DIVISION OF SECURITIES PURSUANT TO SECTION 32-3-303 OF THE WEST VIRGINIA REVISED CODE. SUCH REGISTRATIONS SHOULD NOT BE CONSTRUED TO IMPLY ANY GUARANTY OR OBLIGATION AS TO THE SHARES ON THE PART OF THE STATE OF OHIO OR THE STATE OF WEST VIRGINIA. THE SHARES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES LAWS OF ANY OTHER STATE.

NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS OFFERING STATEMENT, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

THIS OFFERING STATEMENT DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY TO ANY PERSON WHO HAS NOT EXECUTED, COMPLETED AND RETURNED A SUBSCRIPTION AGREEMENT AND A PURCHASER SUITABILITY QUESTIONNAIRE.

EACH PROSPECTIVE PURCHASER SHOULD CONSULT HIS OR HER OWN COUNSEL, ACCOUNTANT AND OTHER PROFESSIONAL ADVISORS AS TO LEGAL, TAX AND OTHER RELATED MATTERS CONCERNING HIS OR HER INVESTMENT. PROSPECTIVE PURCHASERS ARE NOT TO CONSTRUE THE CONTENTS OF THIS OFFERING STATEMENT OR ANY PRIOR OR SUBSEQUENT COMMUNICATIONS FROM ANY REPRESENTATIVE OF THE COMPANY AS INVESTMENT, LEGAL OR TAX ADVICE.

THE COMPANY RESERVES THE RIGHT IN ITS SOLE DISCRETION TO REJECT ANY SUBSCRIPTION FOR COMMON SHARES SUBMITTED TO IT FOR ANY REASON, INCLUDING, BUT NOT LIMITED TO, ANY SUBSCRIPTION FOR WHICH THE ACCEPTANCE BY THE COMPANY OR SUBSEQUENT ISSUANCE OF SHARES PURSUANT THERETO WOULD, IN THE COMPANY'S OPINION, RESULT IN A VIOLATION OF LAW OR CHANGE IN VOTING CONTROL, REQUIRE REGULATORY APPROVAL, CAUSE THE COMPANY TO BECOME A REPORTING COMPANY, OR OTHERWISE NOT BE IN THE BEST INTEREST OF THE COMPANY.

TABLE OF CONTENTS

SUMMARY INFORMATION

The following summary is qualified in its entirety by the detailed financial and other information appearing elsewhere in this Offering Statement.

The Company

The Company was incorporated on May 28, 1998 as an Ohio corporation under the name "Dime Bancshares, Inc.". On or about August 10, 1998, the Company adopted a resolution to change the Company's name to "Third Street Bancshares, Inc.". The principal business of the Company is operating an Ohio-chartered commercial bank named Settlers Bank (the "Bank"). The Bank is a wholly-owned subsidiary of the Company and its principal asset. The Bank and the main office of the Company are located at 115 Third Street, Marietta, Ohio 45750. The Company's telephone number is (740) 373-9200. See "DESCRIPTION OF BUSINESS".

Risk Factors

An investment in the Common Shares offered hereby is highly speculative, involves a high degree of risk and should be considered only by persons who can afford to sustain a total loss of their investment. A prospective investor should consider carefully the risk factors discussed below. See "RISK FACTORS".

Business

The Company operates as a bank holding company. Although wholly-owned by the Company, the Bank is an independent community bank offering a wide range of services. The Bank's strategy for attracting business depends on the efforts of its officers to provide personalized, focused service to the Bank's customers. Although the Bank does not differ significantly from other community banks with respect to services or pricing, it believes that it has a strategic advantage over its competitors due to the responsiveness and accessibility of the officers of the Bank. The Bank believes that by giving attention to detail at the most senior level it will attract small businesses and other customers who value such service. See "DESCRIPTION OF BUSINESS".

The Offering

The Company is offering up to 50,000 of its Common Shares, without par value (the "Shares"), at a price of $30.00 per Share. The purpose of the Offering is to raise capital to support the growth of the Bank and the Company. The 50,000 Shares being offered in this Offering will be offered for sale (i) by the officers and directors of the Company and the officers, directors and employees of the Bank who will not be paid a selling commission, and (ii) by the Underwriters on a "best efforts" basis. The Underwriters will receive a cash commission equal to 5% of the gross proceeds from their sale of such Shares. The Underwriters may, pursuant to the Underwriting Agreements with the Company, engage the services of other underwriters in order to sell such Shares. In the event the services of such other underwriters are used, such other underwriters will receive a cash commission equal to [___%] of the gross proceeds from their sales of such Shares and the Underwriters will receive a cash commission equal to [____%] of such sales.

The Company will initially offer the Shares to the approximately 250 persons who are existing shareholders of the Company. The initial exclusive offer to existing shareholders will expire on May 31, 2002. If the maximum number of Shares being offered hereby is not subscribed for by such shareholders by May 31, 2002, the remaining Shares will be offered to the public and the shareholders. All Shares will be offered on a first come, first served basis. The minimum purchase for existing shareholders shall be 30 Shares or $900.00. The minimum purchase for new shareholders is 200 Shares or $6,000.00. The maximum purchase for existing shareholders is the number of Shares which, when added to such shareholder's current Shares, would result in the shareholder owning a total of 26,000 Shares in the aggregate. The maximum purchase for new shareholders is26,000 Shares or $780,000.00. The Company will not accept subscriptions from more than 150 persons who are not shareholders of the Company as of the date of this Offering Statement. The Company reserves the right to change any of the foregoing offer dates and/or minimum or maximum purchase limitations at any time without notice. In the event that the Company changes the minimum number of Shares which must be sold in the Offering or extends the date by which such minimum number of Shares must be sold by beyond March 31 2003, the Company will provide each person who has subscribed to purchase Shares with an opportunity to rescind their investment and receive a prompt refund. Funds received from investors in this Offering will be held in escrow at Park National Bank until 33,334 Common Shares are sold. The Shares will initially be offered primarily to residents of the State of Ohio and the State of West Virginia, however, the Company may make limited offers and sales in other states to the extent permissible under such states securities laws. See "PLAN OF DISTRIBUTION".

Capital Stock Outstanding

Immediately prior to the issuance and sale of the Common Shares offered hereby, 228,000 Common Shares of the Company were issued and outstanding. In addition, the Company has granted stock options under the Company's 1999 Stock Incentive Plan which may be exercised into 16,940 Common Shares. To date, none of the outstanding stock options has been exercised. If all of the Shares being offered in this Offering are sold, 278,000 Common Shares will be issued and outstanding after this Offering; if only the minimum number of Shares is sold, 261,334 Common Shares will be issued and outstanding. See "PLAN OF DISTRIBUTION".

Use of Proceeds

The Company will utilize a portion of the net proceeds realized from the sale of the Shares in this Offering to pay-off certain indebtedness of the Company and will use all or a portion of the remaining net proceeds to provide additional capital for the Bank. Proceeds not used to retire indebtedness or contributed to the capital of the Bank will be retained by the Company for general corporate purposes. See "USE OF PROCEEDS TO ISSUER".

Risk Factors

Purchase of Shares offered hereby involves certain risks of which each prospective investor should be aware. See "RISK FACTORS".

RISK FACTORS

An investment in the Shares offered hereby is highly speculative, involves a high degree of risk and should be considered only by persons who can afford to sustain the total loss of their investment. A prospective investor should consider carefully the risk factors discussed below.

Limited Operating History

Since the Company was incorporated on May 28, 1998 and the Bank has only been operating since July 26, 1999, a prospective investor does not have access to the same type of information in evaluating an investment in the Company as would be available to a prospective purchaser of securities of a financial institution with a longer history of operations. Although the Company realized an operating profit of $247,752 for the twelve (12) month period ending December 31, 2001, the Company incurred an operating loss of ($727,196) for calendar year 1999 and an operating loss of ($597,243) for calendar year 2000. There can be no assurance that the Company will continue to generate operating profits. Any future profits will likely be reduced or eliminated by the necessity of utilizing such funds to further capitalize the Bank. See "DESCRIPTION OF BUSINESS".

Unpredictable Changes in Government Regulation and Ability to Comply

Federal and state laws and regulations impose extensive restrictions on bank holding companies and state-chartered banks which affect the operations of the Company and the Bank. Banks and bank holding companies are required to maintain certain ratios of primary and total capital to total assets. Banks are subject to state and federal regulations as to required reserves, limitations on the nature and amount of loans, approval of mergers and acquisitions, payment of dividends, and other aspects of banking operations. Any change in applicable laws or regulations may have a material effect on the business and prospects of the Company and the Bank. See "SUPERVISION AND REGULATION".

Unpredictable Economic Conditions

The results of operations for the Company and the Bank may be materially and adversely affected by changes in economic conditions, including declines in real estate market values, changes in interest rates and the monetary and fiscal policies of the federal government. Other factors include inflation, recession, unemployment, money supply and other factors beyond the control of the Company. The Company's and the Bank's profitability will be in part a function of the spread between the interest rates earned on investments and loans and the interest rates paid on deposits and other interest-bearing liabilities. As a result, an increase or decrease in rates could have a material adverse effect on the Bank's and the Company's net income, capital and liquidity. See "SUPERVISION AND REGULATION".

Dependence on Key Individuals

The successful operation of the Bank and, therefore, the profitability of the Company, will depend upon retaining the services of James A. Meagle, Jr., W. Bryan Pennybacker and Carolyn A. Ewart as executive officers of the Company and the Bank. The Company has purchased a $2,300,000 "key person" life insurance policy on James A. Meagle, Jr. Neither the Company nor the Bank has employment agreements with any of the above-named individuals and neither the Company nor the Bank maintains "key person" life insurance on any of its officers or directors except for the Company's aforementioned life insurance policy on James A. Meagle, Jr. See "DESCRIPTION OF BUSINESS--EMPLOYEES".

Potential for Assessment of Bank Shares

Under banking laws of the State of Ohio, the common stock of the Bank is subject to assessment if the Bank's capital becomes impaired from losses or other causes and the Ohio Division of Financial Institutions orders such assessment. The Shares of the Company however are not directly assessable by the Division. If the common stock of the Bank is assessed and the Company is required to invest more funds in the Bank, the Company may not have the funds available to do so and may need to acquire additional funds for that purpose from its shareholders, equity markets or through loans, which funds may not be available at that point in time. In such event, the common stock of the Bank could be ordered sold by the Ohio Division of Financial Institutions and the value of the Shares would likely be adversely affected. See "SUPERVISION AND REGULATION".

Competition in Market Area

The banking business is highly competitive and there is no assurance that the Bank will be able to compete successfully in its primary service area. The Bank is a small state bank with limited legal lending authority, limited operations and limited ability to obtain funds. These factors could adversely impact its profitability. The Bank's primary service area contains many larger, established banks with significantly greater facilities and resources than those available to the Bank. Banks from other states also are permitted to compete in Ohio. Other competition will come from savings and loan associations, thrift associations, credit unions, finance companies, brokerage institutions, money market funds and other financial institutions. These and other institutions will compete with the Bank in efforts to obtain new deposits and make loans, in the scope and type of services offered, in interest rates paid on deposits and charges for loans and in other aspects of commercial banking. See "DESCRIPTION OF BUSINESS".

No Dividends in the Immediate Future

The Company has paid no dividends to date and does not intend to pay dividends in the immediate future. The principal source of revenue to the Company is dividends received from the Bank. There can be no assurance that the Bank will ever pay dividends to the Company, and it presently is the intention of the Company to use any dividends received from the Bank to finance the growth of the Company. Any dividends declared or paid by the Company will be subject to the discretion of its Board of Directors and will depend upon, among other things, future earnings, the operating and financial condition of the Company, its capital requirements and general business conditions. Payment of dividends by the Bank is also subject to restrictions set forth in federal and state banking laws, including a prohibition against dividends being paid by a bank during its first three years of operations. The Company will review its dividend policy periodically. See "DESCRIPTION OF BUSINESS—Dividend Policy" and "SUPERVISION AND REGULATION".

Dilution

Current shareholders of the Company will suffer a dilution in their percentage interest in the outstanding Shares of the Company to the extent that they do not purchase sufficient Shares in this Offering to maintain their proportionate interest in the equity of the Company. This dilution will impact each shareholder's voting rights and the amount of distributions, if any, received by the shareholder from the Company. Additionally, purchasers in this Offering will experience an immediate dilution of their equity interest in the Company's Shares. See "DILUTION".

Voting Rights and Lack of Control

Shareholders have no cumulative voting rights, thus permitting a majority of a quorum in the voting power in the election of directors to elect every director and precluding a minority of the voting power in the election of directors from electing any director. See "SECURITIES BEING OFFERED".

The directors and officers of the Company, immediately prior to completion of this Offering, beneficially own 98,836 Shares of the Company. The directors and officers of the Bank, immediately prior to completion of this Offering, beneficially own 114,186 Shares of the Company. The officers and directors of the Company and the Bank have indicated that they intend to purchase a total of 7,370 and 8,670 Shares in this Offering, respectively. The Company has issued options to certain of the officers and directors of the Company and the Bank to purchase up to 15,300 Shares of the Company. Assuming that none of such outstanding options are exercised, and that the directors and officers of the Company and the Bank purchase a total of 7,370 and 8,670 additional Shares, respectively, in this Offering, the directors and officers of the Company as a group will control approximately 38.20% of the voting power if the maximum number of Shares is sold and approximately 40.64% of the voting power if only the minimum number of Shares is sold. The directors and officers of the Bank as a group will control approximately 44.19% of the voting power of the Company if the maximum number of Shares is sold and approximately 47.01% of the voting power if only the minimum number of Shares is sold. The officers and directors of the Company and the Bank may purchase additional Shares in this Offering which would further increase their voting control. See "PLAN OF DISTRIBUTION" and "SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS".

Any additional stock awards or the exercise of any options for the purchase of shares granted or which may be granted to key employees, officers and/or directors pursuant to the Third Street Bancshares, Inc. 1999 Stock Incentive Plan, which the Company adopted on July 27, 1998, may further increase the percentage of voting power of management. See "REMUNERATION OF DIRECTORS AND OFFICERS—Stock Plan".

Anti-Takeover Provisions Could Affect Change in Control

The Company's Articles of Incorporation and Code of Regulations include certain provisions, the effect of which may be to inhibit a change of control of the Company. The Company's Articles of Incorporation and Code of Regulations provide for staggered terms for members of the Company's Board of Directors and require an affirmative vote of the holders of three-quarters (3/4) of the issued and outstanding common shares of the Company for any merger or consolidation of the Company and for the sale of substantially all of the assets of the Company. In addition, Ohio law requires shareholder approval and approval of the Ohio Division of Financial Institutions of the acquisition of certain levels of voting power of the Company. The Bank Holding Company Act of 1956 requires the approval of the Federal Reserve Board of the acquisition of certain levels of voting power of the Company as well. See "SECURITIES BEING OFFERED" and "DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES" and "SUPERVISION AND REGULATION".

Absence of Public Market

There presently is no public market for the Shares and it is not expected that one will develop in the future. Accordingly, purchasers of Shares should be prepared to hold their investment indefinitely. The Shares have not been registered under the Securities Act of 1933, as amended, or the securities laws of any state other than Ohio and West Virginia.

Arbitrary Offering Price

The offering price of the Shares has been arbitrarily determined by the Company and does not necessarily bear any relationship to the assets, earnings or book value of the Company. Accordingly, the offering price should not be considered an indication of the actual value of the Shares. Such value is subject to change as a result of activities of the Company, market conditions and other of factors, and there can be no assurance that the Shares can be resold at the offering price.

No Preemptive Rights

Purchasers of the Shares offered hereby will not have preemptive rights to acquire other or additional Shares which may, from time to time, be issued by the Company. The lack of such right could cause a dilution in the ownership percentage of any shareholder in the event of a subsequent issuance of any additional shares of capital stock by the Company. See "SECURITIES BEING OFFERED".

Dependance on Local Economy

The success of the Company and the Bank is largely dependent on the general economic conditions of its primary service area which is the City of Marietta, Ohio and the surrounding area. Any factors which adversely affect the economy of the Bank' s primary service area could adversely affect the performance of the Company. There can be no assurance that a slowdown in the economy as a result of market conditions would not have an adverse impact on the business of the Company.

Loan Concentration

The Bank's loan portfolio is concentrated in real estate loans and commercial lending. "Loan Concentrations" are categories of loans that exceed 25% of the Bank's capital structure and loan loss allowance. Although the Company does not believe that the loan concentrations currently pose an undue risk, the concentration in these areas could present risk in the event of a downturn in the local economy.

Disclosure Regarding Forward-Looking Information

This Offering Statement contains forward-looking statements relating to the Company's and the Bank's operations that are based on management's current expectations, estimates and projections about the Company and the Bank and the banking industry. Words such as "expect," "intends," "plans," "projects," "believes," "estimates," "anticipates" and variations of these words and similar expressions are used to identify such forward-looking statements. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to predict. Further, certain forward-looking statements are based upon assumptions as to future events that may not prove to be accurate. Therefore, actual outcomes and results may differ materially from what is expressed or forecast in such forward-looking statements. The Company undertakes no obligation, and does not intend, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. A number of important factors could cause actual results to differ materially from those indicated by such forward-looking statements. Such factors include those set forth in this Offering Statement under the heading "RISK FACTORS".

DILUTION

As of December 31, 2001, the Company's and the Bank's consolidated net tangible book value was $4,510,125.00 or approximately $19.78 per Share. "Net tangible book value" per Share represents the amount of total tangible assets less total liabilities of the Company and the Bank, on a consolidated basis, divided by the total number of Shares outstanding. After giving effect to the receipt of the estimated net proceeds from the sale of Shares offered hereby, the pro forma net tangible book value as of December 31, 2001 would have been approximately $5,460,144.00 or $20.89 per Share if the minimum number of Shares is sold, and $5,935,125.00 or $21.35 per Share if the maximum is sold. This represents an immediate increase in such pro forma net tangible book value to the existing shareholders of $1.11 per Share if the minimum number of Shares is sold and $1.57 per Share if the maximum number of Shares is sold and an immediate dilution to new investors of $9.11 per Share if the minimum number of Shares is sold and $8.65 per Share if the maximum is sold. The following table approximately illustrates this per Share dilution:

	Minimum	Maximum
Offering price per Share	$30.00	$30.00
Net tangible book value per share before the Offering	$19.78	$19.78
Increase per share attributable to purchasers in the Offering	$1.11	$1.57
Pro forma net tangible book value per share after the Offering	$20.89	$21.35
Dilution per share to purchasers	$9.11	$8.65
Dilution as Percentage of Offering Price	30.37%	28.83%

The following table summarizes, on the pro forma basis set forth above, as of December 31, 2001, the relative investment of the existing shareholders and the purchasers of Shares in this Offering:

	Number of Common Shares		**Total Consideration**		**Average Price Per**
	Amount	**Percent**	**Amount**	**Percent**	**Common Share**
Maximum					
Existing Shareholders	228,000	82.01%	$5,700,000	79.17%	$25.00
Purchasers in this Offering	50,000	17.99%	$1,500,000	20.83%	$30.00
Minimum					
Existing Shareholders	228,000	87.24%	$5,700,000	85.07%	$25.00
Purchasers in this Offering	33,334	12.76%	$1,000,020	14.93%	$30.00

The above computations do not include 16,940 Shares which may be issued upon the exercise of stock options previously granted or any Shares for options which may be granted in the future pursuant to the Company's 1999 Stock Incentive Plan. See "DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES".

PLAN OF DISTRIBUTION

The Company is offering 50,000 Shares, without par value, at $30.00 per Share.

A minimum of 33,334 Shares must be sold in this Offering.

The Company will initially offer the Shares to the approximately 250 persons who are existing shareholders of the Company. The initial exclusive offer to existing shareholders will expire on May 1, 2002. If the maximum number of Shares being offered hereby is not subscribed for by such shareholders by May 1, 2002, the remaining Shares will be offered to the public and the shareholders. All Shares will be offered on a first come, first served basis. The minimum purchase for existing shareholders shall be 30 Shares or $900.00. The minimum purchase for new shareholders is 200 Shares or $6,000.00. The maximum purchase for existing shareholders is the number of Shares which, when added to such shareholder's current Shares, would result in the shareholder owning a total of 26,000 Shares in the aggregate. The maximum purchase for new shareholders is 26,000 Shares or $780,000.00. The Company will not accept subscriptions from more than 150 persons who are not shareholders of the Company as of the date of this Offering Statement. The Company reserves the right to change any of the foregoing offer dates and/or minimum or maximum purchase limitations at any time without notice. In the event that the Company changes the minimum number of Shares which must be sold in the Offering, or extends the date by which such minimum number of Shares must be sold by beyond March 31, 2003, the Company shall provide each person who has subscribed to purchase Shares with an opportunity to rescind their investment and receive a prompt refund.

Until at least 33,334 Shares are sold in this Offering, all funds received by the Company for the purchase of Shares will be placed in escrow. The escrow agent will be Park National Bank, 50 North Third Street, Newark, Ohio 43058-3500. If the minimum number of Shares is not sold by August 31,2002, this Offering will be terminated, unless extended by the Company to no later than March 1,2003. In the event this Offering is terminated because the minimum number of Shares is not sold, or for any other reason, the sale of any Shares made pursuant hereto will be rescinded and the escrow agent will return to each investor the funds received from such investor for the purchase of Shares, with interest.

The Shares will initially be offered primarily to residents of the State of Ohio and the State of West Virginia, however, the Company may make limited offers and sales in other states to the extent permissible under such states securities laws.

The Shares have not been registered under the Securities Act of 1933, as amended (the "Act"), and are being offered and sold in reliance on Section 3(b) of the Act and Regulation A as promulgated by the Securities and Exchange Commission.

The Shares are being offered for sale on behalf of the Company (i) by the officers and directors of the Company and by the officers, directors and employees of the Bank, (ii) by Prime Solutions Securities, Inc. in the State of West Virginia, on a "best efforts" basis, and (iii) by Community Banc Investments, Inc in the State of Ohio, on a "best efforts" basis (Prime Solutions, Inc. and Community Banc Investments, Inc. are hereinafter sometimes referred to collectively as the "Underwriters"). Offers for sale of the Shares may only be made by means of this Offering Statement. The officers and directors of the Company and the officers, directors and employees of the Bank will not receive a selling commission for their efforts in selling Shares in this Offering. The Underwriters will receive a cash commission equal to 5% of the gross proceeds from their sale of Shares in this Offering. The Underwriters may, pursuant to the Underwriting Agreements with the Company, engage the services of other underwriters in order to sell the Shares. In the event the services of such other underwriters are used, such other underwriters will receive a cash commission equal to [__%] of the gross proceeds from their sales of such Shares and the Underwriters will receive a cash commission equal to [___%] of such sales.

If the Underwriters sell all of the Shares in this Offering, the total underwriting commissions will be $75,000.00. In the event that the Underwriters sell the minimum number of Shares being offered in this Offering, the total underwriting commissions will be $50,001.00. None of the underwriters has any obligation to purchase any Shares in this Offering. The Company has agreed to indemnify the underwriters against certain civil liabilities, including liabilities under the Securities Act of 1933, as amended.

No Shares may be offered or sold in any state or jurisdiction where the offer or sale of the Shares may not, in the opinion of legal counsel to the Company, be lawfully made.

The Company is authorized by its Articles of Incorporation to issue up to 500,000 Shares. On the date hereof, 228,000 Shares are issued and outstanding. If all the Shares offered hereby are sold, 278,000 Shares will be issued and outstanding after this Offering. If only 33,334 Shares are sold, the minimum amount which must be sold in this Offering, 261,334 Shares will be issued and outstanding after this Offering. The foregoing assumes that none of the Company's outstanding options to purchase up to 16,940 shares of the Company's common stock are exercised.

There is presently no public market for the Shares and it is not expected that one will develop in the future.

The price at which the Shares are being offered to the public has been determined arbitrarily by the Company and is not based upon the Company's assets, book value, net worth or any other recognized criterion of value.

The 228,000 Common Shares which are outstanding immediately prior to the completion of this Offering were issued pursuant to sales which in the opinion of the Company were exempt from registration under federal and state securities laws.

PURCHASER SUITABILITY

Each prospective purchaser should realize that there exists no exchange or national market for the Company's Shares and it is highly unlikely that any public market will develop for the resale of the Shares. In addition, because of the various risk factors and the lack of liquidity, each prospective purchaser should be of sufficient financial means to assume the risks inherent in the purchase of the Shares and must evaluate whether such investment is suitable based upon such purchaser's investment objectives, financial situation and needs. Each prospective purchaser will be required to represent that he/she has sufficient knowledge and experience in business and financial matters to evaluate the merits and risks of an investment in the Shares. Prospective purchasers should carefully consider all of the risks relating to an investment in the Shares, including, but not limited to, the risk factors discussed above and should consult their own legal, tax and financial advisors.

AVAILABLE INFORMATION

On or about October 15, 1998, the Company filed with the Ohio Division of Financial Institutions (the "Division") an Application for Authorization to Organize a New State-Chartered Bank (the "State Application") to be named Settlers Bank (the "Bank"). The Bank applied with the Federal Deposit Insurance Corporation ("FDIC") for federal deposit insurance coverage of its deposits on or about October 15, 1998 (the "FDIC Application"). The Company submitted an application to the Board of Governors of the Federal Reserve System (the "Federal Reserve Board") for permission to become a bank holding company by acquiring all the voting stock of the Bank on or about October 12, 1998 (the "Federal Reserve Board Application"). The State Application, Federal Reserve Board Application and the FDIC Application contain certain information which is not set forth in this Offering Statement. On July 20, 1999, the Bank obtained a Certificate of Authority from the Division. On July 19, 1999, the FDIC Application and the Federal Reserve Board Application were approved authorizing the Bank to commence business as a subsidiary of the Company.

The State Application is available for public inspection at the offices of the Ohio Department of Commerce, Division of Financial Institutions, 77 South High Street, 21st Floor, Columbus, Ohio 43215-6120. The FDIC Application is available for public inspection at the regional offices of the FDIC, 500 West Monroe Street, Suite 3500, Chicago, Illinois 60661. The Federal Reserve Board Application is available for public inspection at the offices of the Federal Reserve Bank of Cleveland, 1455 East Sixth Street, Cleveland, Ohio 44101.

The Company has filed with the Securities and Exchange Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, a Regulation A Offering Statement on Form 1-A (together with any amendments, the "Form 1-A") under the Securities Act of 1933, as amended, with respect to the securities being offered hereby. This Offering Statement, which is part of the Form 1-A, does not contain all of the information set forth in the Form 1-A and its exhibits. For further information with respect to the Company and the Shares, reference is made to the Form 1-A and the exhibits filed therewith, which may be examined, or copies obtained, from the Commission at the address set forth above. Any statements contained in this Offering Statement concerning the provisions of any document are not necessarily complete, and in each instance, reference is made to the copy of such document filed as an exhibit to the

Form 1-A or otherwise filed with the Commission, FDIC, Federal Reserve Board or Division. Each such statement is qualified in its entirety by such reference.

USE OF PROCEEDS TO ISSUER

The net proceeds from the sale of the Shares, estimated to be $1,425,000.00 if all the Shares offered hereby are sold and $950,019.00 if only the minimum number of Shares is sold (in each case before deducting expenses payable by the Company, estimated at $50,000), will be used to pay-off certain indebtedness of the Company and to provide additional capitalization for the Bank to support loans, investments and other banking activities.

	Minimum	Maximum
Net Proceeds from Offering	$950,019.00	$1,425,000.00
Less: Estimated Offering Expenses	50,000	50,000
Net Proceeds from Offering	$900,019.00	$1,375,000.00
Anticipated Use of Net Proceeds:		
Pay-off Line of Credit	$500,000.00	$500,000.00
Capital Contribution to Bank	$400,019.00	$875,000.00

The Federal Reserve Board, Division and FDIC require banks and bank holding companies to maintain minimum capital ratios. On November 28, 2001, the Company secured a $600,000 line of credit with Citizens First Bank, a West Virginia banking corporation, to enable the Company to contribute additional capital to the Bank in order to meet such capital ratio requirements. As of the date of this Offering, the outstanding principal balance on the line of credit is $500,000. The promissory note evidencing such line of credit requires quarterly payments of interest only and the outstanding principal balance is due on November 30, 2002. The note provides for variable interest and the current rate of interest is 5.5% per annum. The obligations of the Company under the note are secured by a security interest in all of the shares of stock of the Bank currently owned by the Company. The Company intends to use $500,000 of the net proceeds of this Offering to pay-off the line of credit in full.

Should the Bank continue to grow and its deposits continue to increase, the Company will be required by the regulatory authorities to contribute additional capital to the Bank to support such growth. Based upon the current growth-rate of the Bank, the Company anticipates that the balance of the proceeds from the Offering after payment of the Company's outstanding balance on its line of credit with Citizens First Bank will be used to provide additional capital to the Bank. In the event all of such net proceeds are not immediately needed for additional Bank capital, the Company will retain such proceeds for future contributions to the capital of the Bank and possible future acquisitions, although the Company has no pending, contemplated or anticipated acquisition plans.

While management believes that the net proceeds of this Offering will be sufficient to satisfy the Bank's capital requirements until at least December 31, 2008, there can be no assurance that the Bank will not require additional capital in the future.

The Company and the Bank reserve the right to change the anticipated use of proceeds from the sale of the Shares in the event changes are necessary to comply with regulatory requirements or for other reasons. In such event, the Company and the Bank will limit the use of such proceeds to activities incidental to banking activities and/or activities which banks are permitted to engage in under federal and state banking laws.

DESCRIPTION OF BUSINESS

Formation

The Company was incorporated on May 28, 1998, as an Ohio corporation, for the purpose of becoming a bank holding company and forming a commercial bank with an Ohio charter. On or about October 15, 1998, the Bank filed with the Ohio Division of Financial Institutions (the "Division") an Application for Authorization to Organize a New State-Chartered Bank (the "State Application"). The Bank applied with the Federal Deposit Insurance Corporation for federal insurance coverage of its deposits on or about October 15, 1998 (the "FDIC Application"). The Company filed an application with the Board of Governors of the Federal Reserve System for permission to become a bank holding company by acquiring all the voting stock of the Bank on or about October 12, 1998 (the "Federal Reserve Board Application"). On July 20, 1999 the Bank obtained a Certificate of Authority from the Division. On July 19, 1999, the FDIC Application and the Federal Reserve Board Application were approved authorizing the Bank to commence business as a subsidiary of the Company. See "SUPERVISION AND REGULATION". The Company purchased the shares of Settlers Bank (the "Bank") on June 12, 1998 and began operating the Bank on July 26, 1999.

Business

The principal business of the Company is the ownership and operation of the Bank, which is a wholly-owned subsidiary of the Company and its principal asset. The Company is a bank holding company with consolidated total assets of approximately $46,513,143 at December 31, 2001. In the future, the Company may acquire or organize other financial institutions with state or federal charters, however the Company has no pending, contemplated or anticipated acquisition plans. The Company may also in the future engage in other activities permitted under the Bank Holding Company Act of 1956, as amended, although it does not have any present plans to do so. The Bank and the main office of the Company are located at 115 Third Street, Marietta, Ohio 45750. The Company's telephone number is (740) 373-9200.

The Bank

Although wholly-owned by the Company, the Bank is an independent community bank. As a community bank, the Bank primarily serves individuals and small and medium-sized businesses located in Marietta, Ohio and the surrounding community. The Bank provides a full range of retail banking services, including (i) the acceptance of demand, savings and time deposits, (ii) the making of loans to consumers, businesses and other institutions, (iii) the investment of excess funds in the purchase of federal funds, U.S. government and agency obligations, and state, county and municipal bonds, and (iv) other miscellaneous financial services usually handled for customers by commercial banks. The Bank offers its customers deposit services that are typically available in most financial institutions, including checking accounts, savings accounts and other time deposits of various types, ranging from money market accounts to longer term certificates of deposit. The transaction accounts and time certificates are tailored to the principal market area at rates competitive in the area. In addition, retirement accounts such as IRAs (Individual Retirement Accounts) are available. The Bank's deposits are attracted primarily from individuals, merchants, small and medium-sized businesses, and professionals. All deposit accounts are insured by the FDIC up to the maximum amount. At December 31, 2001, the Bank had total deposits of $41,064,552.

The principal sources of the Bank's revenues are: (i) interest and fees on loans, (ii) deposit service charges, (iii) federal funds sold (funds loaned on a short-term basis to other banks), and (iv) interest on investments (principally government securities). The Bank's lending activity consists of short-to-medium-term commercial and consumer loans, including operating loans and lines, equipment loans, automobile loans, recreational vehicle and truck loans, personal loans or lines of credit, home improvement and rehabilitation loans. The Bank also offers safe deposit boxes, direct deposit of payroll and social security checks, automated teller machine access, debit cards, automatic draft for various accounts and internet banking. The Bank has a night depository and an automated teller machine as well as drive-up services.

The Bank may open branch offices, however neither the Company nor the Bank has any plans to do so in the next 12 months. The Bank's ability to add other branches will depend upon its profitability, upon the ability of the Company to provide funding and upon obtaining regulatory approvals.

Changes in governmental monetary policy and other economic trends may affect the ability of the Bank to attract deposits and make loans and may also affect the demand for mortgage and other loans, and, accordingly, the operating results of the Bank. The Company is unable to predict the nature or extent of the effect on the Bank's operating results of monetary policy changes or other economic factors over which the Company has no control, such as unemployment and inflation. The success of the Bank depends in significant part upon its ability to match its sources and uses of funds so as to create a favorable net interest spread. Given the volatility of interest rates, it is possible that in the future the interest income earned by the Bank on loans and investments will be less than the interest paid by it on deposits and borrowings. While the Company will seek to manage this risk in a way that is advantageous to its shareholders, there is no assurance that it will succeed.

The following summarizes nonaccrual, past due and restructured loans of the Bank as of:

	December 31,	
	2001	**2000**
Nonaccrual loans	$23,395	$-0-
Accrual loans past due 90 days	-0-	-0-
Troubled debt restructuring	-0-	-0-
Total	$23,395	$-0-

Nonaccrual loans—The Bank places loans on the nonaccrual status when the principal and/or interest are more than 90 days past due and in the process of collection. The Bank also places a loan on nonaccrual status if the repayment in full is not expected or if there is a significant deterioration in the financial condition of the borrower.

Potential Problem Loans—At December 31, 2001 and 2000, there were no loans not otherwise identified above which are included on the Bank's management's watch list. Management's watch list includes both loans which management has some doubt as to the borrowers' ability to comply with the present repayment terms and loans which management is actively monitoring due to changes in the borrowers financial condition. These loans and their potential loss exposure have been considered the Bank's management's analysis of the adequacy of the allowance for loan losses.

Foreign Outstandings—There were no foreign outstandings during the periods presented.

Loan Concentrations—There are no concentrations of loans greater than 10% of total loans which are not otherwise disclosed as a category of loans in the footnotes to financial statements.

Other Interest Bearing Assets—As of December 31, 2001 and December 31, 2000, there are no other interest bearing assets that are past due or for which management does not expect full payment.

The allowance for loan losses balance and the provision charged to expense are judgmentally determined by the Bank's management based upon periodic review of the Bank's loan portfolio, including an analysis of impaired loans, past loan loss experience, current economic conditions, loan portfolio growth, peer group information and various other circumstances which are subject to change over time. In making this judgment, management reviews selected large loans as well as delinquent loans, nonaccrual loans, problem loans and loans to industries experiencing economic difficulties. The collectibility of these loans is evaluated after considering the current financial position of the borrower, the estimated market value of the collateral, guarantees and the Bank's collateral position versus other creditors.

An analysis of the allowance for loan losses is as follows for the years ended December 31, 2001, 2000 and 1999:

	DECEMBER 31,		
	2001	2000	1999
BALANCE, BEGINNING OF PERIOD	$402,000	$154,000	$ -0-
Provisions Charged to Operations	31,831	284,019	154,035
Loans Charged Off	(23,779)	(19)	(35)
Recoveries	948	-0-	-0-
BALANCE, END OF PERIOD	$411,000	$402,000	$154,000

The allowance for loan losses consists of the following amounts relating to outstanding loan classifications as of December 31, 2001 and 2000:

	DECEMBER, 31	
	2001	2000
Mortgage Loans	$48,492	$29,829
Commercial Loans	307,732	311,952
Installment Loans	43,588	23,044
Home Equity Loans	7,750	3,849
Overdrafts Classified as Loans	3,438	33,326
BALANCE, END OF PERIOD	$411,000	$402,000

Competition

The banking business in the Bank's primary service area is competitive. Offices of subsidiary banks of major Ohio banks and bank holding companies are located throughout the area. Many banks enjoy certain competitive advantages over the Bank, including greater financial and human resources, established contacts with businesses and individuals and the ability to make larger loans to a single borrower than is presently possible for the Bank. The greater financial resources of these banks also allow them to maintain numerous branch offices (and thus offer greater convenience to the public than the Bank) and to conduct extensive advertising and promotional campaigns. The Bank also competes with savings banks, credit unions and other types of financial intermediaries, including money market funds and other mutual funds and insurance companies, some of which are not subject to the same degree of regulation and restriction as the Bank.

To help it compete effectively, the Bank relies on the experience of its senior officers and the personal and business contacts of its officers, directors and shareholders. While larger commercial banks may offer numerous branch offices, it is management's opinion that the Bank is in a strong position to gain business by providing focused, personalized services to its customers.

Employees

The Company has no employees. Carolyn A. Ewart, Steven C. Hall, James A. Meagle, Jr., W. Bryan Pennybacker and Donna L. Perine are executive officers of the Bank. Such officers receive salaries from the Bank but receive no compensation for their services to the Company. The Bank currently employs 16 full-time employees and 3 part-time employee. See "DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES".

Dividend Policy

The Company has paid no dividends to date and does not expect to pay any dividends to its shareholders in the immediate future. The principal source of revenue to the Company is dividends received from the Bank. The Bank, however, intends to retain its earnings and not pay dividends to the Company at least until the Bank is operating profitably and has recovered all initial operating losses. There can be no assurance that the Bank will ever pay dividends to the Company, and the Company presently intends to use any dividends received from the Bank to finance the growth of the Company. Any dividends declared or paid by the Company will be subject to the discretion of its Board of Directors and will depend upon, among other things, future earnings, the operating and financial condition of the Company, its capital requirements and general business conditions. Payment of dividends by the Bank also is subject to restrictions imposed by federal and state banking laws, including a prohibition against payment of any dividends during the first three years of the Company's operation imposed by the Federal Reserve Board and the State of Ohio. These restrictions are described below under the caption "SUPERVISION AND REGULATION".

Capitalization

The following table sets forth the capitalization of the Company and the Bank (on a consolidated basis) as of December 31, 2001 and as adjusted to give effect to the issuance and sale of the Shares offered hereby.

	As of December 31, 2001	As Adjusted Minimum	As Adjusted Maximum
Shareholders' Equity:			
Common shares, no par value, 500,000 shares authorized, 228,000 shares issued; Proforma 261,334 shares issued at minimum and 278,000 shares issued at maximum	$5,700,000	$6,700,020	$7,200,000
Accumulated deficit	($1,230,700)	($1,230,700)	($1,230,700)
Accumulated other comprehensive income	40,825	40,825	40,825
Total shareholders' equity	$4,510,125	$5,510,145	$6,010,125

DESCRIPTION OF PROPERTY

The Bank and the main office of the Company are located at 115 Third Street, Marietta, Ohio 45750. The Company purchased the real estate located at such address for a price of $264,487 on July 6, 1998 from Third Street Development Company, Ltd., a company which was formed by five of the Company's founding shareholders. After acquiring the real estate, the Company contracted with Weppler Construction to construct a two-story, approximately 12,000 square foot office building on the property. Construction of the building was completed on July 1, 1999 for a total cost of $1,654,368.00. On July 26, 1999, the Bank purchased the land and the building from the Company for a price of $1,918,855.00 which represented the total direct and indirect costs associated with the acquisition of the land and construction of the building by the Company.

Pursuant to a certain Lease, dated January 20, 2000, the Bank leased approximately 2,100 square feet of space in the Bank's building, to Interim HealthCare of the Upper Ohio Valley, Inc. The term of such Lease commenced on February 1, 2000 and ends on January 31, 2003. The Lease provides for rent of $3,030.00 per month for the term of the Lease.

Pursuant to a certain Lease, dated January 15, 2001, the Bank leased office 109 of the Bank's building, containing approximately 300 square feet, to Prime Solutions Securities, Inc. The initial term of the Lease was for twelve (12) months with successive renewal periods of twelve (12) months each. The Lease may be terminated by either party with ninety (90) days notice prior to expiration of the then current term. Rent for the initial term was $500.00 per month. The rent as of February 1, 2002 was $3,000 per month.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

The Company currently estimates that upon completion of the Offering its directors and officers will beneficially own 106,206 Shares and the officers and directors of the Bank will own 122,856 Shares, assuming that none of the outstanding options to purchase Shares are exercised, and assuming that the officers and directors of the Company and the Bank purchase 7,370 and 8,670 additional Shares in this Offering, respectively. If all the Shares offered hereby are sold, such directors and officers as a group will control approximately 38.20% and 44.19%, respectively, of the voting power of the Company. If only the minimum number of Shares is sold, such directors and officers will control approximately 40.64% and 47.01%, respectively, of such voting power.

The following table sets forth the names and ages of the directors, executive officers and significant employees of the Company and positions with the Company:

Name	Age	Position (Term as Director Expires)
Carolyn A. Ewart	56	Secretary
C. Fred Hunter, Jr.	65	Director (2002)
Robert G. Kelly	73	Director (2002)
James A. Meagle, Jr.	56	President and Director (2002)
W. Bryan Pennybacker	45	Treasurer and Chief Financial Officer
Richard A. Spindler	62	Director (2002)
Dan S. Stephan, Jr.	44	Director (2003)
Neil R. Wynn	61	Director (2003)

The following table sets forth the names and ages of the directors, executive officers and significant employees of the Bank and positions with the Bank:

Name	Age	Position (Term as Director Expires)
Carolyn A. Ewart	56	Senior Vice President, Secretary And Human Resource Officer
John J. Hadley	58	Director (2003)
Steven C. Hall	47	Senior Vice President and Chief Lending Officer
C. Fred Hunter, Jr.	65	Director (2002)
Robert G. Kelly	73	Director (2002)
James A. Meagle, Jr.	56	Chairman, President, Chief Executive Officer and Director (2002)
W. Bryan Pennybacker	45	Senior Vice President, Treasurer and Chief Financial Officer
Donna L. Perine	46	Senior Vice President, Chief Operations Officer and Compliance Officer
Richard A. Spindler	62	Director (2002)
Dan S. Stephan, Jr.	44	Director (2003)
Louis G. Stephan, III	52	Director (2002)
Neil R. Wynn	61	Director (2003)

The Board of Directors of the Company presently consists of six (6) members and the Board of Directors of the Bank presently consists of eight (8) members. The terms of the members of both Boards of Directors are staggered and expire at the annual meeting of shareholders to be held in the years indicated above and until their successors are elected and qualified. Executive officers serve at the discretion of the Board of Directors.

Carolyn A. Ewart, was born May 7, 1945 in Marietta, Ohio and has been a resident of the Marietta community for 30 years. Ms. Ewart has been in banking for 20 years having been employed by The Dime Bank in May of 1981 as a secretary. Ms. Ewart was elected Assistant Vice President and Secretary to the Board of Directors of The Dime Bank in March of 1986 and was appointed Human Resource Officer for The Dime Bank in 1993. Ms. Ewart continued to function in those capacities until April of 1998 when she resigned her position at The Dime Bank to work for Third Street Bancshares, Inc.

John J. Hadley is a native of Marietta and a graduate of Marietta High School. He attended Marietta College and graduated from the Cincinnati College of Embalming in 1965. He is a licensed Embalmer and Funeral Director in both Ohio and West Virginia. Since 1969, Mr. Hadley has been President of Hadley Funeral Home with locations in Marietta, Reno and New Matamoras. Mr. Hadley is very active in the Marietta community. He participates in all Masonic bodies and is on the Divan Line of the Nemesis Temple Shrine. Mr. Hadley is currently serving his second five-year term on the Board of Embalmers and Funeral Directors of Ohio and was appointed to this position by the Governor of the State of Ohio. Mr. Hadley is a director of the Bank and his term as a director of the Bank will expire in 2003.

Steven C. Hall was born in Marietta, Ohio, March 1, 1954 and has been a resident of Williamstown, West Virginia all of his life. Mr. Hall received a Bachelor of Science degree from West Liberty State College in 1977 and is also a graduate of Kent State University's School of Consumer Lending, Ohio University's School of Banking, Miami University's Commercial Lending School and the Graduate School of Banking at the University of Wisconsin. Mr. Hall has been actively involved in banking for 25 years and has progressed from a loan officer position with The Dime Bank in 1977 to the position of Executive Vice President in charge of lending and was subsequently promoted to President when The Dime Bank was purchased by WesBanco in April of 1998. During Mr. Hall's tenure as Executive Vice President of Lending at the Dime Bank, he was responsible for the supervision of the bank's total loan portfolio, including collections, compliance, loan review, consumer lending, mortgage lending, commercial lending, Farmers Home Administration loans and Small Business Administration loans. After being promoted to President of the WesBanco Bank in Marietta, Mr. Hall became responsible for the daily oversight and supervision of all of WesBanco's operations at their locations in Marietta and Barlow. Mr. Hall has been very supportive and active in the communities of both Marietta and Williamstown, West Virginia.

C. Fred Hunter, Jr. was born in Marietta, Ohio, September 17, 1936 and has been a lifetime resident of the Marietta community. Mr. Hunter graduated from Marietta College in 1962 with a Bachelor of Science degree in business administration. Mr. Hunter is a director of the Company and a director of the Bank. Mr. Hunter's term as a director of the Company and the Bank expires in 2002. Mr. Hunter was a director of The Dime Bank from 1986 to 1998 and was part of a group of investors who purchased The Dime Bank from American Bancorporation in 1986. While serving as a director of The Dime Bank, Mr. Hunter served on the bank's Profit Planning Committee from 1993 until April of 1998. Since 1962, Mr. Hunter has worked for numerous large national firms including Wheeling Steel Corporation from 1962 until 1964 where he was employed as a sales representative; Marbon Chemicals from 1964 until 1967 where he was employed as a sales representative; Borg-Warner Chemicals from 1967 until 1988 where he had advanced from the position of sales manager in 1967 to the position of regional sales manager in 1975 and then to general sales manager with worldwide sales responsibility in 1979; and G.E. Plastics as manager of national account operations from 1988 until his retirement in 1994. Upon retiring from G.E. Plastics in 1994, Mr. Hunter established C.F. Hunter & Associates, a sales and marketing consulting entity.

Robert G. Kelly was born in Marietta, Ohio, July 31, 1928 and has been a resident of the Marietta community for 55 years. Mr. Kelly is a director of the Company and a director of the Bank. Mr. Kelly's term as a director of the Company and the Bank expires in 2002. Mr. Kelly was a director of The Dime Bank from 1986 to 1998 and was part of a group of investors who purchased The Dime Bank from American Bancoporation in 1986. While serving as a director of The Dime Bank, Mr. Kelly served on the bank's Marketing Committee from 1987 until April of 1998. Since 1979, Mr. Kelly has been employed in the automobile industry. In 1979, Mr. Kelly became part-owner and Vice President of the New Weihl Olds-GMC dealership in Marietta, Ohio and remained as Vice President until the business was merged in January of 1997 into Quantum Leasing and Auto Sales. After the merger, Mr. Kelly was appointed President of Quantum Leasing and Auto Sales. Mr. Kelly has also been involved in real estate ownership and development in Marietta, Ohio and has been a partner in MKB Realty since 1979. Mr. Kelly serves on the Advisory Board of the Salvation Army and is a member of the Christ United Methodist Church of Marietta.

James A. Meagle, Jr. was born in Norfolk, Virginia, September 16, 1945 and has been a resident of the Marietta community for 56 years. Mr. Meagle received a Bachelor of Arts degree from Wittenberg University in 1967 and graduated from the Graduate School of Banking at the University of Wisconsin in 1978. Mr. Meagle is President, Chief Executive Officer and a director of the Company and serves in the same capacities with the Bank. Mr. Meagle's term as a director of the Company and the Bank expires in [1999 and 2000] respectively. Mr. Meagle has been in banking for approximately 30 years. During his 30 years as a banker, Mr. Meagle has held management positions in nearly every area of the bank, including collections, compliance, loan review, mortgage lending and commercial lending. Mr. Meagle reached the position of President, Chief Executive Officer and a director of The Dime Bank in 1980. Mr. Meagle continued to function in those positions after the acquisition of The Dime Bank from American Bancorporation during 1986 and the subsequent sale of The Dime Bank to Commercial BancShares, Inc. in 1992. Mr. Meagle was part of the group of investors who purchased The Dime Bank from American Bancorporation in 1986. Following the acquisition of The Dime Bank from American Bancorporation,

Mr. Meagle was instrumental in restructuring The Dime Bank's operations. Mr. Meagle's other business experiences include applying for and receiving branch approval to establish a deposit pick-up service, opening a noninvestment deposit sales department, instituting in-house data processing services and establishing a broker-dealer operation for investment sales for The Dime Bank. During the time period that Commercial BancShares, Inc. owned The Dime Bank, Mr. Meagle served on the Board of Directors of Commercial BancShares, Inc., the KSOP Board of Trustees, the E.D.P. Committee and the Board of Directors of CommBanc Investments, a broker-dealer subsidiary. Mr. Meagle has been a Director of the Washington County Community Improvement Corporation and its predecessor, the Ohio Industrial Development Corporation, for 27 years. He served as President of the Washington County Community Improvement Corporation for two years. Mr. Meagle is a member of the Marietta Area Chamber of Commerce and serves on the Board of Trustees of the Marietta Memorial Hospital Health Foundation.

W. Bryan Pennybacker was born in Parkersburg, West Virginia, March 19, 1956 and has been a lifetime resident of the surrounding community. Mr. Pennybacker graduated from West Virginia University in December of 1979 with a Bachelor of Science in Business Administration. Mr. Pennybacker began his career in public accounting in January of 1980 with Harman, Thompson, Mallory, and Ice, A. C., certified public accountants, Parkersburg, West Virginia. Mr. Pennybacker worked for this firm for 13 years. During those 13 years, Mr. Pennybacker provided professional services to various entities in the form of audits, corporate tax preparation and planning, preparation of financial statements, various filings with the Securities and Exchange Commission, mergers and acquisitions, creation of bank holding companies, development of accounting systems and various consultations on audit and accounting issues. Mr. Pennybacker worked with a wide array of business entities, however, his main focus was on financial institutions, multi-bank holding companies and health and welfare organizations. From October of 1994 to June of 1998, Mr. Pennybacker was employed as the Senior Audit Manger of Commercial BancShares, Inc., a multi-bank holding company. Mr. Pennybacker created an internal audit department for the holding company that provided auditing, tax and accounting services to the subsidiaries as well as the holding company. In addition, Mr. Pennybacker was directly involved with the preparation of quarterly and annual financial statements, developing and maintaining the accounting records for the broker-dealer subsidiary, merger and acquisition issues, evaluation of data center operations including the back up site and preparation of the consolidated corporate tax returns. Mr. Pennybacker became a Certified Public Accountant in 1984 and is a member of the American Institute of Certified Public Accountants, West Virginia Society of Certified Public Accountants and West Virginia Board of Accountancy.

Donna L. Perine was born in Lakewood, Ohio, August 25, 1955 but has lived in the Harrisville, West Virginia area for the last 32 years. Ms. Perine graduated from the Graduate School of Banking at the University of Wisconsin in 1986, the Equibank Consumer Lending School in 1982 and the West Virginia University School of Banking in 1979. She has taken continuing education, BAI and AIB classes at West Virginia University in Parkersburg, accumulating 45 credit hours. Ms. Perine has been actively involved in banking for 28 years and has progressed from an entry-level bookkeeper position with the Union Bank of Harrisville, West Virginia in 1973. In 1976, Ms. Perine was employed by the Farmers and Merchants Bank of Ritchie County, in Harrisville, West Virginia and advanced to the position of President and C.E.O. in 1990. Ms. Perine served as President and C.E.O. of the Farmers and Merchants Bank of Ritchie County until the holding company was purchased by WesBanco in April of 1998. While President and C.E.O. of the Farmers and Merchants Bank, Ms. Perine was responsible for the daily oversight of branch operations for five of WesBanco's Ritchie County locations. Ms. Perine has been active in and supportive of the communities surrounding Harrisville, West Virginia.

Richard A. Spindler was born in Marietta, Ohio, July 15, 1939 and has been a resident of the Marietta community for 52 years. Mr. Spindler is a director of the Company and as a director of the Bank. Mr. Spindler's term as a director of the Company and the Bank expires in 2002. Mr. Spindler was a director of The Dime Bank from 1986 to 1998 and was part of a group of investors who purchased The

Dime Bank from American Bancorporation in 1986. While serving as a director of The Dime Bank, Mr. Spindler served on the bank's Profit Planning Committee from 1990 until April of 1998. Mr. Spindler is an engineer by trade and the President and Chief Executive Officer of Dowling Pool Co. in Williamstown, West Virginia, a company which he has owned and operated since 1968. In addition, Mr. Spindler has been involved in several real estate development projects in Marietta, Ohio and has been part owner of Rivertown Development Co. since 1988.

Dan S. Stephan, Jr. was born in Marietta Ohio, May 5, 1957 and has been a lifetime resident of the surrounding community. Mr. Stephan graduated from West Virginia Wesleyan in 1979 with a Bachelor of Science degree in business administration. Mr. Stephan is a director of the Company and a director of the Bank. Mr. Stephan's term as a director of the Company and the Bank expires in 2003. Mr. Stephan was a director of The Dime Bank from 1987 to 1998 and was part of a group of investors who purchased The Dime Bank from American Bancorporation in 1986. While a director of The Dime Bank, Mr. Stephan served on the bank's Profit Planning Committee from 1990 until April of 1998. During the time that Commercial BancShares, Inc. owned The Dime Bank, Mr. Stephan served on the E.D.P. Committee at Commercial BancShares and the Board of Directors of CommBanc Investments, a broker-dealer subsidiary. Mr. Stephan has been self-employed in the wholesale and retail publication business for the past 19 years. Mr. Stephan was appointed Vice President of Sales/Operations for Valley News Service in Parkersburg, West Virginia in 1979 and still holds that position at the present time. In 1996, he was also appointed Vice President of Sales/Operations for Andersen/Stephan News in Parkersburg, West Virginia and still holds that position at the present time.

Louis G. Stephan, III is a native of Williamstown, West Virginia. He graduated from Williamstown High School and in 1971 graduated from Cornell University. He has an extensive background in hotel management in several locations in the Eastern United States. Mr. Stephan owned and operated the Holiday Inn in Marietta and sold that business in late 1998. Mr. Stephan presently serves as President of Valley Hospitality, Inc. Mr. Stephan is active in the Marietta and Williamstown communities and is a past president of the Marietta Tourist and Convention Bureau. He is currently a member of Rotary International. Mr. Stephan is a director of the Bank and his term as a director of the Bank will expire in 2002.

Neil R. Wynn was born in Washington County, Ohio, May 16, 1940 and has been a lifetime resident of the Marietta area community. Mr. Wynn is a director and chairman of the Company and serves as a director of the Bank. Mr. Wynn's term as a director of the Company and the Bank expires in 2003. Mr. Wynn was a director of The Dime Bank from 1986 to 1998 and was part of a group of investors who purchased The Dime Bank from American Bancorporation in 1986. While a director of The Dime Bank, Mr. Wynn served as Chairman of the bank's Profit Planning Committee from 1990 until April of 1998. During the period that Commercial BancShares, Inc. owned The Dime Bank, Mr. Wynn served on the Compensation Committee for Commercial BancShares, Inc. Mr. Wynn has been an entrepreneur since 1966 when he left the Borg-Warner Corporation in Parkersburg, West Virginia as their Production Control Manager. Mr. Wynn had been employed at Borg-Warner for six years. His entrepreneurial ventures include real estate construction and development; oil and gas production; and a new car and truck dealership. From 1985 until 1991, Mr. Wynn owned the Wynncrest Chevrolet-Olds-Buick-GEO dealership in Barnesville, Ohio. In 1978, Mr. Wynn established N & K Oil & Gas in Marietta, Ohio, a company that he still owns and operates at the present time. Mr. Wynn is a member of the Classic Car Club of America and the Antique Auto Club of America. He is also a member of the Belpre Church of Christ.

REMUNERATION OF DIRECTORS AND OFFICERS

None of the officers of the Company receives any compensation for their services rendered to the Company. The following table sets forth information regarding remuneration of directors and officers of the Bank during the fiscal year ended December 31, 2001:

Name of Individual or Identity of Group	Capacity in Which Remuneration was Received	Aggregate Remuneration
James A. Meagle, Jr.	Chairman, President and Chief Executive Officer	$82,500
W. Bryan Pennybacker	Senior Vice President, Treasurer and Chief Financial Officer	$67,500
Steven C. Hall	Senior Vice President and Chief Lending Officer	$67,500
Three highest paid Officers of the Bank as a Group		$217,500

Each director of the Company receives an annual retainer of $300.00 for serving on the Board of Directors of the Company. Each director of the Bank receives an annual retainer of $1,200 and a fee of $50.00 for attendance at each meeting of the Board of Directors of the Bank.

The executive officers, directors and other key employees of the Company and the Bank are also entitled to participate in the Third Street Bancshares, Inc. 1999 Stock Incentive Plan which the Company adopted on July 27, 1998 (the "Plan"). See "Stock Plan" and "Employee Benefit Plans" below.

Stock Plan

On July 27, 1998, the Company adopted the Third Street Bancshares, Inc. 1998 Stock Incentive Plan, which was subsequently amended as of February 15, 1999 (n/k/a/ Third Street Bancshares, Inc. 1999 Stock Incentive Plan) (the "Plan"). The Plan permits the Board of Directors of the Company, in its sole discretion, to grant nonqualified stock options to all employees and directors of the Company and the Bank for the purchase of shares of the Company's no par common stock. The purpose of the Plan is to serve as a performance incentive for employees, to encourage the ownership and capital growth of the Company's common stock and to encourage such persons to remain in the employ of the Company and the Bank. In granting options under the Plan, the Board of Directors may consider an employee's responsibility level, performance potential, cash compensation level, the value of the Shares at the time of grant and such other factors as it deems appropriate. The aggregate number of shares of stock subject to awards under the Plan may not exceed 30,780 shares. As of the date of this Offering, the Company has issued options exercisable into 16,940 Shares. The Board of Directors may not grant options for more than 6,156 shares of stock of the Company in any one-year. The option price may be determined in the Board's sole and absolute discretion, however, the option price per share shall in no event be less than the higher of (a) $25, (b) the book value of such shares at the end of the prior calendar year, or (c) fair market value of such Shares on the date of the grant. Each stock option granted under the Plan shall expire not more than ten (10) years from the date the option is granted. Under the terms of the Plan as adopted, options may be granted by the directors of the Company without further shareholder approval.

Employee Benefit Plans

The Bank has adopted customary employee benefit plans, including a 401(k) plan, in which employees of the Bank may participate. The Bank also may adopt a cash bonus plan which would provide cash bonuses to Bank employees based upon satisfaction of financial goals to be determined by the Bank. The terms and conditions of the bonus plan will be established by the Board of Directors of the Bank.

Future Transactions

Any future transactions between the Company and any officer, director or person owning five percent (5%) or more of any class of the Company's Shares will be entered into on terms at least as favorable to the Company as could be obtained from unaffiliated independent third parties.

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITY HOLDERS

The following table sets forth information, both before and after the Offering, with respect to the ownership, direct or indirect, of Shares by officers and directors of the Company and the Bank and certain shareholders of the Company. No other person, or persons acting as a group, is known to the Company to be the owner of more than ten percent (10%) of any class of the Company's voting securities. The officers and directors of the Company and the Bank may purchase additional Shares in this Offering, if necessary to achieve the minimum purchase of 33,334 Shares to complete the Offering.

Name	Title of Class	Amount Owned Before Offering	Amount Owned After Offering[1]
Carolyn A. Ewart 638 4th Street Marietta, OH 45750	No par common	800 (0.04%)	900 (0.03%)
John J. Hadley 505 Wooster Street Marietta, OH 45750	No par common	4,000 (1.75%)	4,000 (1.44%)
Steven C. Hall Box 281, Waverly Road Williamstown, WV 26187	No par common	2,150 (0.09%)	2,150 (0.08%)
C. Fred Hunter, Jr. 1602 Glendale Road #3 Marietta, OH 45750	No par common	8,862 (3.89%)	8,862 (3.19%)
Robert G. Kelly 607 Wooster Street Marietta, OH 45750	No par common	12,600 (5.53%)	14,000 (5.04%)
James A. Meagle, Jr. #5 Floral Circle Marietta, OH 45750	No par common	19,536(8.57%)	19,836 (7.14%)
W. Bryan Pennybacker #9 Silos Williamstown, WV 26187	No par common	2,000 (0.09%)	2,000 (0.07%)

Name	Title of Class	Amount Owned Before Offering	Amount Owned After Offering[1]
Donna L. Perine P.O. Box 340 Ellenboro, WV 26346	No par common	1,200 (0.05%)	1,300 (0.05%)
Richard A. Spindler 309 Ohio Street Marietta, OH 45750	No par common	16,000 (7.02%)	16,000 (5.76%)
Dan S. Stephan, Jr. 81 Northwood Villa Lane Parkersburg, WV 26104	No par common	16,240 (7.12%)	16,840 (6.06%)
Louis G. Stephan, III 301 Poplar Avenue Williamstown, WV 26187	No par common	8,000 (3.51%)	9,200 (3.31%)
Neil R. Wynn 140 Wynnwood Drive Marietta, OH 45750	No par common	22,798 (9.99%)	27,768 (9.99%)
Officers and Directors of the Company as a group		98,836 (43.35%)	106,206 (38.20%)
Officers and Directors of the Bank as a group		114,186 (50.08%)	122,856 (44.19%)

[1] Certain officers and directors of the Company and officers and directors of the Bank have indicated that they intend to purchase a total of 7,370 and 8,670 Shares being offered pursuant to this Offering, respectively. The percentages listed assume that the officers and directors of the Company and the Bank purchase such 7,370 and 8,670 Shares being offered pursuant to this Offering, respectively, and assume that none of the options outstanding under the Third Street Bancshares, Inc. 1999 Stock Incentive Plan are exercised. Officers and directors of the Company and the Bank may purchase additional Shares in this Offering. The percentages shown for ownership of shares by officers and directors after the Offering assume that the maximum number of Shares are sold.

The following table sets forth information with respect to the ownership of stock options by all officers and directors of the Company and the Bank and all officers and directors as a group. Such options were issued pursuant to the Third Street Bancshares, Inc. 1999 Stock Incentive Plan. As of the date of this Offering Statement, none of such options have been exercised.

Name of Holder	**Title and Amount of Securities Called for by Options**	**Exercise Price**	**Exercise Date**
William C. Deem	no par common – 200 no par common – 200 no par common – 200	$25.00	7/20/09 7/20/10 7/20/11
Carolyn A. Ewart	no par common – 750 no par common – 750 no par common – 750	$25.00	7/20/09 7/20/10 7/20/11
Kristi G. Hager	no par common – 200	$25.00	1/20/11
Steven C. Hall	no par common – 1,000 no par common – 1,000 no par common – 1,000	$25.00	7/20/09 7/20/10 7/20/11

Martha K. Kellar	no par common – 40 no par common – 40 no par common – 40	$25.00	7/20/09 7/20/10 7/20/11
James A. Meagle, Jr.	no par common – 1,500 no par common – 1,500 no par common – 1,500	$25.00	7/20/09 7/20/10 7/20/11
Amy J. Morgan	no par common – 20 no par common – 20 no par common – 20	$25.00	7/20/09 7/20/10 7/20/11
William F. O'Connor	no par common – 200 no par common – 200 no par common – 200	$25.00	11/20/09 11/20/10 11/20/11
W. Bryan Pennybacker	no par common – 1,000 no par common – 1,000 no par common – 1,000	$25.00	7/20/09 7/20/10 7/20/11
Donna L. Perine	no par common – 850 no par common – 850 no par common – 850	$25.00	7/20/09 7/20/10 7/20/11
Charlene E. Ullman	no par common – 20 no par common – 20 no par common – 20	$25.00	7/20/09 7/20/10 7/20/11
Officers and Directors of the Company as a group	no par common – 9,750	$25.00	
Officers and Directors of the Bank as a group	no par common – 15,300	$25.00	

INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

Certain Relationships and Related Transactions

The Bank has made the following loans to the following officers and directors of the Bank and the Company:

Name	Date of Loan	Original Aggregate Principal Amount	Interest Rate	Approximate Aggregate Principal Balance	Purpose of Loan
Carolyn A. Ewart	12/7/01	$3,050.00	5.7%	$3,050.00	Personal Loan
John J. Hadley	9/2/99 12/10/99 12/23/99 5/24/00	$483,575.41	8.50% 6.00% 8.25%	$445,488.82	Mortgage Loans Car Loans
Steven C. Hall	9/99	$188,517.01	6.50% 8.00% 6.00%	$181,483.44	Mortgage Loans Line of Credit
C. Fred Hunter, Jr.	8/6/99	$174,325.00	6.50%	$169,821.39	Mortgage Loans
James A. Meagle, Jr.	11/8/00	$321,000.00	9.25% 6.80%	$318,130.00	Construction loan/Mortgage loan

W. Bryan Pennybacker	8/5/99	$16,720.00	6.50%	$9,538.00	Car Loan
Louis G. Stephan, III	11/13/00	$160,110	8.00%	-0-	Mortgage Loan
Neil R. Wynn	8/91	$576,445.04	6.50% 6.75%	$524,562.31	Mortgage Loans

The Bank has entered into a certain Financial Institution Services Agreement and a Lease with Prime Solutions Securities, Inc., one of the underwriters in this Offering. Pursuant to such agreements, Prime Solutions Securities, Inc. leases an office in the Bank's building located at 115 Third Street, Marietta, Ohio for purposes of offering registered broker/dealer services to its customers and to customers of the Bank. As of February 1, 2002, the rent for such office is $3,000 per month. The broker/dealer business operated by Prime Solutions Securities, Inc. at the Bank is staffed by an employee of Prime Solutions Securities, Inc. who is also an employee of the Bank. Products offered by Prime Solutions Securities, Inc. include equity securities, debt securities, open-end/closed-end mutual funds, public limited partnerships, life insurance and annuities. Prime Solutions Securities, Inc. is an independent broker/dealer and the only compensation received by the Bank from the services rendered by Prime Solutions Securities, Inc. at the Bank is the rent paid pursuant to the aforementioned lease.

Future Transactions

Any future transactions between the Company and any officer, director or person owning five percent (5%) or more of any class of the Company's Shares will be entered into on terms at least as favorable to the Company as could be obtained from unaffiliated independent third parties.

SECURITIES BEING OFFERED

The following summary does not purport to be complete and is qualified in all respects by references to applicable provisions of Ohio law and of the Amended Articles of Incorporation and the Code of Regulations of the Company.

The Company is authorized to issue 500,000 Shares, without par value. Immediately prior to of this Offering, 228,000 Shares were issued and outstanding. The Shares offered hereby, when issued, will be fully paid and non-assessable. At December 31, 2001, the Company had approximately 250 shareholders of record.

Of the authorized Shares, 272,000 Shares are unissued. 50,000 Shares are being offered pursuant to this Offering. 30,780 of such unissued Shares are reserved for issuance under the Third Street Bancshares, Inc. 1999 Stock Incentive Plan (the "Plan"). The Plan permits the Board of Directors of the Company to grant options to key employees and directors of the Company and the Bank to purchase Common Shares. The Company may issue up to 30,780 Shares under the Plan over a ten-year period. Although options have been issued under the Plan which are exercisable into 16,940 Shares, none of such options have been exercised to date. Although the directors have no present intent to do so, they could issue Common Shares to a party who would vote against a particular transaction. The issuance of such Shares could increase the absolute cost of a business combination and thereby discourage a potential takeover.

Applicable provisions of the Company's corporate governance documents and Ohio law which define the material characteristics of the Common Shares are summarized below.

Dividend Rights. Shareholders may receive dividends to the extent funds are legally available and the directors declare payment. The Company has paid no dividends to date and does not expect to pay any dividends to its shareholders in the immediate future. The Federal Reserve Board and the State of Ohio have prohibited the Company from payment of any dividends during the first three years of its operations. The principal source of revenue to the Company will be dividends received from the Bank. The Bank, however, intends to retain its earnings and not pay dividends to the Company at least until the Bank is operating profitably and has recovered all initial operating losses. There can be no assurance that the Bank will ever pay dividends to the Company and the Company presently intends to use any dividends received from the Bank to finance the growth of the Company. Any dividends declared or paid by the Company will be subject to the discretion of its Board of Directors and will depend upon, among other things, future earnings, the operating and financial condition of the Company, its capital requirements and general business conditions. Payment of dividends by the Bank also will be subject to additional restrictions imposed by federal and state banking laws.

Voting Rights. Each shareholder has the right to cast one vote for each share owned on all matters submitted to a vote of shareholders. Shareholders have no cumulative voting rights.

Liquidation Rights. Upon liquidation, after payment of all creditors, the remaining assets of the Company would be distributed to the holders of Common Shares pro rata.

Preemptive Rights. Holders of Common Shares have no preemptive rights with respect to future issuances of Common Shares.

Calls and Assessments. All shares of the capital stock of the Company outstanding are fully paid and nonassessable. The Common Shares offered hereby, when issued and sold in accordance herewith, will be fully paid and nonassessable. However, the Company may be required to fund the Bank after its initial capitalization in the event that the Ohio Division of Financial Institutions determines such capital infusion is necessary. In such event, if the Company does not have significant unencumbered assets to provide such infusion of capital, the Company would be forced to look to the existing shareholders for such funds, to borrow such funds or to have an additional equity offering of shares in the Company.

Change of Control. The Company has adopted certain so-called "anti-takeover" provisions. As discussed above, the Board of Directors may issue a substantial number of shares of capital stock and cumulative voting is not permitted in the election or removal of directors.

Section 1701.831 of the Ohio Revised Code provides that any "control share acquisition of an "issuing public corporation" may be made only with the prior authorization of shareholders. A "control share acquisition" is any acquisition, whether by tender offer, open market purchase, privately negotiated transaction or otherwise, of shares of a corporation which, when added to all other shares owned or controlled by the acquiror, would entitle the acquiror to exercise voting power in the election of directors within any of the following ranges: one-fifth or more but less than one-third; one-third or more but less than a majority; and a majority or more. The effect of this law is generally to prevent a person from acquiring any such level of control without prior shareholder approval.

Section 1704.02 of the Ohio Revised Code prohibits certain transactions, including mergers, consolidations, sales or other dispositions of assets, dissolutions, recapitalizations, loans and guarantees, between an "issuing public corporation" and an "interested shareholder" for three years after the date that such shareholder became an interested shareholder unless prior to such date the board of directors of the corporation has approved such transaction or the purchase of shares that resulted in the shareholder becoming an interested shareholder. After three years, such a transaction is permitted only if (i) prior to the date the shareholder became an interested shareholder the board of directors approved the purchase of shares, (ii) the transaction is approved by two-thirds of the shareholders or such other percentage (not less than a majority of the disinterested shares) set forth in the corporation's articles of incorporation or (iii) the transaction satisfies certain statutory fair price requirements.

Section 1707.043 of the Ohio Revised Code provides that in the event any person makes a proposal to acquire control of any Ohio corporation the outstanding shares of which are listed on a national securities exchange or regularly quoted in the over-the-counter market, such corporation is entitled to recover from such person any profit realized by that person upon the disposition of any equity securities of the corporation by that person within 18 months after making the acquisition proposal.

For purposes of the foregoing Ohio statutes, an "issuing public corporation" is defined as a corporation that (i) is incorporated in Ohio, (ii) has fifty or more shareholders, (iii) has its principal place of business, principal executive offices, assets having substantial value, or a substantial percentage of its assets within Ohio and (iv) has no close corporation agreement in effect and an "interested shareholder" is defined as any person who beneficially owns or has the power to exercise the voting power of shares entitling such person to 10% of the voting power in the election of directors.

The Bank Holding Company Act of 1956 requires every bank holding company to obtain the prior approval of the Federal Reserve Board before acquiring ownership or control of any voting shares of any bank or bank holding company if, after such acquisition, it would own or control, directly or indirectly, more than five percent (5%) of the voting shares of such bank or bank holding company. Ohio law imposes certain additional restrictions on the acquisition and control of voting shares of any bank or bank holding company.

Reports to Shareholders. The Company intends to furnish its shareholders with annual reports, including audited financial statements, and with quarterly reports.

Transfer Agent. The transfer agent for the Common Shares is the Company .

Also see "SUPERVISION AND REGULATION" for requirements of state and federal law with regard to acquisition of the stock of a bank holding company.

SUPERVISION AND REGULATION

The following is a summary of certain statutes and regulations affecting the Company and the Bank. This summary is qualified in its entirety by such statutes and regulations.

The Company

On or about October 15, 1998, the Company filed with the Division an Application for Authorization to Organize a New State-Chartered Bank (the "State Application"). On or about October 15, 1998, the Bank applied to the Federal Deposit Insurance Corporation (the "FDIC Application") for federal deposit insurance coverage of its deposits. The Company submitted an application to the Board of Governors of the Federal Reserve System for permission to become a bank holding company by acquiring all of the voting stock of the Bank on or about October 12, 1998 (the "Federal Reserve Application"). On July 20, 1999, the Bank obtained a Certificate of Authority from the Division. On July 19, 1999, the FDIC Application and the Federal Reserve Application were approved authorizing the Bank to commence business as a subsidiary of the Company.

Due primarily to the Bank's member status with the Federal Reserve Board, the Company is subject to regulation by the Federal Reserve Board and is required to file with the Federal Reserve Board annual reports and other information regarding its business operations and those of its subsidiaries. A bank holding company and its subsidiary banks also are subject to examination by the Federal Reserve Board.

Regulation Y, promulgated under the Bank Holding Company Act of 1956, as amended, requires every bank holding company to obtain the prior approval of the Federal Reserve Board before acquiring substantially all the assets of any bank or before acquiring direct or indirect ownership or control of any voting securities of a bank or bank holding company, if, after such acquisition, it would control, directly or indirectly, more than five percent (5%) of the outstanding shares of any class of voting securities of the bank or bank holding company. Bank holding companies are permitted to acquire control of, or acquire substantially all of the assets of, a bank located outside the state in which the operations of the bank holding company's banking subsidiaries are principally conducted, however, such acquisitions are subject to certain restrictions and requirements. Bank holding companies may also own or control nonbank subsidiaries in any state. Ohio law imposes certain additional restrictions on the acquisition and control of voting shares of any bank or bank holding company.

In approving acquisitions by bank holding companies of companies engaged in nonbanking activities, the Federal Reserve Board considers whether the performance of any such activity by a subsidiary of the holding company reasonably can be expected to produce benefits to the public, such as greater convenience, increased competition, or gains in efficiency, which outweigh possible adverse effects, such as undo concentration of resources, decreased or unfair competition, conflicts of interest, or unsound banking practices. The Federal Reserve Board is authorized to differentiate between activities commenced de novo and those commenced by the acquisition in whole or in part of a going concern.

Bank holding companies, as well as banks and their affiliates, are restricted in, and subject to, limitations regarding transactions with subsidiaries and other affiliates.

In addition, bank holding companies and their subsidiaries are prohibited from engaging in certain "tie-in" arrangements in connection with any extensions of credit, leases, sales of property, or furnishing of services.

The Bank

The Bank is chartered in the State of Ohio and is regulated by the Division of Financial Institutions. The Federal Deposit Insurance Corporation also regulates the Bank and insures its deposits. These regulatory agencies have the authority to examine the Bank and the Bank will be subject to their regulations. In addition, the operations of the Bank are affected through the regulation of the Company and the Bank by the Federal Reserve Board.

Capital

The Federal Reserve Board, the Superintendent and FDIC require banks and holding companies to maintain minimum ratios of primary and total capital to total assets. Regulatory authorities may increase such minimum requirements for all banks and bank holding companies or for specified banks or bank holding companies. Increases in the minimum required ratios could adversely affect the Bank and the Company, including their ability to pay dividends.

The Bank is also subject to federal and state regulations as to such matters as required reserves, limitations as to the nature and amount of its loans and investments, regulatory approval of any merger or consolidation, issuance or retirement of its own securities, limitations upon the payment of dividends and other aspects of banking operations. In addition, its activities and operations are subject to a number of additional detailed, complex and sometimes overlapping federal and state laws and regulations. These include state usury and consumer credit laws, state laws relating to fiduciaries, the Federal Truth-in-Lending Act and Regulation Z, the Federal Equal Credit Opportunity Act and Regulation B, the Fair Credit Reporting Act, the Community Reinvestment Act, anti-redlining legislation and antitrust laws.

Dividend Regulation

The ability of the Company to obtain funds for the payment of dividends and for other cash requirements is largely dependent on dividends declared and paid by its subsidiary bank. Payment of dividends by the Bank and any other subsidiary bank of the Company will be subject to restrictions imposed by federal and state banking laws. The Federal Reserve Board has prohibited the Company from payment of any dividends during the first three years of its operations. These restrictions include the prohibition in the Federal Deposit Insurance Act against the payment of dividends by any insured bank if it is in default in the payment of any assessment to the FDIC and the requirement that no dividend may be declared or paid until the earlier of the date which is three years from the opening of the bank or on which all initial losses of the bank have been recovered.

Under Ohio law, a bank's board of directors may declare dividends and distributions on the bank's outstanding shares, subject to all of the following conditions:

(A) Payment of a dividend or distribution may, generally, only be funded from undivided profits.

(B) A dividend or distribution may be paid in treasury shares or in authorized but unissued shares, if the board makes the required transfers to surplus and paid-in capital.

(C) The approval of the superintendent of financial institutions is required for the declaration of dividends and distributions if the total of all dividends and distributions declared on the bank's shares in any year, and not paid in shares, exceeds the total of its net income for that year combined with its retained net income of the preceding two years.

(D) Prior to the declaration of any dividend or distribution the bank has made all required allocations to reserves for losses or contingencies.

Government Policies and Legislation

The policies of regulatory authorities, including the Federal Reserve Board and the FDIC have had significant effect on the operating results of commercial banks in the past and are expected to do so in the future. An important function of the Federal Reserve Board is to regulate aggregate national credit and money supply through such means as open market dealings in securities, establishments of the discount rate on bank borrowings, changes in reserve requirements against bank deposits and limitations on interest rates which banks may pay on deposits. Policies of these agencies may be influenced by many factors, including inflation, unemployment, short-term and long-term changes in the international trade balance and fiscal policies of the United States government.

The United States Congress has periodically considered and adopted legislation which has resulted in, and is presently considering other legislation that could result in, further deregulation of both banks and other financial institutions, including mutual funds, securities brokerage firms and investment banking firms. No assurance can be given as to whether any additional legislation will be adopted or as to the effect such legislation would have on the business of the Bank or the Company.

Ohio law allows a bank to branch into any county within the state and interstate branching is generally permitted. A bank holding company is presently permitted to merge any or all of its bank subsidiaries into a single bank.

LITIGATION

There are no material pending legal proceedings to which the Company is a party or to which any of its property is subject.

LEGAL MATTERS

The validity of the Shares offered hereby will be passed upon for the Company by Shuler, Plank & Brahm, A Legal Professional Association, 145 East Rich Street, Suite 400, Columbus, Ohio 43215.

THIRD STREET BANCSHARES, INC.
AND SUBSIDIARY

MARIETTA, OHIO

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2001

THIRD STREET BANCSHARES, INC. AND SUBSIDIARY
MARIETTA, OHIO
DECEMBER 31, 2001

TABLE OF CONTENTS

000046

HTM&I

Harman, Thompson, Mallory & Ice, A.C.
Certified Public Accountants

INDEPENDENT AUDITORS' REPORT

Board of Directors
Third Street Bancshares, Inc. and Subsidiary
Marietta, Ohio

We have audited the accompanying consolidated balance sheets of Third Street Bancshares, Inc. and Subsidiary as of December 31, 2001 and 2000, and the related consolidated statements of income, changes in shareholders' equity, and cash flows for the years ended December 31, 2001, 2000, and 1999. These consolidated financial statements are the responsibility of management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Third Street Bancshares, Inc. and Subsidiary as of December 31, 2001 and 2000, and the results of their operations and their cash flows for the years ended December 31, 2001, 2000, and 1999 in conformity with accounting principles generally accepted in the United States of America.

Harman, Thompson, Mallory & Ice A.C.

000047

Parkersburg, West Virginia
January 18, 2002

TOWNE SQUARE, P.O. BOX 149, PARKERSBURG, WEST VIRGINIA 26102-0149 304/485-6584

THIRD STREET BANCSHARES, INC. AND SUBSIDIARY
CONSOLIDATED BALANCE SHEETS
FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

STATEMENT I

	2001	2000
ASSETS		
Cash and Due from Banks	$ 2,450,751	$ 1,216,319
Time Deposits	-0-	495,000
Federal Funds Sold	3,064,000	1,689,000
Investment Securities:		
Securities Held-to-Maturity, At Amortized Cost		
(Fair Value: 2001 - $987,252, 2000 - $2,989,973)	994,588	2,985,708
Securities Available-for-Sale, At Fair Value	3,381,018	4,296,787
Loans	34,060,935	23,094,221
Less: Allowance for Loan Losses	(411,000)	(402,000)
Loans - Net	33,649,935	22,692,221
Accrued Interest Receivable	164,509	171,707
Premises and Equipment, At Cost Less Accumulated Depreciation	2,087,878	2,218,661
Deferred Tax Benefits	584,896	344,536
Other Real Estate Owned	92,953	-0-
Other Assets	42,615	46,920
TOTAL ASSETS	$ 46,513,143	$ 36,156,859
LIABILITIES AND SHAREHOLDERS' EQUITY		
DEPOSITS		
Demand - Noninterest Bearing	$ 4,030,967	$ 2,772,287
Demand - Interest-Bearing	10,424,238	7,733,250
Savings	8,531,086	4,061,162
Time	18,078,261	13,071,863
TOTAL DEPOSITS	$ 41,064,552	$ 27,638,562
Line-of-Credit	500,000	-0-
Federal Funds Purchased	-0-	2,000,000
Securities Sold under Repurchase Agreements	258,205	2,132,696
Accrued Interest Payable	115,861	99,630
Other Liabilities	64,400	46,082
TOTAL LIABILITIES	$ 42,003,018	$ 31,916,970
SHAREHOLDERS' EQUITY		
Common Stock ($25.00 Stated Value; 500,000 Shares Authorized; Issued and Outstanding Shares - 228,000 in 2001 and 2000)	$ 5,700,000	$ 5,700,000
Retained Earnings (Deficit), Including Deficit of $(376,291) Accumulated During the Development Stage in 1999	(1,230,700)	(1,478,452)
Accumulated Other Comprehensive Income	40,825	18,341
TOTAL SHAREHOLDERS' EQUITY	$ 4,510,125	$ 4,239,889
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 46,513,143	$ 36,156,859

The accompanying notes are an integral part of these consolidated financial statements.

THIRD STREET BANCSHARES, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2001, 2000, AND 1999

STATEMENT II

	2001	2000	1999
INTEREST INCOME			
Interest and Fees on Loans	$ 2,467,149	$ 1,485,594	$ 188,009
Interest on Interest-Bearing Deposits in Other Banks	3,017	2,926	26,515
Interest on Time Deposits	3,826	33,024	-0-
Interest on Federal Funds Sold	162,646	57,024	66,171
Interest and Dividends on Investment Securities	333,399	267,769	67,000
Interest Earnings During Development Stage	-0-	-0-	1,103
TOTAL INTEREST INCOME	$ 2,970,037	$ 1,846,337	$ 348,798
INTEREST EXPENSE			
Interest on Deposits	$ 1,489,954	$ 868,645	$ 134,962
Interest on Securities Sold Under Repurchase Agreements	74,618	32,691	8,574
Interest on Federal Funds Purchased	5,659	73,102	-0-
Interest on Other Borrowed Funds	2,536	66	-0-
TOTAL INTEREST EXPENSE	$ 1,572,767	$ 974,504	$ 143,536
NET INTEREST INCOME	$ 1,397,270	$ 871,833	$ 205,262
Provision for Loan Losses	31,831	248,019	154,035
NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES	$ 1,365,439	$ 623,814	$ 51,227
NONINTEREST INCOME			
Service Charges and Fees on Deposits	$ 110,608	$ 58,452	$ 8,539
Other Income	1,072	29	-0-
TOTAL NONINTEREST INCOME	$ 111,680	$ 58,481	$ 8,539
NONINTEREST EXPENSE			
General and Administrative:			
Employee Compensation and Benefits	$ 720,690	$ 666,507	$ 299,152
Occupancy Expense	53,859	82,776	47,763
Furniture and Equipment Expense	148,090	161,254	75,179
Internet and Data Processing Fees	197,916	134,879	81,167
Other Expenses	353,140	357,609	284,605
Organization and Pre-Opening Expenses	-0-	-0-	223,381
TOTAL NONINTEREST EXPENSE	$ 1,473,695	$ 1,403,025	$ 1,011,247
INCOME (LOSS) BEFORE INCOME TAXES	$ 3,424	$ (720,730)	$ (951,481)
Applicable Income Taxes (Benefit)	(244,328)	(123,487)	(224,285)
NET INCOME (LOSS)	$ 247,752	$ (597,243)	$ (727,196)
NET INCOME (LOSS) AVAILABLE FOR COMMON SHAREHOLDERS	$ 247,752	$ (597,243)	$ (727,196)
PER COMMON SHARE DATA:			
NET INCOME	$ 1.09	$ (2.62)	$ (6.50)
CASH DIVIDENDS DECLARED	$ 0.00	$ 0.00	$ 0.00

The accompanying notes are an integral part of these consolidated financial statements.

THIRD STREET BANCSHARES, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2001, 2000, AND 1999

STATEMENT III

	COMMON STOCK	ADDITIONAL PAID IN CAPITAL	RETAINED EARNINGS	ACCUMULATED OTHER COMPREHENSIVE INCOME	TOTAL SHAREHOLDERS' EQUITY
BALANCE, DECEMBER 31, 1998	$ 700,000	$ -0-	$ (154,013)	$ -0-	$ 545,987
(All Retained Earnings Deficit Accumulated During the Development Stage)					
Net Loss During Development			(222,278)		(222,278)
Common Stock Sold	5,000,000				5,000,000
Net Loss from Operations for Year			(504,918)		(504,918)
BALANCE, DECEMBER 31, 1999	$ 5,700,000	$ -0-	$ (881,209)	$ -0-	$ 4,818,791
COMPREHENSIVE INCOME					
Net Income (Loss) for Year			(597,243)		(597,243)
Other Comprehensive Income, Net of Deferred Income Tax:					
Changes in Unrealized Gain (Loss) on Investment Securities					
Available-for-Sale, Net of Deferred Income Tax Benefit of $3,237				18,341	18,341
TOTAL COMPREHENSIVE INCOME					(578,902)
BALANCE, DECEMBER 31, 2000	$ 5,700,000	$ -0-	$ (1,478,452)	$ 18,341	$ 4,239,889
COMPREHENSIVE INCOME					
Net Income (Loss) for Year			247,752		247,752
Other Comprehensive Income, Net of Deferred Income Tax:					
Changes in Unrealized Gain (Loss) on Investment Securities					
Available-for-Sale, Net of Deferred Income Tax Benefit of $3,968				22,484	22,484
TOTAL COMPREHENSIVE INCOME					270,236
BALANCE, DECEMBER 31, 2001	$ 5,700,000	$ -0-	$ (1,230,700)	$ 40,825	$ 4,510,125

The accompanying notes are an integral part of these consolidated financial statements.

THIRD STREET BANCSHARES, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2001, 2000, AND 1999

STATEMENT IV

	2001	2000	1999
CASH FLOWS FROM OPERATING ACTIVITIES			
NET INCOME (LOSS)	$ 247,752	$ (597,243)	$ (727,196)
ADJUSTMENTS TO RECONCILE NET INCOME TO CASH PROVIDED BY OPERATING ACTIVITIES			
Deferred Income Taxes	$ (244,328)	$ (123,487)	$ (224,285)
Depreciation	150,393	164,687	60,500
Provision for Loan Losses	31,831	248,019	154,035
Other Amortizations (Accretions) - Net	(86,557)	(29,152)	-0-
(Increase) Decrease in Accrued Interest Receivable	7,198	(89,455)	(82,252)
(Increase) Decrease in Other Assets	4,305	(31,311)	33,384
Increase (Decrease) in Accrued Interest Payable	16,231	72,879	26,751
Increase (Decrease) in Other Liabilities	17,791	31,614	8,374
TOTAL ADJUSTMENTS	$ (103,136)	$ 243,794	$ (23,493)
NET CASH FLOWS FROM OPERATING ACTIVITIES	$ 144,616	$ (353,449)	$ (750,689)
CASH FLOWS FROM INVESTING ACTIVITIES			
Net (Increase) Decrease in Time Deposits	$ 495,000	$ (495,000)	$ 100,000
Net (Increase) Decrease in Federal Funds Sold	(1,375,000)	2,042,000	(3,731,000)
Purchases of Investment Securities Held-to-Maturity	(931,989)	-0-	(2,970,962)
Purchases of Investment Securities Available-for-Sale	(2,051,982)	(4,094,304)	(194,700)
Proceeds from the Sales or Maturities of Investment Securities Available-for-Sale	2,985,709	28,200	-0-
Proceeds from the Sales or Maturities of Investment Securities Held-to-Maturity	3,018,160	-0-	-0-
Loan Originations and Principal Payment on Loans	(11,096,380)	(14,825,929)	(8,268,346)
Capital Expenditures	(19,610)	(57,165)	(1,740,383)
NET CASH FLOWS FROM INVESTING ACTIVITIES	$ (8,976,092)	$ (17,402,198)	$ (16,805,391)
CASH FLOWS FROM FINANCING ACTIVITIES			
Net Increase (Decrease) in Total Deposits	$ 13,440,399	$ 14,591,537	$ 13,047,025
Net Increase (Decrease) in Federal Funds Purchased	(2,000,000)	2,000,000	-0-
Net Increase (Decrease) in Securities Sold under Repurchase Agreements	(1,874,491)	1,338,824	793,872
Net Increase in Other Borrowing	500,000	-0-	-0-
Principal Reduction on Debt	-0-	-0-	(275,595)
Common Stock Sold	-0-	-0-	5,000,000
NET CASH FLOWS FROM FINANCING ACTIVITIES	$ 10,065,908	$ 17,930,361	$ 18,565,302
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	$ 1,234,432	$ 174,714	$ 1,009,222
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	1,216,319	1,041,605	32,383
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 2,450,751	$ 1,216,319	$ 1,041,605

The accompanying notes are an integral part of these consolidated financial statements.

THIRD STREET BANCSHARES, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2001, 2000, AND 1999
(CONTINUED)

STATEMENT IV

	2001	2000	1999
SUPPLEMENTARY DISCLOSURE OF NONCASH INVESTING AND FINANCING ACTIVITIES			
Total Change in Unrealized Gain (Loss) on Securities Available-for-Sale	$ 26,452	$ 21,578	$ -0-
Loans Transferred to Foreclosed Properties	$ 92,953	$ -0-	$ -0-
SUPPLEMENTARY DISCLOSURE OF CASH FLOWS INFORMATION			
Cash Paid during the Year For:			
Interest	$ 1,556,537	$ 868,934	$ 169,404
Income Taxes	$ -0-	$ -0-	$ -0-

The accompanying notes are an integral part of these consolidated financial statements.

NOTE 1: ORGANIZATION AND DEVELOPMENT

Third Street Bancshares, Inc. was incorporated on May 28, 1998 for the purpose of developing and creating a wholly-owned banking subsidiary in Marietta, Ohio. The Corporation's initial capitalization consisted of 28,000 shares of no par common stock issued through a private placement at $25 per share. During 1999, it subsequently undertook an offering to sell up to 200,000 additional shares of its no par value common stock for $25 per share. On March 26, 1999, Settlers Bank was incorporated as a wholly-owned subsidiary of Third Street Bancshares, Inc. After completion of the stock offering by the parent company and obtaining the requisite regulatory approvals, the Bank was capitalized by the parent company with 1,000 shares of $1,000 par value common stock and $4,100,000 paid-in-capital, for an initial capitalization of $5,100,000. The costs associated with the organization and development of the Corporations and the issuance of the common stock have been expensed in the periods such costs were incurred.

The Bank commenced operations on July 26, 1999 after receiving FDIC and Ohio Division of Financial Institutions certificates of authorization. Third Street Bancshares, Inc. was considered a development stage enterprise for the period May 28, 1998, date of inception, to July 26, 1999. Settlers Bank was considered a development stage enterprise for the period March 26, 1999, its date of inception, to July 26, 1999. All costs of the entities have been recognized as expenses to date, therefore, consolidated retained earnings include the following development stage cumulative deficits:

Deficit Accumulated During Development Stage, Beginning of 1999	$ 154,013
Additional Deficit Accumulated During Development Stage During 1999	222,278
Deficit Accumulated During Development Stage, End of 1999	**$ 376,291**

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING AND REPORTING POLICIES

Nature of Operations

Third Street Bancshares Inc. (the Corporation) is a bank holding company whose principal activity is the ownership and management of its wholly-owned Subsidiary, Settlers Bank (the Bank). The Bank provides a variety of financial services to individuals and corporate customers at its location in Marietta, Ohio. The Bank's primary deposit products are noninterest-bearing and interest-bearing checking accounts, savings accounts, and certificates of deposit. Its primary lending products are single-family residential loans, commercial loans, and other consumer loans.

Basis of Presentation

The accounting and reporting policies of Third Street Bancshares, Inc. and its Subsidiary are in conformity with accounting principles generally accepted in the United States of America followed within the banking industry. The significant accounting policies employed in the preparation of the accompanying consolidated financial statements are summarized below.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING AND REPORTING POLICIES (CONTINUED)

Principles of Consolidation

The consolidated financial statements include the accounts of Third Street Bancshares, Inc. and its wholly-owned Subsidiary, Settlers Bank. All material intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

The determination of the adequacy of the allowance for loan losses and the valuation of foreclosed properties is based on estimates that are particularly susceptible to significant changes in the economic environment and market conditions. In connection with the determination of the estimated losses on loans and foreclosed real estate or other property, management obtains independent appraisals for significant collateral.

While management uses available information to recognize losses on loans and foreclosed properties, further reductions in the carrying amounts of loans and foreclosed assets may be necessary based on changes in local economic conditions. In addition, regulatory agencies, as an integral part of their examination process, periodically review the Bank's estimated losses on loans and foreclosed properties. Such agencies may require the Bank to recognize additional losses based on their judgments about information available to them at the time of their examination. Because of these factors, it is reasonably possible that the estimated losses on loans and foreclosed properties may change materially in the near term. However, the amount of the change that is reasonably possible cannot be estimated.

Concentrations and Credit Risk

The Bank's loans, commitments, and lines-of-credit have been granted to customers in the Bank's market area. Most customers are depositors of the Bank. The concentrations of credits, by type of loan, are set forth in Note 4. The distribution of commitments to extend credit and lines-of-credit approximates the distribution of loans outstanding. The Bank, as a matter of general policy, does not extend credit to any single borrower or group of related borrowers in excess of 15% of the Bank's capital at the time of the loan closing except for circumstances permitted under Regulation O.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING AND REPORTING POLICIES (CONTINUED)

Concentrations and Credit Risk (Continued)

The Bank manages its loan portfolio to avoid concentration by industry or loan size to minimize its credit exposure. Commercial loans may be collateralized by the assets underlying the borrower's business such as accounts receivable, equipment, inventory, and real property. Consumer loans such as residential mortgage and installment loans are generally secured by the real or personal property financed. Commercial real estate loans are generally secured by the underlying real property. The ultimate collectibility of a substantial portion of the Bank's loan portfolio and the recovery of a substantial portion of the carrying amount of foreclosed properties are susceptible to changes in the local market conditions.

Statement of Cash Flows

For the purpose of reporting cash flows, the Corporation and its Subsidiary has defined cash equivalents as those amounts included in the Consolidated Balance Sheets' captions "Cash and Due from Banks".

Investment Securities

It is the policy of the Corporation and its Subsidiary to prohibit the use of their respective investment accounts to maintain a trading account or to speculate in securities that would demonstrate management's intent to profit from short-term price movements.

Government, federal agency, state, and political subdivisions debt securities that management has the positive intent and ability to hold to maturity are classified as held-to-maturity and reported at cost, adjusted for amortization of premiums and accretion of discounts that are recognized in investment interest income using methods approximating the interest method over the period to maturity.

Available-for-sale securities consist of investment securities not classified as trading securities nor as held-to-maturity securities. Unrealized holding gains and losses on available-for-sale securities will be included in the caption "Accumulated Other Comprehensive Income" as a separate component of shareholders' equity until realized. Realized gains and losses on securities available-for-sale are included as a separate line on the Consolidated Statements of Income and, when applicable, are reported as a reclassification adjustment in "Accumulated Other Comprehensive Income." Gains and losses on the sale of securities available-for-sale are determined using the specific-identification method. The amortization of premiums and the accretion of discounts are recognized in investment interest income using methods approximating the interest method over the period of maturity.

Declines in the fair value of individual held-to-maturity and available-for-sale securities below their cost that are other than temporary would result in write-downs of the individual securities to their fair value. The related write-downs would be included in earnings as realized losses.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING AND REPORTING POLICIES (CONTINUED)

Investment Securities (Continued)

Fair values of securities are determined by prices obtained from independent market sources. The fair values of obligations of state and political subdivisions are established with the assistance of an independent pricing service and are based on available market data which often reflect transactions of relatively small size and are not necessarily indicative of the prices at which large amounts of particular issues could readily be sold or purchased.

Loans

Loans are stated at unpaid principal balances, less deferred loan fees.

Loan origination and commitment fees, as well as certain direct origination costs, are deferred and amortized as a yield adjustment over the lives of the related loans using the interest method. Amortization of deferred loan fees is discontinued when a loan is placed on nonaccrual status.

The accrual of interest income on mortgage, commercial, and consumer loans generally is discontinued when a loan becomes 90 days past due as to principal or interest. When interest accruals are discontinued, unpaid interest recognized in income in the current period is reversed, and interest accrued in prior periods is charged to the allowance for loan losses. Management may elect to continue the accrual of interest when the estimated net realizable value of collateral exceeds the principal balance and accrued interest and the loan is in the process of collection.

Consistent with the Bank's existing method of income recognition for loans, interest on impaired loans, except those classified as nonaccrual, will be recognized as income using the accrual method. The Bank's method of income recognition for impaired loans that are classified as nonaccrual will be to recognize interest income on the cash basis of income recognition or apply the cash receipt to principal when the ultimate collectibility of principal is in doubt.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING AND REPORTING POLICIES (CONTINUED)

Allowance for Loan Losses

The allowance for loan losses is maintained at a level which, in management's judgment, is adequate to absorb credit losses inherent in the loan portfolio. The amount of the allowance is based on management's evaluation of the collectibility of the loan portfolio, including the nature of the portfolio, credit concentrations, trends in historical loss experience, specific impaired loans, economic conditions, and other risks inherent in the portfolio. Allowances for impaired loans are generally determined based on collateral values or the present value of estimated cash flows. Although management uses available information to recognize losses on loans, because of uncertainties associated with local economic conditions, collateral values, and future cash flows on impaired loans, it is reasonably possible that a material change could occur in the allowance for loan losses in the near term. However, the amount of the change that is reasonably possible cannot be estimated. The allowance is increased by a provision for loan losses, which is charged to expense, and reduced by charge-offs, net of recoveries. Changes in the allowance relating to impaired loans are charged or credited to the provision for loan losses.

Premises and Equipment

Land is carried at cost. Premises and equipment are carried at cost less accumulated depreciation. Premises and equipment are depreciated over their estimated useful lives using either straight-line or an accelerated method. Useful lives are revised when a change in life expectancy becomes apparent.

Maintenance and repairs are expensed as incurred and major renewals and betterments are capitalized. Gains or losses on dispositions of premises and equipment are included in current operations as realized.

Foreclosed Properties

Foreclosed properties will include both formally foreclosed property and in-substance foreclosed property. In-substance foreclosed properties are those properties for which the Bank will take physical possession, regardless of whether formal foreclosure proceedings have taken place.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING AND REPORTING POLICIES (CONTINUED)

Foreclosed Properties (Continued)

Real estate and other properties acquired through, or in lieu of, loan foreclosure are to be sold and will be initially recorded at the lower of the Bank's carrying amount or fair value less estimated selling cost at the date of foreclosure. Any write-downs based on the asset's fair value at the date of acquisition will be charged to the allowance for loan losses. After foreclosure, these assets will be carried at the lower of their new cost basis or fair value less cost to sell. Cost of significant property improvements will be capitalized, whereas costs relating to holding property will be expensed. The portion of interest costs relating to development of real estate will be capitalized. Valuations will be periodically performed by management, and any subsequent write-downs will be recorded as a charge to operations, if necessary, to reduce the carrying value of a property to the lower of its cost or fair value less cost to sell.

Advertising

The Corporation and its Subsidiary's policy is to expense advertising costs as incurred.

Income Taxes

Income taxes are provided for the tax effects of the transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of available-for-sale securities, allowance for loan losses, organization expenses, depreciation, and net operating loss carryforwards for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets and liabilities are reflected at income tax rates applicable to the period in which the deferred tax assets or liabilities are expected to be realized or settled. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes. Similarly, as future expectations of benefit utilizations are revised, valuations are also adjusted through the provision for income tax.

The Corporation and its Subsidiary files a consolidated federal tax return. Tax allocation arrangements between the Corporation and its Subsidiary follow the policy of determining income taxes as if the Subsidiary filed a separate federal tax return with consolidation surtax eliminations at the Corporation's level.

Stock Incentive Plan

The Corporation has a Stock Incentive Plan (the Plan) which provides for the grant of stock options to its directors, officers, and other key employees to serve as a performance incentive and to encourage the ownership and capital growth of the Corporation's stock by key individuals whose vested interest in the success of the Corporation is deemed important.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING AND REPORTING POLICIES (CONTINUED)

Stock Incentive Plan (Continued)

The Plan is Board administered, has a defined option price, and has a three-year vesting provision. The Plan is subject to certain annual and total awards to individuals limitations, as well as an overall aggregate share limitation. The Plan has a ten-year life terminating July 30, 2009.

Earnings Per Share

Earnings per share of common stock are based on the weighted-average number of shares of common stock outstanding during each period. Such weighted-average shares outstanding were 228,000, 228,000 and 111,836 shares for the years ended December 31, 2001, 2000, and 1999, respectively.

NOTE 3: INVESTMENT SECURITIES

Investment securities have been classified according to management's intent. The amortized cost of securities and their approximate fair values are as follows:

	DECEMBER 31, 2001			
	AMORTIZED COST	GROSS UNREALIZED GAINS	GROSS UNREALIZED LOSSES	FAIR VALUE
SECURITIES HELD-TO-MATURITY				
U.S. Government Agencies and Corporations	$ 994,588	$	$ (7,336)	$ 987,252
TOTAL	$ 994,588	$ -0-	$ (7,336)	$ 987,252
SECURITIES AVAILABLE-FOR-SALE				
U.S. Government Agencies and Corporations	$ 3,052,388	$ 48,030	$	$ 3,100,418
Equity Securities	280,600			280,600
TOTAL	$ 3,332,988	$ 48,030	$ -0-	$ 3,381,018

	DECEMBER 31, 2000			
	AMORTIZED COST	GROSS UNREALIZED GAINS	GROSS UNREALIZED LOSSES	FAIR VALUE
SECURITIES HELD-TO-MATURITY				
U.S. Government Agencies and Corporations	$ 2,985,708	$ 4,265	$	$ 2,989,973
TOTAL	$ 2,985,708	$ 4,265	$ -0-	$ 2,989,973
SECURITIES AVAILABLE-FOR-SALE				
U.S. Government Agencies and Corporations	$ 3,996,109	$ 21,578	$	$ 4,017,687
Equity Securities	279,100			279,100
TOTAL	$ 4,275,209	$ 21,578	$ -0-	$ 4,296,787

NOTE 3: INVESTMENT SECURITIES (CONTINUED)

Federal Home Loan Bank and Federal Reserve Bank stock is included in equity securities at its stated par value since it is not practicable to estimate the fair value because these securities are not marketable.

The following is a summary of maturities of securities held-to-maturity and available-for-sale as of December 31, 2001:

	SECURITIES HELD-TO-MATURITY		SECURITIES AVAILABLE-FOR-SALE	
	AMORTIZED COST	FAIR VALUE	AMORTIZED COST	FAIR VALUE
Due in One Year or Less	$	$	$ 993,657	$ 1,031,499
Due after One Year through Five Years	994,588	987,252	2,058,731	2,068,919
Equity Securities - No Stated Maturity			280,600	280,600
TOTAL	$ 994,588	$ 987,252	$ 3,332,988	$ 3,381,018

There were no securities transferred between classifications during the years ended December 31, 2001 and 2000.

Securities pledged to secure government deposits and other purposes as required or permitted by law had a book value of $3,052,388 and $6,182,610 as of December 31, 2001 and 2000, respectively. The fair values of the pledged securities totaled $3,100,418 and $6,207,844 at December 31, 2001 and 2000, respectively.

Interest and Dividends on Securities

The following represents the interest and dividends on securities, presented by investment classifications, for the years ended December 31, 2001, 2000, and 1999:

	DECEMBER 31,		
	2001	2000	1999
U.S. Treasury and Federal Agency/Obligations	$ 316,140	$ 251,131	$ 62,410
Other Investments	17,259	16,638	4,590
TOTAL	$ 333,399	$ 267,769	$ 67,000

NOTE 4: LOANS

Major classifications of loans are summarized as follows at December 31:

	DECEMBER 31, 2001	DECEMBER 31, 2000
Mortgage Loans	$ 17,423,347	$ 11,455,931
Commercial Loans	10,455,888	7,196,483
Installment Loans	4,515,706	3,600,619
Home Equity Loans	1,761,384	874,851
TOTAL LOANS	**$ 34,156,325**	**$ 23,127,884**
LESS: Unearned Deferred Fees	(95,390)	(33,663)
	$ 34,060,935	**$ 23,094,221**

A significant concentration of credit exists through outstanding loans to and leases acquired from a commercial and consumer leasing company (approximately $1,700,000 at December 31, 2001). These credits are reflected in the commercial and installment loan categories above.

Information regarding impaired loans is as follows for the years ended December 31, 2001 and 2000:

	DECEMBER 31, 2001	DECEMBER 31, 2000
INFORMATION ON IMPAIRED LOANS FOR THE PERIOD ENDED		
Average Investment in Impaired Loans	$ 24,440	$ -0-
Interest Income Recognized on Impaired Loans Including Interest Income Recognized on Cash Basis	$ 1,369	$ N/A
INFORMATION ON IMPAIRED LOANS AT PERIOD END		
Balance of Impaired Loans	$ 48,879	$ -0-
LESS: Portion for Which No Allowance for Loan Losses Is Allocated	(23,395)	-0-
Portion of Impaired Loan Balance for Which an Allowance for Loan Losses Is Allocated	$ 25,484	$ -0-
Portion of Allowance for Loan Losses Allocated to the Impaired Loan Balance	$ 5,000	$ -0-

NOTE 5: ALLOWANCE FOR LOAN LOSSES

An analysis of the allowance for loan losses is as follows for the years ended December 31, 2001, 2000, and 1999:

	DECEMBER 31,		
	2001	2000	1999
BALANCE, BEGINNING OF PERIOD	$ 402,000	$ 154,000	$ -0-
Provisions Charged to Operations	31,831	248,019	154,035
Loans Charged Off	(23,779)	(19)	(35)
Recoveries	948	-0-	-0-
BALANCE, END OF PERIOD	$ 411,000	$ 402,000	$ 154,000

The allowance for loans losses consists of the following amounts relating to outstanding loan classifications as of December 31, 2001 and 2000:

	DECEMBER 31,	
	2001	2000
Mortgage Loans	$ 48,492	$ 29,829
Commercial Loans	307,732	311,952
Installment Loans	43,588	23,044
Home Equity Loans	7,750	3,849
Overdrafts Classified as Loans	3,438	33,326
BALANCE, END OF PERIOD	$ 411,000	$ 402,000

NOTE 6: TRANSACTIONS WITH OFFICERS AND DIRECTORS

In the ordinary course of business, the Corporation and its Subsidiary has and expects to continue to have transactions, including borrowings, with its officers, directors, and their affiliates. In the opinion of management, such transactions were on substantially the same terms, including interest rates and collateral, as those prevailing at the time of comparable transactions with other persons and did not involve more than a normal risk of collectibility or present any other unfavorable features to the Corporation and its Subsidiary.

Loans to such borrowers are summarized as follows:

	DECEMBER 31,	
	2001	2000
BALANCE AT BEGINNING OF PERIOD	$ 1,758,319	$ 1,070,953
Repayments	(133,329)	(479,837)
Borrowings	-0-	1,167,203
BALANCE AT END OF PERIOD	$ 1,624,990	$ 1,758,319

NOTE 7: ACCRUED INTEREST RECEIVABLE

Accrued interest receivable at December 31, 2001 and 2000 consists of the following:

	DECEMBER 31, 2001	DECEMBER 31, 2000
Investment Securities	$ 28,686	$ 53,729
Loans	135,823	117,978
TOTAL	$ 164,509	$ 171,707

NOTE 8: BANK PREMISES AND EQUIPMENT

Bank premises and equipment is presented on the Consolidated Balance Sheet at cost net of accumulated depreciation and consists of the following:

	DECEMBER 31, 2001	DECEMBER 31, 2000
Land and Improvements	$ 264,994	$ 264,994
Bank Premises	1,668,618	1,664,718
Furniture and Equipment	529,847	514,136
TOTAL COST	$ 2,463,459	$ 2,443,848
LESS: Accumulated Depreciation	(375,580)	(225,187)
NET	$ 2,087,879	$ 2,218,661

Depreciation and amortization amounted to $150,393, $164,687 and $60,500 for the years ended December 31, 2001, 2000, and 1999, respectively.

NOTE 9: DEPOSITS

The aggregate amount of short-term jumbo certificates of deposit with a minimum denomination of $100,000 was $6,332,620 and $4,465,775 at December 31, 2001 and 2000, respectively. Interest expense on time deposits in denominations of $100,000 or more for the years ended December 31, 2001, 2000, and 1999 was $393,883, $181,323, and $10,407, respectively.

At December 31, 2001, scheduled maturities of certificates of deposit are as follows:

2002	$ 10,399,246
2003	6,201,606
2004	1,117,075
2005	-0-
2006 and Thereafter	360,334
TOTAL	$ 18,078,261

NOTE 9: DEPOSITS (CONTINUED)

The Bank held deposits of approximately $1,860,515 and $1,603,355 for related parties at December 31, 2001 and 2000, respectively.

Interest expense on deposits for the years ended December 31, 2001, 2000, and 1999 is as follows:

	DECEMBER 31,		
	2001	2000	1999
Demand - Interest-Bearing	$ 253,266	$ 207,212	$ 37,096
Savings	181,886	126,197	10,620
Time	1,054,802	535,236	87,246
	$ 1,489,954	$ 868,645	$ 134,962

NOTE 10: FEDERAL FUNDS PURCHASED AND SECURITIES SOLD UNDER REPURCHASE AGREEMENTS

Federal Funds Purchased

Federal funds purchased generally mature within one to four days from the transaction date.

The details of this classification are as follows for the years ended:

	DECEMBER 31,	
	2001	2000
Federal Funds Purchased		
Balance at End of Year	$ -0-	$ 2,000,000
Average During Year	$ 82,680	$ 1,083,720
Maximum Month-End Balance	$ -0-	$ 2,000,000
Average Rate During Year	6.75%	6.75%
Rate at Year End	N/A	6.75%

Repurchase Agreements

Repurchase agreements generally represent overnight-borrowing transactions. The details of this classification are as follows for the years ended December 31, 2001 and 2000:

	DECEMBER 31,	
	2001	2000
Repurchase Agreements		
Balance at End of Period	$ 258,205	$ 2,132,696
Average during Period	$ 1,974,632	$ 669,935
Maximum Month-End Balance	$ 3,117,000	$ 2,132,696
Average Rate during Period	3.80%	4.88%
Rate at Period End (Weighted Average)	2.50%	5.24%

Securities with a total par value of $950,000 were pledged for sweep accounts associated with repurchase agreements as of December 31, 2001.

NOTE 11: STOCK INCENTIVE PLAN

The Corporation has a Stock Incentive Plan which provides for the grant of stock options to its directors, officers, and other key employees to serve as a performance incentive and to encourage the ownership and capital growth of the Corporation's stock by key individuals whose vested interest in the success of the Corporation is deemed important.

The Plan is Board administered, has a defined option price based on the higher of the stock's initial offering price, book value as of the previous calendar year-end, or fair market value on the date of grant, and has a three-year vesting provision. The Plan is subject to certain annual and total awards to individuals limitations, as well as an overall award limitation of 30,780 aggregate shares. Each option shall expire not more than ten years from the date the option is granted, and the Plan has a ten-year life terminating July 30, 2009.

Options for 5,800, 5,600, and 5,650 shares were awarded for the years ended December 31, 2001, 2000, and 1999, respectively. No options were vested as of December 31, 2001. Net options outstanding for 2001, 2000, and 1999 are 5,780, 5,580, and 5,580, respectively.

NOTE 12: COMMITMENTS AND CONTINGENCIES

In the normal course of business, the Corporation and its Subsidiary have various outstanding commitments and contingent liabilities that are not reflected in the accompanying consolidated financial statements. The following are the principal commitments.

Commitments Under Servicing Agreement

The Bank has contracted with a third-party service center to perform substantially all electronic data processing services for the Bank. Pursuant to this agreement, certain payments may become due if the agreement is terminated before July, 2004. As of December 31, 2001, the contingent liability to the Bank's service center is estimated to be $179,640, plus the actual costs incurred in connection with the termination.

Loan Commitments

At December 31, 2001 and 2000, the Bank had outstanding firm commitments to extend credit as follows:

	DECEMBER 31, 2001		
	FIXED RATE	VARIABLE RATE	TOTAL
Installment	$ 10,000	$ -0-	$ 10,000
Home Equity Lines-of-Credit	-0-	1,483,471	1,483,471
Mortgage Loans	490,144	-0-	490,144
Commercial Loans	98,579	2,974,751	3,073,330
	$ 598,723	$ 4,458,222	$ 5,056,945

NOTE 12: COMMITMENTS AND CONTINGENCIES (Continued)

Loan Commitments (Continued)

	DECEMBER 31, 2000		
	FIXED RATE	VARIABLE RATE	TOTAL
Home Equity Lines-of-Credit	$ -0-	$ 1,116,052	$ 1,116,052
Mortgage Loans	475,447	130,200	605,647
Commercial Loans	130,153	1,824,942	1,955,095
	$ 605,600	$ 3,071,194	$ 3,676,794

The Bank had commitments under standby letters-of-credit that totaled $80,000 and $130,000 at December 31, 2001 and 2000, respectively.

Restriction On Cash and Due from Banks

The Bank is required to maintain cash balances with the Federal Reserve and other banks based on the types and amounts of deposits held. During 2001, the aggregate balance maintained to meet these requirements was approximately $150,000.

From time to time, the Bank maintains cash balances in any one financial institution exceeding insured balances by the Federal Deposit Insurance Corporation up to $100,000 in aggregate.

Other Commitments and Contingencies

From time to time, the Corporation and its Subsidiary are defendants in various legal proceedings arising in connection with its business. It is the best judgment of management that neither the financial position nor results of operations of the Corporation and its Subsidiary will be materially affected by the final outcome of any such legal proceedings.

NOTE 13: INCOME TAXES

The Corporation and its Subsidiary files a consolidated federal income tax return.

The consolidated provision for income taxes included in the Consolidated Statements of Income consists of the following components of applicable income and tax expense (benefit) for the periods ended December 31, 2001, 2000, and 1999.

	DECEMBER 31,		
	2001	2000	1999
CURRENT INCOME TAXES			
Federal	$ -0-	$ -0-	$ -0-
	$ -0-	$ -0-	$ -0-
DEFERRED INCOME TAXES			
Federal	$ (244,328)	$ (123,487)	$ (224,285)
	$ (244,328)	$ (123,487)	$ (224,285)
TOTAL INCOME TAXES	$ (244,328)	$ (123,487)	$ (224,285)

A reconciliation between the amount of reported income tax expense (benefit) and the amount computed by multiplying the statutory income tax rate by book pretax income for the periods ended December 31, 2001, 2000, and 1999 is as follows:

	2001		2000		1999	
	AMOUNT	%	AMOUNT	%	AMOUNT	%
Federal Statutory Tax Rate	$ 1,164	34	$ (245,048)	(34)	$ (323,504)	(34)
Deferred Tax Valuation Allowance	(237,277)	---	105,356	15	151,347	16
Effect of Other Items	(8,215)	---	16,205	2	(52,128)	(5)
REPORTED EFFECTIVE TAX RATE	$ (244,328)	---	$ (123,487)	(17)	$ (224,285)	(23)

Deferred tax assets and liabilities result from temporary timing differences of revenue and expense recognition for income tax return filing purposes and financial reporting purposes. Significant components of deferred tax assets and liabilities for the periods ended December 31, 2001, 2000, and 1999 are as follows:

NOTE 13: INCOME TAXES (CONTINUED)

	DECEMBER 31, 2001	2000	1999
DEFERRED TAX ASSETS			
Start-up and Organization Costs Deferred for Tax Purposes	$ 22,431	$ 31,575	$ 46,729
Federal Net Operating Loss Carryforward	468,262	474,553	286,477
Net Operating Loss Carryforward-Valuation Limitation	-0-	(237,277)	(143,238)
Allowance for Loan Losses	139,740	98,348	36,289
Allowance for Loan Losses-Valuation Limitation	(38,332)	(19,426)	(8,109)
Accumulated Depreciation	-0-	-0-	6,137
TOTAL DEFERRED TAX ASSETS	$ 592,101	$ 347,773	$ 224,285
DEFERRED TAX LIABILITIES			
Investment Securities Available-for-Sale	$ 7,204	$ 3,237	$ -0-
TOTAL DEFERRED TAX LIABILITIES	$ 7,204	$ 3,237	$ -0-

As of December 31, 2001, the Corporation had approximately $1,405,743 in federal income tax losses available as carryforwards to reduce taxable income in future periods. These net operating loss carryforwards expire as follows:

2018	$ 150,698
2019	$ 717,644
2020	$ 527,403
2021	$ 9,998

A valuation limitation on the net operating loss carryforward deferred tax asset had been established in prior years based on the present value of future expectations of the utilization of the tax benefit arising from the carryforward. This valuation allowance was reversed in 2001 as the Corporation achieved positive operating performance, and the utilization of the net operating loss carryforwards is reasonably assured based on current expectations of future operating results.

NOTE 14: FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

The Subsidiary of the Corporation is party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters-of-credit. These instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the Consolidated Balance Sheet.

The Bank's exposure to credit loss in the event of nonperformance by the other party to the financial instruments for commitments to extend credit is represented by the contractual notional amount of those instruments. The Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments.

NOTE 14: FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK (CONTINUED)

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each customer's creditworthiness on a case-by-case basis. The amount and type of collateral obtained, if deemed necessary by the Bank upon extension of credit, varies and is based on management's credit evaluation of the counterparty.

The Bank has not been required to perform on any financial guarantees during the past six months. The Bank has not incurred any losses on its commitments in 2001.

NOTE 15: RESTRICTIONS ON RETAINED EARNINGS

The payment of dividends to shareholders by Third Street Bancshares, Inc. is not encumbered by any restrictive provisions. There are, however, limitations set by law on the amount of funds available to Third Street Bancshares, Inc. from its Subsidiary. Dividends may be paid out of funds legally available therefore subject to the restrictions set forth in the Ohio Revised Code. The Subsidiary Bank must maintain a Tier I capital to total adjusted assets ratio of at least nine percent for three years from commencement of banking operations and until such requirement is lifted by the State Superintendent of Financial Institutions.

NOTE 16: REGULATORY MATTERS

The Corporation is a bank holding company subject to supervision and regulation by the Board of Governors of the Federal Reserve System under the Bank Holding Company Act of 1956. As a bank holding company, the Corporation's activities and those of its banking Subsidiary are limited to the business of banking and activities closely related or incidental to banking.

The Corporation's subsidiary bank, Settlers Bank, is subject to various regulatory capital requirements administered by the federal and state banking regulators. Failure to meet minimum regulatory capital requirements can initiate certain mandatory, and possibly additional discretionary actions by regulators, that if undertaken, could have a direct material effect on the Corporation's consolidated financial statements. Under the regulatory capital adequacy guidelines and the regulatory framework for prompt corrective action, created by the Federal Deposit Insurance Corporation Act of 1991, the Bank must meet specific capital guidelines involving quantitative measures of the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification under the Act and its amendments are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios of: total risk-based capital and Tier I capital to risk-weighted assets (as defined in the regulations), and Tier I capital to adjusted total assets (as defined). Management believes, as of December 31, 2001, that the Bank meets all capital adequacy requirements to which it is subject.

NOTE 16: REGULATORY MATTERS (CONTINUED)

As of December 31, 2001, the most recent notification from the Federal Deposit Insurance Corporation (FDIC) categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To remain categorized as well capitalized, the Bank will have to maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the table. There are no conditions or events since the most recent notification that management believes have changed the Bank's prompt corrective action category.

The Subsidiary Bank's actual and required capital amounts and ratios are presented in the table.

	ACTUAL		FOR CAPITAL ADEQUACY PURPOSES:		TO BE WELL CAPITALIZED UNDER PROMPT CORRECTIVE ACTION PROVISIONS:	
	AMOUNT (THOUSANDS)	RATIO	AMOUNT (THOUSANDS)	RATIO	AMOUNT (THOUSANDS)	RATIO
AS OF DECEMBER 31, 2001						
Total Risk-Based Capital (to Risk-Weighted Assets)	$4,717	14.6%	≥$ 2,594	≥8.0%	≥$ 3,242	≥10.0%
Tier I Capital (to Risk-Weighted Assets)	$4,312	13.3%	≥$ 1,297	≥4.0%	≥$ 1,946	≥ 6.0%
Tier I Capital - (Leverage) (to Adjusted Total Assets)	$4,312	9.64%	≥$ 1,789	≥4.0%	≥$ 2,236	≥ 5.0%

	ACTUAL		FOR CAPITAL ADEQUACY PURPOSES:		TO BE WELL CAPITALIZED UNDER PROMPT CORRECTIVE ACTION PROVISIONS:	
	AMOUNT (THOUSANDS)	RATIO	AMOUNT (THOUSANDS)	RATIO	AMOUNT (THOUSANDS)	RATIO
AS OF DECEMBER 31, 2000						
Total Risk-Based Capital (to Risk-Weighted Assets)	$4,262	17.7%	≥$ 1,926	≥8.0%	≥$ 2,408	≥10.0%
Tier I Capital (to Risk-Weighted Assets)	$3,960	16.4%	≥$ 963	≥4.0%	≥$ 1,445	≥ 6.0%
Tier I Capital - (Leverage) (to Adjusted Total Assets)	$3,960	12.6%	≥$ 1,260	≥4.0%	≥$ 1,575	≥ 5.0%

	ACTUAL		FOR CAPITAL ADEQUACY PURPOSES:		TO BE WELL CAPITALIZED UNDER PROMPT CORRECTIVE ACTION PROVISIONS:	
	AMOUNT (THOUSANDS)	RATIO	AMOUNT (THOUSANDS)	RATIO	AMOUNT (THOUSANDS)	RATIO
AS OF DECEMBER 31, 1999						
Total Risk-Based Capital (to Risk-Weighted Assets)	$4,716	44.3%	≥$852	≥8.0%	≥$ 1,065	≥10.0%
Tier I Capital (to Risk-Weighted Assets)	$4,583	43.0%	≥$426	≥4.0%	≥$ 639	≥ 6.0%
Tier I Capital - (Leverage) (to Adjusted Total Assets)	$4,583	28.2%	≥$651	≥4.0%	≥$ 813	≥ 5.0%

NOTE 17: CONDENSED FINANCIAL INFORMATION - PARENT COMPANY ONLY

The following financial statements reflect the financial position and results of operations of Third Street Bancshares, Inc. (Parent Company Only).

CONDENSED BALANCE SHEETS
AS OF DECEMBER 31, 2001 AND 2000

	DECEMBER 31,	
	2001	2000
ASSETS		
Cash and Due from Banks (All from Subsidiary)	$ 183,284	$ 197,166
Investment in Subsidiary (Equity Basis)	4,697,158	3,977,880
Deferred Tax Benefits	127,672	64,843
Other Assets	4,532	-0-
TOTAL ASSETS	$ 5,012,646	$ 4,239,889
LIABILITIES		
Line-of-Credit	$ 500,000	$ -0-
Accrued Interest Payable	2,521	-0-
	$ 502,521	$ -0-
SHAREHOLDERS' EQUITY		
Common Stock (Stated Value $25.00 per share, 2001 and 2000 - 228,000 Shares Authorized Issued, and Outstanding)	$ 5,700,000	$ 5,700,000
Retained Earnings (Deficit) Including Deficit of $(376,291) Accumulated During the Development Stage in 1999	(1,230,700)	(1,478,452)
Accumulated Other Comprehensive Income	40,825	18,341
TOTAL SHAREHOLDERS' EQUITY	$ 4,510,125	$ 4,239,889
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 5,012,646	$ 4,239,889

NOTE 17: CONDENSED FINANCIAL INFORMATION - PARENT COMPANY ONLY (CONTINUED)

CONDENSED STATEMENTS OF INCOME FOR THE YEARS ENDED DECEMBER 31, 2001, 2000, AND 1999

	DECEMBER 31,		
	2001	2000	1999
REVENUE			
Interest Income	$ -0-	$ -0-	$ 25,837
Management Fee from Subsidiary	-0-	-0-	80,000
Interest Earnings During Development Stage	-0-	-0-	1,103
TOTAL REVENUE	**$ -0-**	**$ -0-**	**$ 106,940**
EXPENSES			
Interest Expense	$ 2,520	$ -0-	$ -0-
Employee Compensation and Benefits	2,250	2,687	49,319
Organization and Pre-Opening Expenses	-0-	-0-	223,381
Other Expenses	7,100	9,700	70,674
TOTAL EXPENSES	**$ 11,870**	**$ 12,387**	**$ 343,374**
INCOME (LOSS) BEFORE EQUITY IN UNDISTRIBUTED NET INCOME OF SUBSIDIARY	**$ (11,870)**	**$ (12,387)**	**$ (236,434)**
EQUITY IN UNDISTRIBUTED NET INCOME (LOSS)	**196,793**	**(623,517)**	**(516,944)**
NET (LOSS) BEFORE INCOME TAXES	**$ 184,923**	**$ (635,904)**	**$ (753,378)**
APPLICABLE INCOME TAXES (BENEFITS)	**(62,829)**	**(38,661)**	**(26,182)**
NET INCOME (LOSS)	**$ 247,752**	**$ (597,243)**	**$ (727,196)**

000072

THIRD STREET BANCSHARES, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17: CONDENSED FINANCIAL INFORMATION - PARENT COMPANY ONLY (CONTINUED)

CONDENSED STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED DECEMBER 31, 2001, 2000, AND 1999

	DECEMBER 31,		
	2001	2000	1999
CASH FLOWS FROM OPERATING ACTIVITIES			
NET INCOME (LOSS)	$ 247,752	$ (597,243)	$ (727,196)
ADJUSTMENTS TO RECONCILE NET INCOME TO NET CASH FROM OPERATING ACTIVITIES:			
Undistributed Net (Income) Loss of Subsidiary	$ (196,793)	$ 623,517	$ 516,944
Deferred Income Taxes	(62,830)	(38,661)	(26,182)
(Increase) Decrease in Inter Company Receivable	-0-	-0-	19,286
(Increase) Decrease in Other Assets	(4,532)	-0-	29,707
Increase (Decrease) in Other Liabilities	2,521	-0-	(6,094)
TOTAL ADJUSTMENTS	$ (261,634)	$ 584,856	$ 533,661
NET CASH FLOWS FROM OPERATING ACTIVITIES	$ (13,882)	$ (12,387)	$ (193,535)
CASH FLOWS FROM INVESTING ACTIVITIES			
Purchase of Investment in Subsidiary	$ -0-	$ -0-	$ (5,100,000)
Net (Increase) Decrease in Certificates of Deposit	-0-	-0-	100,000
Additional Investment in Subsidiary	(500,000)	-0-	-0-
Sale of Capital Assets	-0-	-0-	646,300
NET CASH FLOWS FROM INVESTING ACTIVITIES	$ (500,000)	$ -0-	$ (4,353,700)
CASH FLOWS FROM FINANCING ACTIVITIES			
Repayment of Principal on Loans	$ -0-	$ -0-	$ (275,595)
Common Stock Sold	-0-	-0-	5,000,000
Net Increase (Decrease) in Other Borrowings	500,000	-0-	-0-
NET CASH FLOWS FROM FINANCING ACTIVITIES	$ 500,000	$ -0-	$ 4,724,405
NET INCREASE (DECREASE) IN CASH	$ (13,882)	$ (12,387)	$ 177,170
CASH AT BEGINNING OF PERIOD	197,166	209,553	32,383
CASH AT END OF PERIOD	$ 183,284	$ 197,166	$ 209,553
SUPPLEMENTARY DISCLOSURE OF CASH FLOWS INFORMATION			
Cash Paid during the Year for:			
Interest	$ -0-	$ -0-	$ 25,868
Income Taxes	$ -0-	$ -0-	$ -0-

NOTE 17: CONDENSED FINANCIAL INFORMATION - PARENT COMPANY ONLY (CONTINUED)

Principal sources of revenues for the Corporation are dividends received from its Subsidiary. State law imposes limitations on the payment of dividends by the Subsidiary of the Corporation. The Subsidiary Bank must maintain a Tier I Capital to total adjusted assets ratio of at least nine percent for three years from commencement of banking operations and until such requirement is lifted by the State Superintendent of Financial Institutions.

Loans and extensions of credit must be secured in specified amounts. The Corporation had no borrowings outstanding from its Subsidiary bank at December 31, 2001.

NOTE 18: SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

Selected quarterly financial data is presented below by quarter for the years ended December 31, 2001, 2000, and 1999:

	FIRST QUARTER	SECOND QUARTER	THIRD QUARTER	FOURTH QUARTER	TOTAL
2001					
Total Interest Income	$ 675,554	$ 748,159	$ 762,106	$ 784,218	$ 2,970,037
Total Interest Expense	396,919	413,160	408,578	354,110	1,572,767
Net Interest Income	$ 278,635	$ 334,999	$ 353,528	$ 430,108	$ 1,397,270
Provision for Loan Losses	45,015	72,978	29,800	(115,962)	31,831
Net Interest Income after Provision for Losses	$ 233,620	$ 262,021	$ 323,728	$ 546,070	$ 1,365,439
Total Noninterest Income	14,064	30,271	31,323	36,022	111,680
Total Noninterest Expense	374,005	336,497	388,629	374,564	1,473,695
Provision for Income Taxes (Benefits)	116,693	-0-	-0-	(361,021)	(244,328)
Net Income (Loss)	**$ (243,014)**	**$ (44,205)**	**$ (33,578)**	**$ 568,549**	**$ 247,752**
Net Income (Loss) Applicable to Common Stock	$ (243,014)	$ (44,205)	$ (33,578)	$ 568,549	$ 247,752
Per Common Share	$ (1.07)	$ (0.19)	$ (0.15)	$ 2.50	$ 1.09

NOTE 18: SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED) (CONTINUED)

	FIRST QUARTER	SECOND QUARTER	THIRD QUARTER	FOURTH QUARTER	TOTAL
2000					
Total Interest Income	$ 319,122	$ 420,334	$ 504,006	$ 602,875	$ 1,846,337
Total Interest Expense	156,262	208,689	271,130	338,423	974,504
Net Interest Income	$ 162,860	$ 211,645	$ 232,876	$ 264,452	$ 871,833
Provision for Loan Losses	81,000	77,100	57,919	32,000	248,019
Net Interest Income after Provision for Losses	$ 81,860	$ 134,545	$ 174,957	$ 232,452	$ 623,814
Total Noninterest Income	9,115	17,975	12,926	18,465	58,481
Total Noninterest Expense	317,170	338,922	360,380	386,553	1,403,025
Provision for Income Taxes (Benefits)	-0-	(184,020)	-0-	60,533	(123,487)
Net Loss	**$ (226,195)**	**$ (2,382)**	**$ (172,497)**	**$ (196,169)**	**$ (597,243)**
Net Loss Applicable to Common Stock	$ (226,195)	$ (2,382)	$ (172,497)	$ (196,169)	$ (597,243)
Per Common Share	$ (0.99)	$ (0.01)	$ (0.76)	$ (0.86)	$ (2.62)

	FIRST QUARTER (Development Stage)	SECOND QUARTER (Development Stage)	THIRD QUARTER	FOURTH QUARTER	TOTAL
1999					
Total Interest Income	$ 1,103	$	$ 96,462	$ 251,233	$ 348,798
Total Interest Expense		3,261	46,477	119,666	169,404
Net Interest Income	$ 1,103	$ (3,261)	$ 49,985	$ 131,567	$ 179,394
Provision for Loan Losses			77,768	76,267	154,035
Net Interest Income after Provision for Losses	$ 1,103	$ (3,261)	$ (27,783)	$ 55,300	$ 25,359
Total Noninterest Income			2,445	6,094	8,539
Total Noninterest Expense	79,600	140,520	280,192	485,067	985,379
Provision for Income Taxes (Benefits)	-0-	-0-	-0-	(224,285)	(224,285)
Net Loss	**$ (78,497)**	**$ (143,781)**	**$ (305,530)**	**$ (199,388)**	**$ (727,196)**
Net Loss Applicable to Common Stock	$ (78,497)	$ (143,781)	$ (305,530)	$ (199,388)	$ (727,196)
Per Common Share	$ (2.80)	$ (5.14)	$ (1.34)	$ (.87)	$ (6.50)

CONSOLIDATING INFORMATION

HTM&I

Harman, Thompson, Mallory & Ice, A.C.
Certified Public Accountants

INDEPENDENT AUDITORS' REPORT ON CONSOLIDATING INFORMATION

Board of Directors
Third Street Bancshares, Inc. and Subsidiary
Marietta, Ohio

Our report on our audit of the consolidated balance sheets of Third Street Bancshares, Inc. and Subsidiary as of December 31, 2001 and 2000, and the related consolidated statements of income, changes in shareholders' equity, and cash flows for the years ended December 31, 2001, 2000, and 1999 appears on Page One. This audit was made for the purpose of forming an opinion on the consolidated financial statements taken as a whole. The consolidating information in Schedules I - III is presented for purposes of additional analysis of the 2001 consolidated financial statements rather than to present the financial position, results of operations, and cash flows of the individual companies. Such information has been subjected to the auditing procedures applied in the audit of the consolidated financial statements and, in our opinion, is fairly stated in all material respects in relation to the consolidated financial statements taken as a whole.

Harman, Thompson, Mallory & Ice A.C.

Parkersburg, West Virginia
January 18, 2002

000077

TOWNE SQUARE, P.O. BOX 149, PARKERSBURG, WEST VIRGINIA 26102-0149 304/485-6584

THIRD STREET BANCSHARES, INC. AND SUBSIDIARY
CONSOLIDATING BALANCE SHEET
FOR THE YEAR ENDED DECEMBER 31, 2001

SCHEDULE I

	THIRD STREET BANCSHARES, INC.	SETTLERS BANK	CONSOLIDATING ELIMINATIONS	CONSOLIDATION TOTALS
ASSETS				
Cash and Due from Banks	$ 183,284	$ 2,450,751	$ (183,284)	$ 2,450,751
Time Deposits				-0-
Federal Funds Sold		3,064,000		3,064,000
Investment Securities:				
Securities Held-to-Maturity, at Amortized Cost		994,588		994,588
Securities Available-for-Sale, at Fair Value		3,381,018		3,381,018
Investment in Subsidiary	4,697,158		(4,697,158)	-0-
Loans		34,060,935		34,060,935
Less: Allowance for Loan Losses		(411,000)		(411,000)
Loans - Net	-0-	33,649,935	-0-	33,649,935
Accrued Interest Receivable		164,509		164,509
Premises and Equipment, At Cost				
Less Accumulated Depreciation		2,087,878		2,087,878
Deferred Tax Benefits	127,672	457,224		584,896
Other Real Estate Owned		92,953		92,953
Other Assets	4,532	38,083		42,615
TOTAL ASSETS	$ 5,012,646	$ 46,380,939	$ (4,880,442)	$ 46,513,143
LIABILITIES AND SHAREHOLDERS' EQUITY				
DEPOSITS				
Demand - Noninterest Bearing	$	$ 4,214,251	$ (183,284)	$ 4,030,967
Demand - Interest Bearing		10,424,238		10,424,238
Savings		8,531,086		8,531,086
Time		18,078,261		18,078,261
TOTAL DEPOSITS	$ -0-	$ 41,247,836	$ (183,284)	$ 41,064,552
Line-of-Credit	500,000			500,000
Federal Funds Purchased				-0-
Securities Sold under Repurchase Agreements		258,205		258,205
Accrued Interest Payable	2,521	113,340		115,861
Other Liabilities		64,400		64,400
TOTAL LIABILITIES	$ 502,521	$ 41,683,781	$ (183,284)	$ 42,003,018
SHAREHOLDERS' EQUITY				
Common Stock	$ 5,700,000	$ 1,000,000	$ (1,000,000)	$ 5,700,000
Additional Paid in Capital		4,600,000	(4,600,000)	-0-
Retained Earnings (Deficit)	(1,230,700)	(943,667)	943,667	(1,230,700)
Accumulated Other Comprehensive Income	40,825	40,825	(40,825)	40,825
TOTAL SHAREHOLDERS' EQUITY	$ 4,510,125	$ 4,697,158	$ (4,697,158)	$ 4,510,125
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 5,012,646	$ 46,380,939	$ (4,880,442)	$ 46,513,143

Refer to the auditors' report on consolidating information.

THIRD STREET BANCSHARES, INC. AND SUBSIDIARY
CONSOLIDATING STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2001

SCHEDULE II

	THIRD STREET BANCSHARES, INC.	SETTLERS BANK	CONSOLIDATING ELIMINATIONS	CONSOLIDATION TOTALS
INTEREST INCOME				
Interest and Fees on Loans	$	$ 2,467,149	$	$ 2,467,149
Interest on Interest-Bearing Deposits in Other Banks		3,017		3,017
Interest on Time Deposits		3,826		3,826
Interest on Federal Funds Sold		162,646		162,646
Interest and Dividends on Investment Securities		333,399		333,399
TOTAL INTEREST INCOME	**$ -0-**	**$ 2,970,037**	**$ -0-**	**$ 2,970,037**
INTEREST EXPENSE				
Interest on Deposits	$	$ 1,489,954	$	$ 1,489,954
Interest on Securities Sold under Repurchase Agreements		74,618		74,618
Interest on Federal Funds Purchased		5,659		5,659
Interest on Other Borrowed Funds	2,520	16		2,536
TOTAL INTEREST EXPENSE	**$ 2,520**	**$ 1,570,247**	**$ -0-**	**$ 1,572,767**
NET INTEREST INCOME	**$ (2,520)**	**$ 1,399,790**	**$ -0-**	**$ 1,397,270**
Provision for Loan Losses		31,831		31,831
NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES	**$ (2,520)**	**$ 1,367,959**	**$ -0-**	**$ 1,365,439**
NONINTEREST INCOME				
Equity (Income) from Subsidiary	$ 196,793	$	$ (196,793)	$ -0-
Service Charges and Fees on Deposits		110,608		110,608
Other Income		1,072		1,072
TOTAL NONINTEREST INCOME	**$ 196,793**	**$ 111,680**	**$ (196,793)**	**$ 111,680**
NONINTEREST EXPENSE				
General and Administrative:				
Employee Compensation and Benefits	$ 2,250	$ 718,440	$	$ 720,690
Occupancy Expense		53,859		53,859
Furniture and Equipment Expense		148,090		148,090
Internet and Data Processing Fees		197,916		197,916
Other Expenses	7,100	346,040		353,140
TOTAL NONINTEREST EXPENSE	**$ 9,350**	**$ 1,464,345**	**$ -0-**	**$ 1,473,695**
INCOME BEFORE INCOME TAXES	**$ 184,923**	**$ 15,294**	**$ (196,793)**	**$ 3,424**
Applicable Income Taxes (Benefits)	(62,829)	(181,499)		(244,328)
NET INCOME	**$ 247,752**	**$ 196,793**	**$ (196,793)**	**$ 247,752**

Refer to the auditors' report on consolidating information.

000079

THIRD STREET BANCSHARES, INC. AND SUBSIDIARY
CONSOLIDATING STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2001

SCHEDULE III

	THIRD STREET BANCSHARES, INC.	SETTLERS BANK	CONSOLIDATING ELIMINATIONS	CONSOLIDATION TOTALS
CASH FLOWS FROM OPERATING ACTIVITIES				
NET INCOME	$ 247,752	$ 196,793	$ (196,793)	$ 247,752
ADJUSTMENTS TO RECONCILE NET INCOME TO CASH PROVIDED BY OPERATING ACTIVITIES				
Undistributed Net Income of Subsidiary	$ (196,793)	$	$ 196,793	$ -0-
Deferred Income Taxes	(62,830)	(181,498)		(244,328)
Depreciation		150,393		150,393
Provision for Loan Losses		31,831		31,831
Other Amortizations (Accretions) - Net		(86,557)		(86,557)
(Increase) Decrease in Accrued Interest Receivable		7,198		7,198
(Increase) Decrease in Other Assets	(4,532)	8,837		4,305
Increase (Decrease) in Accrued Interest Payable	2,521	13,710		16,231
Increase (Decrease) in Other Liabilities		17,791		17,791
TOTAL ADJUSTMENTS	$ (261,634)	$ (38,295)	$ 196,793	$ (103,136)
NET CASH FLOWS FROM OPERATING ACTIVITIES	$ (13,882)	$ 158,498	$ -0-	$ 144,616
CASH FLOWS FROM INVESTING ACTIVITIES				
Net (Increase) Decrease in Time Deposits	$	$ 495,000	$	$ 495,000
Net (Increase) Decrease in Federal Funds Sold		(1,375,000)		(1,375,000)
Purchases of Investment Securities Held-to-Maturity		(931,989)		(931,989)
Purchases of Investment Securities Available-for-Sale		(2,051,982)		(2,051,982)
Additional Investment in Subsidiary	(500,000)		500,000	-0-
Proceeds from the Maturities of Investment Securities Available-for-Sale		3,018,160		3,018,160
Proceeds from the Maturities of Investment Securities Held-to-Maturity		2,985,709		2,985,709
Loan Originations and Principal Payment on Loans		(11,096,380)		(11,096,380)
Capital Expenditures		(19,610)		(19,610)
NET CASH FLOWS FROM INVESTING ACTIVITIES	$ (500,000)	$ (8,976,092)	$ 500,000	$ (8,976,092)
CASH FLOWS FROM FINANCING ACTIVITIES				
Increase in Additional Paid In Capital	$	$ 500,000	$ (500,000)	$ -0-
Net Increase (Decrease) in Total Deposits		13,426,517	13,882	13,440,399
Net Increase (Decrease) in Federal Funds Purchased		(2,000,000)		(2,000,000)
Net Increase (Decrease) in Securities Sold under				-0-
Repurchase Agreements		(1,874,491)		(1,874,491)
Net Increase (Decrease) in Other Borrowings	500,000			500,000
NET CASH FLOWS FROM FINANCING ACTIVITIES	$ 500,000	$ 10,052,026	$ (486,118)	$ 10,065,908
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	$ (13,882)	$ 1,234,432	$ 13,882	$ 1,234,432
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	197,166	1,216,319	(197,166)	1,216,319
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 183,284	$ 2,450,751	$ (183,284)	$ 2,450,751

Refer to the auditors' report on consolidating information.

THIRD STREET BANCSHARES, INC. AND SUBSIDIARY
CONSOLIDATING STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2001
(CONTINUED)

SCHEDULE III

	THIRD STREET BANCSHARES, INC.	SETTLERS BANK	CONSOLIDATING ELIMINATIONS	CONSOLIDATION TOTALS
SUPPLEMENTARY SCHEDULE OF NONCASH INVESTING AND FINANCING ACTIVITIES				
Total Change in Unrealized Gain (Loss) on Securities Available-for-Sale	$ 26,452	$ 26,452	$ (26,452)	$ 26,452
Loans Transferred to Foreclosed Properties	$ -0-	$ 92,953	$ -0-	$ 92,953
SUPPLEMENTARY DISCLOSURE OF CASH FLOWS INFORMATION				
Cash Paid during the Year For:				
Interest	$ -0-	$ 1,556,537	$ -0-	$ 1,556,537
Income Taxes	$ -0-	$ -0-	$ -0-	$ -0-

Refer to the auditors' report on consolidating information.

SIGNATURES

The Issuer has duly caused this Form 1-A Offering Statement to be signed on its behalf by the undersigned thereunto duly authorized, in the City of Marietta, State of Ohio, on March 11, 2002.

THIRD STREET BANCSHARES, INC.

By: James A. Meagle, Jr.
James A. Meagle, Jr., President

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints James A. Meagle, Jr. as his or her (as the case may be) true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for such person and in the name, place and stead of such person, in any and all capacities, to sign any or all amendments (including post-effective amendments) to this Form 1-A Offering Statement, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as such person might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute, may lawfully do or cause to be done by virtue hereof.

This Form 1-A Offering Statement has been signed by the following persons in the capacities and on the dates indicated.

Carolyn A. Ewart
Carolyn A. Ewart, Secretary
March 11, 2002

C. Fred Hunter, Jr.
C. Fred Hunter, Jr., Director
March 11, 2002

Robert G. Kelly
Robert G. Kelly, Director
March 11, 2002

James A. Meagle, Jr.
James A. Meagle, Jr., President
and Director
March 11, 2002

W. Bryan Pennybacker
W. Bryan Pennybacker, Treasurer
and Chief Financial Officer
March 11, 2002

Richard A. Spindler, Director
March 11, 2002

Dan S. Stephan, Jr., Director
March 11, 2002

Neil R. Wynn
Neil R. Wynn, Director
March 11, 2002

PART III - EXHIBITS

ITEM 1. Index to Exhibits

The following is a list of exhibits filed with this Form 1-A:

[1] To be filed by amendment.

EXHIBIT NO. 2(a)

ARTICLES OF INCORPORATION
OF
THIRD STREET BANCSHARES, INC.

RECEIVED
MAY 28 1998
BOB TAFT
SECRETARY OF STATE

The undersigned, desiring to form a corporation under the laws of the State of Ohio do hereby certify:

ARTICLE 1

NAME

1.1 The name of the Corporation shall be Third Street Bancshares, Inc. (the "Corporation").

ARTICLE II

PRINCIPAL OFFICE

2.1 The location and address of the Corporation's principal office in the State of Ohio is Third and Church Streets, Marietta, Ohio 45750, Washington County.

ARTICLE III

PURPOSES

3.1 The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be formed under Sections 1701.01 through 1701.98 (fully inclusive) of the Ohio Revised Code. Said acts and activities shall include, but are not limited to the following:

(a) To engage in acts and activities which directly or indirectly relate to or complement the business of banking or other financial institutions and business interests and to aid and provide services for any corporation, association, or other entity, the shares or securities of which are directly or indirectly owned, in whole or in part by the Corporation.

(b) To do everything necessary, proper, advisable, or convenient for the accomplishment of the purposes or the attainment of any objectives or the furtherance of any powers set forth in these Articles of Incorporation, incidental to, pertaining to, or growing out of the Corporation's business or otherwise.

ARTICLE IV

SHARE STRUCTURE

4.1 The maximum number of shares which the corporation is authorized to have outstanding is Five Hundred Thousand (500,000) shares. The shares may be issued as authorized by the Board of Directors of the Corporation without the approval of the shareholders, except as otherwise provided herein, or to the extent that such approval is required by governing law, rule or regulation. Each common share shall have the same relative rights as, and be identical in all respects with, all other common shares.

4.2 **Voting and Dividends.** The holders of the common shares shall exclusively possess all voting power. Each holder of such shares shall be entitled to one vote for each common share held by such shareholder on all matters submitted to a vote of shareholders. Shareholders shall not be permitted to cumulate their votes for the election of Directors. Dividends, if any, may be paid on the common shares out of any assets legally available for the payment of dividends, at the discretion of the Board of Directors.

4.3 **No Pre-Emptive Rights.** No holder of shares of the Corporation shall be entitled as such, as a matter of right, to subscribe for or purchase shares of any class, now or hereafter authorized, or to subscribe for or purchase securities convertible into or exchangeable for shares of the Corporation, or to which shall be attached or appertain to any warrants or rights entitling the holder thereof to subscribe for or purchase shares, except such rights of subscription of purchase, if any, for such consideration and upon such terms and conditions as its Board of Directors may from time to time determine.

4.4 **Redemption of Shares by the Corporation.** The Corporation, through its Board of Directors, shall have the right to repurchase, in accordance with the provisions of the Ohio Revised Code, any of its outstanding shares at such price and upon such terms as may be agreed upon between the Corporation and the selling shareholder or shareholders. Without the approval of shareholders, except as such approval may be required by governing law, rule or regulation, the Board of Directors may adopt an amendment or amendments to this ARTICLE IV for the purpose of reducing the authorized number of shares in the event that shares of any class thereof shall have been redeemed, surrendered to, or acquired by the Corporation upon any conversion, exchange, purchase or otherwise, but any such reduction shall be limited to the number of shares so redeemed, surrendered or acquired.

ARTICLE V

STATED CAPITAL

5.1 The amount of stated capital with which the Corporation shall begin business is Five Hundred Dollars ($500).

ARTICLE VI

SPECIAL MEETINGS OF SHAREHOLDERS; CONSENT

6.1 Any action required or permitted to be taken by the shareholders of the Corporation may be effected at an annual or special meeting of shareholders or by unanimous consent in lieu of a meeting, and special meetings of shareholders relating to changes in control of the Corporation may be called only by the Board of Directors pursuant to a resolution adopted by a majority of the total number of authorized Directors (whether or not there exist any vacancies in previously authorized Directorships at the time such resolution is presented to the Board of Directors for adoption), or by the person or persons who hold not less than twenty-five percent (25%) of all shares outstanding and entitled to vote at said meeting.

ARTICLE VII

DIRECTORS

7.1 The number of Directors shall be fixed in accordance with the applicable provisions of the Code of Regulations; provided that the authorized number of Directors shall not be less than six.

7.2 **Length of Terms; Staggered Terms.** Directors shall be elected during the first annual shareholders' meeting. The terms of the Directors shall be staggered. The Board of Directors shall be divided into two (2) classes of directorships. There shall be an equal number of Directors in each class of directorship, excepting that, where the number of Directors renders such impossible, there shall be one more Director in Class One than is in Class Two. Directors in Class One shall be elected for an initial term of one (1) year. The Directors in Class Two shall be elected for an initial term of two (2) years. At each annual election following the initial election, the successors to the Directors of the Class whose term expires in that year shall be elected for a term of two (2) years, regardless of the Director's class.

7.3 **Vacancies.** Vacancies in the Board of Directors resulting from death, resignation, retirement, disqualification, removal from office or other cause may be filled by a majority vote of the Directors then in office, and Directors so chosen shall hold office for a term expiring at the annual meeting of shareholders at which the term of office for that Directorship to which they have been elected expires. No decrease in the number of Directors constituting the entire Board of Directors shall shorten the term of any incumbent Director.

ARTICLE VIII]

DISSOLUTION

8.1 In the event of any liquidation, dissolution or winding up of the Corporation, the holders of the common shares shall be entitled to the distribution of all the Corporation's assets remaining after payment or provision for payment of the Corporation's debts and liabilities.

ARTICLE IX

MERGER OR CONSOLIDATION

9.1 Any merger or consolidation of the Corporation with another corporation, or the sale of substantially all of the assets of the Corporation, shall require an affirmative vote of the holders of Three-quarters (3/4) of the issued and outstanding common shares, regardless of limitations or restrictions on the voting power of these shares, entitled to vote at a meeting duly called for this purpose.

ARTICLE X

INDEMNIFICATION

10.1 **Third Party Actions.** The Corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative, or investigative, including all appeals (other than an action by or in right of the Corporation itself) by reason of the fact that the person is or was a Director, Officer, Employee or Agent of the Corporation, or is or was serving at the request of the Corporation as a director, trustee, officer, employee, member, manager, or agent of another corporation, limited liability company, partnership, joint venture, trust, or other enterprise, against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with the action, suit or proceeding, if that person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the Corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or on a plea of nolo contendre or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner that he or she reasonably believed to be in or not opposed to the best interests of the Corporation and, with respect to any criminal action or proceeding, had reasonable cause to believe that his or her conduct was unlawful.

10.2 **Derivative Actions.** The Corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit, including all appeals, by or in the right of the Corporation to procure a judgment in its favor by reason of the fact that the person was a Director, Officer, Employee, Member, Manager or Agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee, member, manager or agent of another corporation, limited liability company, partnership, joint venture, trust or other enterprise, against expenses, including attorneys' fees, actually and reasonably incurred by the person in connection with the defense or settlement of the action or suit, if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the Corporation. However, no indemnification shall be made in respect of any claim, issue or matter as to which the person is adjudged to be liable for negligence or misconduct in the performance of his or her duty to the Corporation unless and only to the extent that the court in which the action was brought determines on application that, despite the adjudication of liability but in view of all the circumstance of the case, the person is fairly and reasonably entitled to indemnity for expense that the court shall deem proper.

10.3 **Right after Successful Defense.** To the extent that a Director, Trustee, Officer, Employee, Member, Manager or Agent has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in Paragraph 10.1 or 10.2 above, or in defense of any claim, issue or matter in that action,suit or proceeding, he or she shall be indemnified against expenses, including attorneys' fees, actually and reasonably incurred by him or her in connection with the action, suit or proceeding.

10.4 **Other Determinations of Rights.** Unless ordered by a court, any indemnification made under Paragraph 10.1 or 10.2 above shall be made by the Corporation only as authorized in the specific case on a determination that indemnification of the Director, Trustee, Officer, Employee, Member, Manager or Agent is proper in the circumstances because he or she has met the applicable standard of conduct set forth in Paragraph 10.1 or 10.2 above. The determination shall be made (a) by a majority vote of a quorum consisting of Directors who were not and are not parties to or threatened with the action, suit or proceeding; (b) if the described quorum is not obtainable or if a majority vote of a quorum of disinterested Directors so directs, by independent legal counsel in a written opinion; (c) by the shareholders; or (d) by the court in which the action, suit or proceeding was brought.

10.5 **Advances of Expenses.** Expenses of each person seeking indemnification under Paragraph 10.1 or 10.2 above shall be paid by the Corporation as they are incurred, in advance of the final disposition of the action, suit or proceeding, as authorized by the

Board of Directors in the specific case, on receipt of an undertaking by or on behalf of the Director, Trustee, Officer, Employee, Member, Manager or Agent to repay the amount if it is ultimately determined that he or she is not entitled to be indemnified by the Corporation.

10.6 **Nonexclusiveness; Heirs.** The indemnification provided by this Section shall not be deemed exclusive of, and shall be in addition to any other rights to which those seeking indemnification may be entitled as a matter of law or under the Articles of Incorporation, the Code of Regulations, any agreement, vote of shareholders, any insurance purchased by the Corporation, or otherwise, both as to action in their official capacities and as to action in another capacity while holding their offices or positions, and shall continue as to a person who has ceased to be a Director, Trustee, Officer, Employee, Member, Manager or Agent and shall inure to the benefit of the heirs, executors and administrators of that person.

10.7 **Purchase of Insurance.** The Corporation may purchase and maintain insurance on behalf of any person who is or was a Director, Officer, Employee, Member, Manager or Agent of the corporation or is or was serving at the request of the Corporation as a director, trustee, officer, employee, member, manager or agent of another corporation, limited liability company, partnership, joint venture, trust or other enterprise against any liability asserted against him or her and incurred by him or her in that capacity, or arising out of his or her status in that capacity, whether or not the Corporation would have the power to indemnify him or her against liability under the provisions of this Section or the Ohio General Corporation Law.

ARTICLE XI

AMENDMENT OF ARTICLES

11.1 Except as may be provided in ARTICLE IV, no amendment, addition, alteration, change or repeal of these Articles of Incorporation shall be made, unless such is first proposed by a resolution of the Board of Directors which has been adopted by a majority of the total number of authorized Directors (whether or not there exist any vacancies in previously authorized Directorships at the time such resolution is presented to the Board of Directors for adoption) or by the person or persons who hold not less than twenty-five percent (25%) of all shares outstanding and entitled to vote on said proposal, and is thereafter approved at a legal meeting of shareholders by the affirmative vote of the holders of a majority of the shares outstanding and entitled to vote on such proposal.

IN WITNESS WHEREOF, the below named incorporators have subscribed their names this 27th day of May, 1998.

James A. Meagle
James A. Meagle

Richard A. Spindler

EXHIBIT NO. 2(b)

RECEIVED
MAY 28 1998
BOB TAFT
SECRETARY OF STATE

CODE OF REGULATIONS

OF

THIRD STREET BANCSHARES, INC.

SECTION 1
SHAREHOLDERS

1.01 Annual Meetings

The annual meetings of the Corporation shall be held at the principal office of the Corporation, or at such other place within or without the State of Ohio as may be designated by the Board of Directors. The annual meeting shall be held for the purpose of electing Directors and considering reports presented at said meeting. Upon due notice, any business which may be properly brought before any meeting of the shareholders may also be considered and transacted at the annual meeting.

1.02 Special Meetings

A special meeting of the shareholders may be called by the Board of Directors, President or by a written request, filed with the Secretary, of shareholders representing twenty-fiver percent (25%) of the outstanding shares of the Corporation entitled to vote thereat.

1.03 Notice of Meetings

A written notice of every meeting of the shareholders, to include the annual meeting, stating the time, place and purposes thereof, shall be given by or at the direction of the President or the Secretary, to each shareholder of record entitled to notice of the meeting not less than seven (7) nor more than sixty (60) days prior to such meeting. All notices with respect to any shares to which persons are jointly entitled may be given to that person who is first named upon the books of the Corporation and notice so given shall be sufficient notice to all the holders of such shares. Such notice shall be deemed to be sufficiently delivered when deposited in the United States mail, sufficient prepaid postage affixed thereto, addressed to the shareholder at his or her address as it appears on the records of the Corporation.

1.04 Waiver of Notice

A written waiver, signed by a shareholder, of notice of a shareholders' meeting, whether executed before, at or after such meeting, shall excuse the giving of notice. Attendance by a shareholder at a shareholders' meeting, without objection prior to or at the commencement of such meeting, shall constitute a waiver by the shareholder of notice of such meeting.

1.05 <u>Closing of Books and Fixing Record Date</u>

The Board of Directors may determine the record date for the determination of which persons are entitled to notices, dividends, distributions, rights and the like, but said record date shall not be a date earlier than the date on which the record date is fixed and shall not be more than sixty (60) days preceding the date of the meeting of shareholders or the date fixed for the payment of dividends or distributions or the exercise of any rights. The Board of Directors may close the stock record book against transfers of shares during the whole period or any part thereof.

1.06 <u>Proxies</u>

Every person entitled to vote or execute consents shall have the right to do so either in person or by one or more agents authorized by a written proxy executed by such person or his duly authorized agent and filed with the Secretary of the Corporation. Any executor, administrator, guardian, trustee or other fiduciary may give proxies. The Board of Directors, in advance of any annual or special meeting of the shareholders, prescribe additional regulations concerning the manner of execution and filing of proxies and the validation of the same, which are intended to be voted at any such meeting.

1.07 <u>Quorum</u>

At any meeting of the shareholders, the holders of a majority of shares then issued and outstanding entitled to vote, whether present in person or represented by proxy, shall constitute a quorum. If a quorum shall not be present or represented at any meeting of the sharehdlders, those shareholders present or represented shall have the power, without notice other than announcement at the meeting, to adjourn the meeting until a quorum shall be present or represented. At such adjourned meeting at which a quorum is present or represented, any business may be transacted as might have been if the quorum had been present at the originally scheduled meeting. The Corporation shall not, directly or indirectly, vote any shares issued by it and thereafter acquired and owned by it and not retired, and such shares shall not be considered issued and outstanding in computing the number of shares entitled to vote at any meeting of shareholders.

1.08 <u>Action by Written Consent</u>

Any action which may be authorized or taken at a meeting of the shareholders may be taken or authorized without a meeting by a writing or writings signed by all of the shareholders who would be entitled to notice of a meeting of shareholders held for the purpose of such action, which writing or writings shall be filed with or entered upon the records of the Corporation.

1.09 Cumulative Voting

Shareholders shall not be permitted to cumulate their votes for the election of Directors.

1.10 Suggested Agenda for Shareholders

(a) Call meeting to order.

(b) Proof of notice of meeting.

(c) Roll call and filing of proxies with Secretary.

(d) Reading and disposition of prior minutes.

(e) Reports of Officers and committees.

(f) Election of Directors if an annual meeting or special meeting called for that purpose.

(g) Unfinished business.

(h) New business.

(i) Adjournment.

SECTION 2
THE BOARD OF DIRECTORS

2.01 Authority and Number of Directors

The policy of the Corporation shall be determined, its affairs directed and its corporate powers exercised by a Board of Directors. Subject to the applicable provisions of the Articles of Incorporation and Section 2.04 of these Regulations, the number of the Directors to serve during the ensuing year shall be not less than six (6) nor more than fifteen (15). The exact number of Directors to serve during the ensuing year shall be determined by the shareholders at the annual meeting or at a special meeting called for that purpose. The Directors shall be elected by the shareholders at the annual meeting or any adjournment thereof. Each director shall hold office until the applicable annual election for his or her directorship or until his or her successor is duly elected and qualified or until the earlier of his retirement, death, or removal subject to the applicable provisions of the Articles of Incorporation or these Regulations.

2.02 Term of Directors

The Board of Directors shall be divided into two (2) classes of directorships. There shall be an equal number of Directors in each class of directorship, excepting that, where the number of Directors renders such impossible, there shall be one more Director in Class One than is in Class Two. Directors in Class One shall be elected for an initial term of one (1) year. The Directors in Class Two shall be elected for an initial term of two (2) years. At each annual election following the initial election, the successors to the Directors of the Class whose term expires in that year shall be elected for a term of two (2) years, regardless of the Director's class.

2.03 Compensation

By resolution of the Board of Directors, and irrespective of any personal interest of any of its members, a reasonable fixed sum, and reasonable expenses of attendance, if any, may be allowed for actual attendance at each regular or special meeting of the Board of Directors. Members of either the executive or special committees may be allowed such compensation for actual attendance at committee meetings as the Board of Directors may determine. The compensation to the Directors may, by resolution of the Board of Directors, be tendered in stock or stock options of the Corporation. Nothing herein shall be construed to preclude any Director from serving the Corporation in any capacity and receiving compensation therefor.

2.04 Vacancies

Vacancies in the Board of Directors resulting from death, resignation, retirement, disqualification, removal from office or other cause may be filled only by a majority vote of the Directors then in office, though less than a quorum, and Directors so chosen shall hold office for a term expiring at the next annual meeting of shareholders at which the applicable annual election for such class is held. No decrease in the number of authorized Directors constituting the entire Board of Directors shall shorten the term of any incumbent Director. A vacancy shall also be deemed to exist if, at any time, the shareholders increase the authorized number of Directors and do not, at the same meeting or at any adjournment thereof, elect the necessary additional Director or Directors. Notwithstanding the foregoing, the Board, by a majority vote, may authorize up to two (2) additional Board of Directors positions which the Board may fill. The Board of Directors shall determine the class of such new position and the term of such new position shall expire at the next annual meeting at which the applicable annual election for such class is held, provided, however, that no such action shall cause the total number of Directors to exceed seventeen (17).

2.05 Resignation

Any Director may resign at any time by giving notice to the Board of Directors or the President or Secretary, and such resignation shall be deemed to take effect upon its receipt by the person or persons to whom addressed, unless some other time is specified therein.

2.06 Organizational Meetings

Immediately after each annual meeting of shareholders, or each special meeting of shareholders at which a Board of Directors shall have been elected, the newly elected Board, if a quorum thereof be present, shall hold an organizational meeting for the purpose of electing officers and transacting any other business which may properly come before such meeting. Any such organizational meeting shall be held at the same place at which the shareholders' meeting immediately preceding it was held, and notice thereof need not be given. If, for any reason, any such organizational meeting is not held as hereinbefore provided, a special meeting of the Board of Directors shall be held for such a purpose as soon as thereafter practicable.

2.07 Regular Meetings

Regular meetings of the Board of Directors may be held in such time and place, within or without the State of Ohio, as the Board of Directors may, by resolution, from time to time fix or determine. The Secretary shall send, via United States mail, a copy of each resolution fixing the time and place of regular meetings of the Board of Directors to each Director who was not present at the time the same was adopted, addressing such copy to each such absent Director to the address as shown on the Corporation's books, but no further notice of regular meetings need be given.

2.08 Special Meetings

Special meetings of the Board of Directors may be called by the President, a Vice President, or any two (2) members of the Board of Directors.

2.09 Notice of Meeting

Written notice of the time and place of each special meeting of the Board of Directors shall be given by or at the direction of the President or Secretary to each Director. Such notice, unless required by law, need not contain a statement of the purpose or purposes of such meeting, and it may be given in any manner or by any method and at such times as will give the Director receiving the same reasonable opportunity to attend the meeting. Any such notice shall, in all events, be deemed to have been properly and duly given if written or printed and if it is received at least forty-eight (48) hours prior to the time of the meeting, at his or her address as shown on the records of the Corporation.

2.10 Quorum

A majority of the number of Directors then fixed shall constitute a quorum for the transaction of business except that a majority of the Directors in office shall constitute a quorum for filling a vacancy in the Board of Directors.

2.11 Voting

Unless expressly provided to contrary in the Articles of Incorporation, this Code of Regulations or the Ohio Revised Code, each question properly brought before any meeting of the Directors at which a quorum is present shall be decided by a majority vote of the Directors who are present.

2.12 Action by Written Consent

Any action which may be authorized or taken at a meeting of the Board of Directors may be authorized or taken without a meeting by a writing or writings signed by all of the Directors, which writing or writings shall be filed with or entered upon the records of the Corporation.

2.13 Telephonic Participation

Meetings of the Directors may be held through any communications equipment if all persons participating can hear each other. Participation in a meeting pursuant to this Section 2.13 shall constitute presence at such meeting.

2.14 Suggested Agenda for Meeting of Directors

(a) Call to order.

(b) Roll call.

(c) Reading and disposition of prior minutes.

(d) Reports of officers and committees.

(e) Unfinished business.

(f) New business.

(g) Adjournment.

SECTION 3
COMMITTEES

3.01 Executive Committee

The Chairman of the Board of Directors may designate three (3) or more Directors to constitute an Executive Committee. The Chairman of the Board of Directors may further designate one such member of the Executive Committee to serve as the Chairman of said committee. The committee, to the extent provided in the resolution, shall have and may exercise all of the authority of the Board of Directors in the management of the Corporation, provided the committee shall not have the authority of the Board of Directors in reference to amending the Articles of Incorporation; adopting a plan of merger or adopting a plan of consolidation with another corporation or corporations; recommending to the shareholders the sale, lease, exchange, mortgage, pledge, or other disposition of all or substantially all of the property and assets of the Corporation if not made in the usual and regular course of its business; recommending to the shareholders a voluntary dissolution of the Corporation or a revocation of a dissolution; amending, altering or repealing the regulations of the Corporation; electing or removing Officers of the Corporation or members of the Executive Committee; fixing the compensation of any member of the Executive Committee; declaring dividends; increasing the number of directors or filling vacancies on the Board of Directors; or amending, altering, or repealing any result of the Board of Directors that by its terms provides that it shall not be amended, altered or repealed by the Executive Committee. The designation of the committee and the delegation to it of authority shall not operate to relieve the Board of Directors, or any member thereof, of any responsibility imposed on it or him or her by law.

3.02 <u>Other Committees</u>

The Chairman of the Board of Directors may create and appoint such other committees as he or she may, at any time or from time to time, find necessary or desirable to facilitate and expedite the management and administration of the affairs of the Corporation. The Chairman of the Board of Directors shall have the power to specify the number of members of any such committee, and to provide the tenure in office of its members, its method of organization and its procedure for the transaction of business.

3.03 <u>Telephonic Participation</u>

Committee meetings may be held through any communications equipment if all persons participating can hear each other. Participation in a committee meeting pursuant to this Section 3.03 shall constitute presence at such meeting.

SECTION 4
OFFICERS

4.01 <u>Officers</u>

The officers of this Corporation shall be a President, a Treasurer and a Secretary. The Corporation may also have one (1) or more Vice Presidents and such other officers and assistant officers as the Directors may deem necessary. By designating a person to serve as an officer of the Corporation, the Directors shall be deemed to have considered such office necessary and to have established such office in accordance with this Section.

4.02 Election, Term and Qualification

The officers shall be elected at the annual meeting of the Board of Directors, or as soon thereafter as possible. Each such officer shall serve until the next annual organization meeting of the Board of Directors and until his or her successor is elected and qualified, or until his or her earlier death, resignation or removal. The Board of Directors shall have authority to appoint such other officers and agents of the Corporation as it may determine from time to time.

4.03 Resignation

An officer may resign at any time by giving notice to the Board of Directors, the President or the Secretary. Such notice shall be effective when received by the person or persons to whom directed, unless some other time is specified therein.

4.04 Removal

Any officer may be removed, with or without cause, by the Board of Directors. The election of an officer for a given term and the provisions of this Code of Regulations with respect to term of office shall not be deemed to create contract rights.

4.05 Authority and Duties of Officers

(a) Chairman. The Chairman of the Board of Directors shall preside at meetings of the shareholders and of the Board of Directors. He or she shall also have the authority to create committees within the Board of Directors and designate the membership and chairmanship thereof.

(b) President. He or she shall have general supervision over the affairs of the Corporation. He or she shall have full power and authority to transact the daily business of the Corporation. He or she shall have all other powers and perform all other duties as from time to time may be prescribed by the Board of Directors. He or she shall preside at all meetings of the shareholders and the Board of Directors in the absence of the Chairman.

(c) Vice President. The Vice President shall perform all duties of the President in his or her absence or in his or inability to act.

(d) Treasurer. The Treasurer shall supervise and conduct the routine business of the Corporation and shall have (subject to the supervision of the President and the Vice President) care and custody of its funds, securities and property. He shall keep permanent records of the funds and property of the Corporation. He shall have the authority to receive all monies.

He shall pay out and disburse all monies under the direction and control of the Board of Directors. He shall perform such other duties customarily performed by a Treasurer.

(d) Secretary. The Secretary shall keep an accurate account of the records, acts and proceedings of the shareholders, Board and committees in books provided for that purpose. He or she shall attest to the giving and serving of all notices of the Corporation. He or she shall record all transfers of shares and cancel and preserve all certificates transferred and keep an alphabetical record of all shareholders, showing the number of shares held by each. He or she shall have custody of the corporate seal, if the Board determines that the Corporation shall have one, and when authorized by the Board of Directors, shall affix the seal to any instrument requiring the same. He or she shall keep and preserve all proxies of the shareholders.

4.06 Compensation

The Board of Directors may, irrespective of any personal interest of any of them, establish reasonable compensation of officers, which may include pension, disability and death benefits, for services as officers of the Corporation. Such compensation may be, pursuant to resolution of the Board of Directors, tendered in monetary payment and/or in the form of shares of stock or stock options.

SECTION 5
TRANSACTIONS BETWEEN THE CORPORATION AND ITS DIRECTORS OR OFFICERS

5.01 Transactions between the Corporation and its Directors or Officers

No contract, action or transaction shall be void or voidable with respect to the Corporation for the reason that it is between or affects the Corporation and one or more of its Directors or Officers, or between or affects the Corporation and any partnership, corporation, trust, association, limited liability company or other organization or entity in which one or more of its Directors or Officers are directors, trustees, members or officers or have a financial or personal interest, or for the reason that one or more interested Directors or Officers participate in or vote at the meeting of the Directors or a committee of the Directors that authorizes such contract, action or transaction, if in any such case: (a) the material facts as to his or her or their relationship or interest and as to the contract, action or transaction are disclosed or are known to the Directors or the committee and the Directors or committee, in good faith reasonably justified by such facts, authorizes the contract, action or transaction by the affirmative vote of a majority of the disinterested Directors, even though the disinterested Directors constitute less than a quorum of the Directors or the committee; or

(b) the material facts as to his or her or their relationship or interest as to the contract, action or transaction are disclosed or are known to the shareholders entitled to vote thereon and the contract, action or transaction is specifically approved at a meeting of the shareholders held for such purpose by the affirmative vote of the holders of shares entitling them to exercise a majority of the voting power of the Corporation held by persons not interested in the contract or transaction; or (c) the contract, action or transaction is fair as to the Corporation as of the time it is authorized or approved by the Directors, a committee of the Directors, or the shareholders.

Common or interested Directors may be counted in determining the presence of a quorum at a meeting of the Directors, or of a committee thereof which authorizes the contract, action or transaction.

A Director shall not be considered to be an interested Director solely because the subject of the contract, action or transaction may involve or affect a change in control of the Corporation or the Director's continuation in office in that capacity.

The Directors, by the affirmative vote of a majority of those in office, and irrespective of any financial or personal interest of any of them, shall have authority to establish reasonable compensation, which may include pension, disability and death benefits, for services to the Corporation by Directors and Officers, or to delegate such authority to one or more Officers or Directors.

SECTION 6
INDEMNIFICATION AND INSURANCE

6.01 Third Party Actions

The Corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative, or investigative, including all appeals (other than an action by or in right of the Corporation itself) by reason of the fact that the person is or was a Director, Officer, Employee or Agent of the Corporation, or is or was serving at the request of the Corporation as a director, trustee, officer, employee, member, manager, or agent of another corporation, limited liability company, partnership, joint venture, trust, or other enterprise, against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with the action, suit or proceeding, if that person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the Corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or on a plea of nolo contendre or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner that he or she reasonably believed to be in or not opposed to the best interests of the Corporation and, with respect to any criminal action or proceeding, had reasonable cause to believe that his or her conduct was unlawful.

6.02 <u>Derivative Actions</u>

The Corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit, including all appeals, by or in the right of the Corporation to procure a judgment in its favor by reason of the fact that the person was a Director, Officer, Employee, Member, Manager or Agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee, member, manager or agent of another corporation, limited liability company, partnership, joint venture, trust or other enterprise, against expenses, including attorneys' fees, actually and reasonably incurred by the person in connection with the defense or settlement of the action or suit, if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the Corporation. However, no indemnification shall be made in respect of any claim, issue or matter as to which the person is adjudged to be liable for negligence or misconduct in the performance of his or her duty to the Corporation unless and only to the extent that the court in which the action was brought determines on application that, despite the adjudication of liability but in view of all the circumstance of the case, the person is fairly and reasonably entitled to indemnity for expense that the court shall deem proper.

6.03 <u>Right after Successful Defense</u>

To the extent that a Director, Trustee, Officer, Employee, Member, Manager or Agent has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in Paragraph 6.01 or 6.02 above, or in defense of any claim, issue or matter in that action,suit or proceeding, he or she shall be indemnified against expenses, including attorneys' fees, actually and reasonably incurred by him or her in connection with the action, suit or proceeding.

6.04 <u>Other Determinations of Rights</u>

Unless ordered by a court, any indemnification made under Paragraph 6.01 or 6.02 above shall be made by the Corporation only as authorized in the specific case on a determination that indemnification of the Director, Trustee, Officer, Employee, Member, Manager or Agent is proper in the circumstances because he or she has met the applicable standard of conduct set forth in Paragraph 6.01 or 6.02 above. The determination shall be made (a) by a majority vote of a quorum consisting of Directors who were not and are not parties to or threatened with the action, suit or proceeding; (b) if the described quorum is not obtainable or if a majority vote of a quorum of disinterested Directors so directs, by independent legal counsel in a written opinion; (c) by the shareholders; or (d) by the court in which the action, suit or proceeding was brought.

6.05 Advances of Expenses

Expenses of each person seeking indemnification under Paragraph 6.01 or 6.02 above shall be paid by the Corporation as they are incurred, in advance of the final disposition of the action, suit or proceeding, as authorized by the Board of Directors in the specific case, on receipt of an undertaking by or on behalf of the Director, Trustee, Officer, Employee, Member, Manager or Agent to repay the amount if it is ultimately determined that he or she is not entitled to be indemnified by the Corporation.

6.06 Nonexclusiveness; Heirs

The indemnification provided by this Section shall not be deemed exclusive of, and shall be in addition to any other rights to which those seeking indemnification may be entitled as a matter of law or under the Articles of Incorporation, the Code of Regulations, any agreement, vote of shareholders, any insurance purchased by the Corporation, or otherwise, both as to action in their official capacities and as to action in another capacity while holding their offices or positions, and shall continue as to a person who has ceased to be a Director, Trustee, Officer, Employee, Member, Manager or Agent and shall inure to the benefit of the heirs, executors and administrators of that person.

6.07 Purchase of Insurance

The Corporation may purchase and maintain insurance on behalf of any person who is or was a Director, Officer, Employee, Member, Manager or Agent of the corporation or is or was serving at the request of the Corporation as a director, trustee, officer, employee, member, manager or agent of another corporation, limited liability company, partnership, joint venture, trust or other enterprise against any liability asserted against him or her and incurred by him or her in that capacity, or arising out of his or her status in that capacity, whether or not the Corporation would have the power to indemnify him or her against liability under the provisions of this Section or the Ohio General Corporation Law.

SECTION 7
ISSUANCE AND TRANSFER OF SHARES

7.01 Transfer and Registration of Certificates

The Board of Directors shall have authority to make such rules and regulations as they deem expedient concerning the issuance, transfer and registration of certificates for shares and the shares represented thereby and may appoint transfer agents and registrars thereof.

7.02 Lost, Stolen or Destroyed Certificates

The provisions of the Ohio General Corporation Law, and such other provisions of law as may be referred to therein, shall govern with respect to lost, stolen or destroyed certificates for shares of the Corporation.

SECTION 8
MISCELLANEOUS

8.01 Fiscal Year

The Directors shall, by resolution, establish the fiscal year of the Corporation.

8.02 Seal

If the Board of Directors shall so order, the Corporation shall have a Seal, which shall be circular in form and mounted upon a metal die. About the upper periphery shall appear the name of the Corporation and about the lower periphery the word "Ohio". In the center of the Seal shall appear the words "Corporate Seal".

8.03 Endorsement of Stock Certificates

Unless otherwise ordered by the Board of Directors, any certificates for shares issued by any Corporation and owned by the Corporation (including re-acquired shares of the Corporation) may, for sale or transfer, be endorsed in the name of the Corporation by the President or one of the Vice Presidents, and attested by the Secretary, an Assistant Secretary, the Treasurer or either with or without affixing thereto the Corporate Seal.

SECTION 9
AMENDMENTS

9.01 Amendment of Code of Regulations

These regulations may be amended or supplemented by action of the shareholders at a meeting held for such purpose by the affirmative vote of the holders of record entitled to exercise a majority of the voting power of the Corporation on such proposal, or without a meeting, by unanimous written consent of shareholders of record; provided, however, that if the Regulations are to be amended or supplemented by action of the shareholders without a meeting, the Secretary shall mail a copy of the proposed amendment or supplement to each shareholder who would be entitled to vote at a meeting held to vote thereon on the date of mailing. The Secretary shall mail the foregoing at least ten (10) days prior to the taking of such action without a meeting and if the Regulations are amended or supplemented by shareholder action without a meeting, the Secretary shall mail a copy of the Regulations as so amended or supplemented to each shareholder who would have been entitled to vote thereon had a meeting been held.

EXHIBIT NO. 2(c)

ARTICLES OF INCORPORATION
OF
SETTLERS BANK

The undersigned, a majority of whom are residents of the State of Ohio, desiring to form a corporation under the banking laws of said State, do hereby certify:

FIRST: The name of said Corporation shall be Settlers Bank.

SECOND: The place where the principal place of business of the Corporation is to be located is the City of Marietta, County of Washington, State of Ohio.

THIRD: The Corporation is formed for the purpose of conducting the business of a commercial bank; exercising any powers and engaging in any activities permitted under Chapters 1101. through 1127. of the Ohio Revised Code, as now in force or hereafter amended; and doing any and all things necessary or incidental thereto.

FOURTH: The maximum number of shares which the Corporation is authorized to have outstanding is One Thousand (1,000) shares of common stock with a par value of One Thousand Dollars ($1,000.00) per share.

IN WITNESS WHEREOF, we have hereunto subscribed our names this 26th day of March, 1999.

Names of Incorporators	Signatures of Incorporators
C. Fred Hunter, Jr.	[signature]
Robert G. Kelly	[signature]
James A. Meagle, Jr.	[signature]
Richard A. Spindler	[signature]
Dan S. Stephan, Jr.	[signature]
William C. Wigal	[signature]
Neil R. Wynn	[signature]

Approved this 5th day of April, 1999.

F. Scott O'Donnell, Superintendent
Division of Financial Institutions

John K. Bishop
Acting Deputy Superintendent for Banks

RECEIVED
APR 5 1999
J. KENNETH BLACKWELL
SECRETARY OF STATE

000112

EXHIBIT NO. 2(d)

CODE OF REGULATIONS
FOR
SETTLERS BANK

ARTICLE ONE - MEETING OF SHAREHOLDERS

1.1 Annual Meeting. The annual meeting of the shareholders of this corporation shall be held at the principal office of the corporation in Marietta, Washington County, Ohio, or such other place as the board of directors may designate, on the first Monday of each May at 2:00 p.m. If such date is a legal holiday, then the meeting shall be held on the following day at the same hour. The first annual meeting of the corporation shall be held in 2000.

1.2 Special Meeting. Special meetings may be called by the board of directors, the chairman of the board, or the president, and shall be called at the written request, filed with the secretary, of holders of record of not less than one-fourth (1/4) of the outstanding shares entitled to vote at such meeting.

1.3 Notice of Meetings. Notice of the time, place, and purpose or purposes of each annual and/or special meeting of shareholders of the corporation shall be given in writing by the chairman of the board, the president, a vice president, the secretary or an assistant secretary (or in case of their failure or refusal to give such notice, by the person or persons entitled to call such meeting) to the shareholders of record entitled to vote at any such meeting. A written or printed copy of such notice shall be served upon or mailed to each shareholder of record entitled to vote at such meeting not more than sixty (60) days or less than ten (10) days before the day of such meeting. If mailed, such notice shall be addressed to each shareholder at his address as it appears upon the records of the corporation. The giving of notice of any meeting of shareholders, annual or special, may be waived in writing either before or after any such meeting is held, by a shareholder entitled to notice thereof. If any shares are transferred after notice of any such meeting has been given but before the holding of any such meeting, it shall not be necessary to serve notice upon the transferee of such shares. By attendance at any meeting, annual or special, either in person or by proxy, a shareholder shall be deemed to have waived notice thereof. If any meeting of shareholders is adjourned, whether or not to a time or place other than that specified in the notice of such meeting, no notice of any such adjourned meeting need be given other than by an announcement at the meeting at which such adjournment is taken.

1.4 Record Date. For any lawful purpose, including without limitation, the determination of the shareholders who are entitled to:

1. receive notice of or to vote at a meeting of shareholders;
2. receive payment of any dividend or distribution;
3. receive or exercise rights for purchase of, or subscription for, or exchange or conversion of, shares of other securities, subject to contract rights with respect thereto; or
4. participate in the execution of written consents, waivers, or releases;

the directors may fix a record date which shall not be a date earlier than the date on which the record date is fixed and, in the cases provided for in clauses (1), (2), and (3) above, shall not be more than sixty (60) days preceding the date of the meeting of shareholders, or the date fixed for the payment of any dividend or distribution, or the date fixed for the receipt or the exercise of rights, as the case may be. The record date for the purpose of the determination of the shareholders who are entitled to receive notice of or to vote at a meeting of shareholders shall continue to be the record date for all adjournments of such meeting, unless the board or the persons who shall have fixed the original record date shall, subject to the limitations set forth in this Section, fix another date; and in case a new record date is so fixed, notice thereof and of the date to which the meeting shall have been adjourned shall be given to shareholders of record as of such date in accordance with the same requirements as those applying to a meeting newly called. The directors may close the share transfer books against transfers of shares during the whole or any part of the period provided for in this Section, including the date of the meeting of shareholders and the period ending with the date, if any, to which adjourned.

1.5 Proxies. A person who is entitled to attend a shareholders meeting, to vote thereat or to execute consents, waivers, or releases, may be represented at such meeting or vote thereat, and execute consents, waivers, and releases, and exercise any of his other rights, by proxy or proxies appointed by a writing signed by such person.

A telegram or cablegram appearing to have been transmitted by such person, or a photographic, photocopy, or equivalent reproduction of a writing, appointing a proxy shall be a sufficient writing.

No appointment of a proxy shall be valid after the expiration of eleven months after it is made unless the writing specifies the date on which it is to expire or the length of time it is to continue in force.

Unless the writing appointing a proxy otherwise provides:

1. Each proxy shall have the power of substitution and, where three or more proxies are appointed, a majority of them or of their substitutes may appoint one or more substitutes to act for all;

2. If more than one proxy is appointed, then
   (a) with respect to voting or executing consents, waivers or releases, or objections to consents at a shareholders meeting, a majority of such proxies as attend the meeting, or if only one attends then that one, may exercise all the voting and consenting authority thereat; and if one or more attend and a majority do not agree on any particular issue,

each proxy so attending shall be entitled to exercise such authority with respect to an equal number of shares;

(b) with respect to exercising any other authority, a majority may act for all;

3. A writing appointing a proxy shall not be revoked by the death or incompetency of the maker unless, before the vote is taken or the authority granted is otherwise exercised, written notice of such death or incompetency is given to the bank by the executor or administrator of the estate of such maker or by the fiduciary having control of the shares in respect of which the proxy was appointed;

4. The presence at a meeting of the person appointing a proxy shall not revoke the appointment. Without affecting any vote previously taken, the person appointing a proxy may revoke the appointment not otherwise revoked, by giving notice to the bank in writing, or in open meeting;

1.6 Quorum. The holder of record of a majority of the issued and outstanding shares of the corporation entitled to vote at any meeting of shareholders, when present in person or by proxy at any such meeting, shall constitute a quorum for the transaction of any business to be considered and acted upon at any such meeting. The act of the holders of record of a majority of the issued and outstanding shares of the corporation present at any meeting and entitled to vote thereat, at which a quorum is present, shall be the act of the shareholders of the corporation unless otherwise provided by law or by these Regulations.

If the holders of such interest are not present, either in person or by proxy, at the time and place fixed, as herein provided, for any meeting, a majority in interest of those present may adjourn, from time to time and successively, without notice other than by announcement, at the meeting, until a quorum shall be in attendance. At any such adjourned meeting, any business may be transacted which might have been transacted had the meeting taken place at the time originally fixed.

1.7 Order of Business. The order of business shall, unless changed by a vote of a majority in interest of the shareholders present, be as follows:

1. Call to order.
2. Examination of proxies, ascertainment of shareholders represented and of their share holdings.
3. Submission of proofs that notice of the meeting was properly given (if applicable).
4. Reading and acting upon minutes of previous meeting.
5. President's report.
6. Presentation and discussion of financial reports.
7. Reports of committees.

8. Unfinished business.
9. Determination of directors to be elected for the ensuing year.
10. Election of directors.
11. New business.
12. Closing.

ARTICLE TWO - THE BOARD OF DIRECTORS

2.1 Number of Directors. The policy of this bank shall be determined, its affairs directed, and its corporate powers exercised by a board of directors consisting of not less than five (5) and not more than fifteen (15) members. The exact number of directors to serve during the ensuing year shall be determined by the shareholders at the annual meeting. In the absence of such determination, the number shall be the same as for the preceding year. Directors pursuant to Section 2.2 below shall be elected by the shareholders at the annual meeting, or any adjournment thereof, and shall hold office until their successors are elected and qualified.

2.2 Staggered Terms. Directors shall be elected during the first annual shareholders' meeting. The terms of Directors shall be staggered. The Board of Directors shall be divided into two (2) classes of directorships. There shall be an equal number of Directors in each class of directorship, excepting that, where the number of Directors renders such impossible, there shall be one more Director in Class One than is in Class Two. Directors in Class One shall be elected for an initial term of one (1) year. The Directors in Class Two shall be elected for an initial term of two (2) years. At each annual election following the initial election, the successors to the Directors of the class whose term expires in that year shall be elected for a term of two (2) years.

2.3 Qualifications. At least a majority of the directors of the corporation at any time in office shall be residents of the State of Ohio. All directors shall, within sixty (60) days after their election, take and subscribe in duplicate an oath affirming that they will diligently and honestly perform the duties of their office, that they will not knowingly violate or permit to be violated any of the provisions of Chapters 1101, 1103, 1105, 1107, 1109, 1111, 1115, 1117, 1119, 1121, 1123, 1125, or 1127 of the Ohio Revised Code or any federal banking law.

2.4 Compensation. Directors of the corporation shall receive a retainer for their services as such, said retainer to be set by resolution of the board. Upon resolution of the Board a fixed sum may also be paid for attendance at any meeting of the board, regular or special, provided that nothing herein contained shall be construed to preclude any director from serving the corporation in any other capacity and receiving compensation therefore. Members of either executive or special committees may be allowed such compensation as the board of directors may determine for attending committee meetings. Directors shall be paid in January that compensation which was earned in the preceding year. Any said compensation may be paid in Third Street Bancshares, Inc. stock, at the election of the

Director. If a Director so opts for his or her compensation to be paid in Third Street Bancshares, Inc. stock, he or she shall be given the amount of Third Street Bancshares stock, of which the total book value on January 1 of the year in which the compensation was earned is equal to the amount of total compensation earned by that Director for the given year. The book value means the book value for each share of the Third Street Bancshares, Inc. stock, determined by the Company's Chief Financial Officer per generally accepted accounting principles.

2.5 **Vacancies.** A resignation from the board of directors shall be deemed to take effect upon its receipt by the secretary, unless some other time is specified therein. In case of any vacancy in the board of directors through death, resignation, disqualification, or other cause deemed sufficient by the board, the remaining directors, though less than a majority of the authorized number of directors, may, by an affirmative vote of a majority then in office, except as hereinafter provided, elect a successor to hold office for the unexpired portion of the term of the director whose place shall be vacant and until the election and qualification of a successor.

2.6 **Organizational Meetings.** Immediately after each annual meeting of shareholders at which a board of directors shall have been elected, the newly elected board, if a quorum thereof be present, shall hold an organization meeting for the purpose of electing officers and transacting any other business which may properly come before such meeting. Any such organizational meeting shall be held at the same place the shareholders' meeting immediately preceding it was held, and notice thereof need not be given. If, for any reason, any such organization meeting is not held as hereinbefore provided, a special meeting of the board of directors shall be held for such purpose as soon thereafter as is practicable.

2.7 **Regular Meetings.** Regular meetings of the board of directors may be held at such time and places, within or outside of the State of Ohio, as the board of directors may, by resolution, from time to time fix or determine, provided, however, that such regular meeting shall be held at least once in each calendar month. The secretary shall mail a certified copy of each resolution fixing the time and place of regular meetings of the board to each director who was not present at the time the same was adopted, addressing such copy to each such absent director to the address as shown upon the books of the corporation, but no further notice of regular meetings need be given.

2.8 **Special Meetings.** Special meetings of the board of directors may be called at any time and from time to time by the chairman of the board, the president, a vice president, or any two members of the board. Any such meeting so called shall be held at the principal office of the corporation at such time as shall be designated by the person or persons calling such meetings.

2.9 **Notice of Special Meetings.** Notice of the time and place of each special meeting of the board of directors shall be given to each director by the secretary or an assistant secretary of the corporation, or by the person or persons calling such meeting. Such notice need not, unless required by law, state the purpose or purposes of the meeting, and it may be given in any manner or by any method and at such times as will give the director receiving the same a reasonable opportunity to attend the meeting. Any such notice shall, in all events, be deemed to have been properly and duly given if written or printed and if it is received at least forty-eight (48) hours prior to the time of the meeting by each director, at his address as shown upon the records of the corporation. The giving of notice of any such meeting shall be deemed to have been waived by any director who attends such meetings, and such notice may be waived in writing or by telegram by any director, either before or after such meeting.

2.10 Quorum. A majority of the directors shall constitute a quorum at any meeting, except when otherwise provided by law; but a lesser number may adjourn any meeting, from time to time, and the meeting may be held, as adjourned, without further notice.

ARTICLE THREE - COMMITTEES

3.1 Executive Committee. The board of directors shall appoint, at each organizational meeting, an executive committee of at least three (3) directors. Such appointments shall continue until the first meeting of the board of directors next elected, provided, however, the board of directors shall at all times have power to revoke any such appointment.

The executive committee shall meet as often as the board of directors requires, which shall be at least once each month. It shall approve or disapprove all loans and investments proposed to be made by the bank. Such loans and investments shall be made under such rules and regulations as the board of directors prescribes. The executive committee shall possess and may exercise, to the extent permitted by law, all the powers of the board of directors in the management and direction of the business and affairs of the bank except in cases in which the board of directors shall have delegated power to another committee.

3.2 Audit Committee. The board of directors shall appoint, at each organizational meeting, an examining/audit committee consisting of at least three (3) outside directors who are neither officers nor employees of the bank. Such appointments shall continue until the first meeting of the board of directors next elected, provided, however, the board of directors shall at all times have power to revoke any such appointment. Once each calendar year, the examining committee shall examine, or supervise the examination of the assets and liabilities of the bank and shall report to the board of directors the results of such examination. In making such examination and report, the committee may employ or retain a certified public accountant, independent of the bank personnel, to make such studies, reports and recommendations as the committee wishes and directs.

3.3 Other Committees. The board of directors may create such other committees as it may, at any time or from time to time, find necessary or desirable to facilitate and expedite the management and administration of the affairs of the corporation. The board of directors shall have power to specify the number of members of any such other committee, which shall be no less than three (3) directors; to designate the powers and duties of any such other committee; and to provide for the tenure in office of its members, its method of organization, and its procedure for the transaction of business.

ARTICLE FOUR - OFFICERS

4.1 Election and Appointment. The officers of this corporation shall be a chairman of the board, who shall be a director; a president, who shall be a director; one or more vice presidents, who may also be designated as senior or assistant vice presidents; a treasurer; and a secretary, who may or may not be directors. Said officers shall be chosen by the board of directors and shall hold office for one year and until their successors are elected and qualified. The board of directors shall have authority to appoint such other officers and agents of the corporation as it may from time to time determine.

Any two (2) or more offices may be held by the same person, but no officer shall execute, acknowledge, or verify any instrument in more than one capacity if such instrument is required by law or by the Articles or these Regulations to be executed, acknowledged, or verified by two (2) or more officers.

All endorsements, assignments, transfers, share powers, or other instruments of transfer of securities standing in the name of the corporation shall be executed for and in the name of the corporation by any two (2) of the following officers, to wit: the president or a vice president and the secretary, treasurer, or an assistant secretary; or by any person or persons thereunto authorized by the board of directors.

Any officer may by removed, with or without cause, by the directors without prejudice to the contract rights of such officer. The election or appointment of an officer for a given term, or a general provision in the Articles, these Regulations, or the By-Laws with respect to term of office, shall not be deemed to create contract rights.

In the case of the absence of any officer of the corporation or for any other reason which the board of directors may deem sufficient, the board of directors may delegate the powers or duties of such officers to any other officer or to any director, provided a majority of the whole board of directors concurs therein.

4.2 Duties.

A. Chairman of the Board. The chairman shall preside at meetings of the shareholders and of the board of directors. He or she shall exercise such other powers as are customarily possessed by a presiding officer.

B. President. The president shall perform duties as designated by the board of directors. The president shall have general supervision over the affairs of the corporation. He or she shall serve as an ex-officio member and chairman of the executive committee. He or she shall preside at all meetings of the shareholders and the board of directors in the absence of the chairman.

C. Senior Vice President. The senior vice president shall perform duties as designated by the board of directors. The senior vice president shall perform all duties of the president in his absence or inability to act. If, at a time when the president is absent or unable to act, there exist more than one senior vice president, the board of directors of the Corporation shall designate one of the individuals holding the position of senior vice president to perform the duties of the president.

D. Vice President. The vice president shall perform duties as designated by the board of directors. The vice president shall perform all duties of the senior vice president in his absence or in his inability to act. He or she shall also perform the duties of the president in his absence or inability to act of both the executive vice president and the president.

E. Assistant Vice President. The assistant vice president shall perform duties as designated by the board of directors. The assistant vice president shall perform all duties of the vice president in his absence or inability to act.

F. Treasurer and Chief Financial Officer. The treasurer and chief financial officer shall perform duties as designated by the board of directors. The treasurer and chief financial officer shall supervise and conduct the routine business of the corporation and shall have care and custody of its funds, securities and property subject to the supervision of the senior vice president and the president. He or she shall keep permanent records of the funds and property of the corporation. He or she shall have authority to receive all monies. The treasurer and chief financial officer shall pay out and disburse all monies under direction and control of the board of directors. The treasurer and chief financial officer shall deposit each day to the credit of the corporation all monies not required for the convenience of the corporation's business in such bank or banks or other depositories as the board of directors may from time to time direct. The treasurer and chief financial officer may have the title of cashier and shall perform the duties generally performed by a cashier.

G. Secretary. The secretary shall perform duties as designated by the board of directors. The secretary shall keep an accurate record of the acts and proceedings of the shareholders, directors, and committees in books provided for that purpose; he or she shall attest to the giving and serving of all notices of the corporation, he or she shall record all transfers of shares and cancel and preserve all certificates transferred and keep an alphabetical record of all shareholders showing the number of shares held by each; he or she shall have custody of the corporate seal, and when authorized by the board of directors, shall affix the seal to any instrument requiring same. He or she shall keep and preserve all proxies of the shareholders.

4.3 **Compensation.** The board of directors shall set the salaries of the president, and senior vice presidents. Salaries of other officers and personnel shall be set by the board of directors upon recommendations of the president.

ARTICLE FIVE - SHARES AND TRANSFERS

5.1 **Certificates.** each share holder of the bank shall be entitled to a certificate signed by the president and an authorized officer, which shall certify the number of shares held by him in the bank, but no certificate for shares shall be executed or delivered until such shares are fully paid. When such a certificate is countersigned by an incorporated transfer agent or registrar, the signature of any of said officers of the bank may be facsimile, engraved, stamped, or printed. When any officer of the bank whose manual or facsimile signature is affixed to such a certificate so countersigned ceases to be such officer before the certificate is delivered, such certificate nevertheless shall be effective in all respects when delivered.

Such certificates shall be in such form as shall be approved by the board of directors and shall contain such statements as are required by law.

5.2 **Transfers.** The shares may be transferred on the proper books of the corporation by the registered holders thereof or their legal representatives, by surrender of the certificates for cancellation and a written assignment of the shares. The board of directors may from time to time appoint such transfer agent or registrar of shares as it may deem advisable, and may define their powers and duties.

5.3 **Lost, Stolen, or Destroyed Certificates.** Any person claiming a share certificate to have been lost, destroyed, or stolen shall make an affidavit or affirmation of that fact and, if required by the board of directors, shall advertise the same in such manner as the board of directors may require, and shall give the bank a bond of indemnity in a form and with one or more sureties satisfactory to the board or anyone designated by the board with authority to act thereon, whereupon a new certificate may be executed and delivered of the same tenor and for the same number of shares as the one alleged to have been lost, destroyed, or stolen.

ARTICLE SIX - AMENDMENTS

This Code of Regulations may be amended or new regulations added by the shareholders at a meeting held for such purpose by the affirmative vote of the shareholders of record entitled to exercise a majority of the voting power of the bank on such proposal or, without a meeting, by the written consent of the shareholders of record entitled to exercise two0thirds (2/3) of the voting power of the bank on such proposal; provided, however, that if the regulations are to be amended or new regulations are proposed for adoption without a meeting of the shareholders, the secretary of the bank shall mail a copy of the proposed amendments or the new regulations to each shareholder who would be entitled to vote thereon on the date of mailing at least ten (10) days prior to the taking of such action without meeting and if the regulations are amended or new regulations are adopted without a meeting of the shareholders, the secretary of the bank shall mail a copy of the amendment or the new regulations to each shareholder who would have been entitled to vote thereon.

EXHIBIT NO. 3(a)(i)

INCORPORATED UNDER THE LAWS OF

OHIO



NUMBER 316

SHARES

CUSIP 884283 10 2

THIRD STREET BANCSHARES, INC.

MARIETTA, OHIO

This Certifies that ______________________________ is the registered holder of ______________________________ Shares

transferable only on the books of the Corporation by the holder hereof in person or by Attorney upon surrender of this Certificate properly endorsed.

IN WITNESS WHEREOF the said Corporation has caused this Certificate to be signed by its duly authorized officers and its Corporate Seal to be hereunto affixed this ______ day of ______ A.D. ______

______________________ SECRETARY

______________________ PRESIDENT


CERTIFICATE
FOR
SHARES
OF
ISSUED TO
DATED

For Value Received, ______ *hereby sell, assign and transfer unto* ____

____ *Shares represented by the within Certificate, and do hereby irrevocably constitute and appoint*

____ *Attorney to transfer the said Shares on the books of the within named Corporation with full power of substitution in the premises.*

Dated ____________________

In presence of

____

____

NOTICE. THE SIGNATURE OF THIS ASSIGNMENT MUST CORRESPOND WITH THE NAME AS WRITTEN UPON THE FACE OF THE CERTIFICATE, IN EVERY PARTICULAR, WITHOUT ALTERATION OR ENLARGEMENT OR ANY CHANGE WHATEVER.

000126

EXHIBIT NO. 3(b)(i)

LOAN AGREEMENT

THIS LOAN AGREEMENT ("Agreement"), Made and entered into on this the 28th day of November, 2001, by and between THIRD STREET BANCSHARES, INC., an Ohio corporation, (Borrower) and CITIZENS FIRST BANK, a West Virginia banking corporation, (Lender), who hereby agree as follows:

RECITALS:

Whereas, Third Street Bancshares, Inc. is an Ohio bank holding corporation; and

Whereas, Citizens First Bank is a West Virginia banking corporation; and

Whereas, Settlers Bank, Inc. (Settlers Bank herein) is an Ohio corporation and a subsidiary of Third Street Bancshares, Inc..

Section 1. COMMITMENT AND CONDITIONS:

1.1. Commitment. Subject to the terms and conditions of this Loan Agreement, Lender agrees to lend to the Borrower and the Borrower agrees to borrow from Lender an amount not to exceed the sum of Six Hundred Thousand Dollars ($600,000.00), commonly known as an "Indexed Line of Credit".

1.2. Conditions. Notwithstanding any other provision of this Loan Agreement, the loan ("Loan") need not be made if the conditions precedent to the making of the Loan specified in Section 7 have not been satisfied.

1.3. Origination Fee: No origination fee will be charged for this loan.

1.4. Purpose of Loan or Use of Proceeds.

The purpose of the loan is to open a line of credit not exceeding $600,000.00, and to pledge as collateral the stock of Settlers Bank, Inc., as defined herein, a subsidiary of the Borrower to secure this debt.

The note referred to herein shall be designated as a note in the original amount of $600,000.00 dated November 29, 2001.

Section 2. THE NOTE:

2.1. Note. The Loan shall be evidenced by a Credit Line Note ("Note"), a copy of which is attached hereto as Exhibit A, dated the date of the Loan, payable to the order of Lender in the original amount of the Loan. This Note shall not exceed the sum of $600,000.00 and shall be an Indexed Line of Credit.

This Indexed Line of Credit shall be a variable rate, indexed to the Settlers Bank "fed fund rate" together with 3% thereon.

The proceeds of the Indexed Line of Credit shall be used by Borrower solely for capital injection necessary for regulatory requirements for Settlers Bank, and shall continue for such time period as necessary to sell Treasury Stock of Settlers Bank, Inc. to retire this debt, not to exceed one year.

2.2. Terms. Principal and interest shall be payable as set forth in the Note as defined as follows:

(a) the interest on said loan is to be paid quarterly;

(b) the rate of interest shall be variable and shall be the Settlers Bank "fed fund" rate plus 3% thereon;

The length of the term of the note shall be for one year with no option of renewal.

2.3. Basis of computation of interest. The interest billing rate will be indexed at the Settlers Bank previous month's average "fed fund rate" plus 3% (300 basis points).

The billing rate so established on a given month shall take effect and accrue on the unpaid principal balance of the 1st calendar day of each month.

Section 3. PAYMENTS AND OFFSET:

3.1. Payments. All quarterly interest payments, including those made pursuant to principal or interest, shall be made by the Borrower to Lender in immediately available funds. All the payments shall be made to Lender at such office or location as defined in the Note, or otherwise provided to Borrower.

3.2. Offset. In addition to, and not in limitation of, all rights of offset that Lender or other holder of the Note may have under applicable law upon the occurrence of any Event of Default, Lender or other holder of the Note shall have the right to appropriate and apply to the payment of the Note any and all balances, credits, deposits, accounts, or moneys of the Borrower then or thereafter with Lender or other holder.

Section 4. COLLATERAL:

A security interest will be taken in the following collateral:

1. A first security interest pursuant to the Uniform Commercial Code in 165 shares of common stock of Settlers Bank.

2. It is represented the book value of said common stock is $775,491.75 as of the date of this agreement.

Section 5. WARRANTIES:

To induce Lender to make the Loan hereunder, the Borrower warrants to Lender that:

5.1. Organization. Third Street Bancshares, Inc. is a corporation duly existing and in good standing under the laws of the State of Ohio.

5.2. Authorization. The execution and delivery of this Agreement, all of the borrowing hereunder, the execution and delivery of the Note, the Security Agreement, and the performance by Third Street Bancshares, Inc. of its obligations under this Agreement, Note, and Security Agreement, are within the corporate powers of Third Street Bancshares, Inc., have been duly authorized and all necessary corporate action taken, have received all necessary governmental approvals, if any were required, and do not and will not contravene or conflict with any provision of law, the charter or bylaws of the Borrower, or any agreement binding upon the Borrower.

5.3. Validity. This Agreement is, and the Note and any Security Agreement when duly executed and delivered will be legal, valid, and binding obligations of Third Street Bancshares, Inc. enforceable against Third Street Bancshares, Inc. in accordance with their respective terms.

5.4. Litigation and contingent liabilities. No litigation, including, without limitation, derivative actions, arbitration proceedings, or governmental proceedings, are pending or threatened against the Borrower.

5.5. Indebtedness, leases, and liens. No requirement is made.

5.6. Subsidiaries. The Borrower has no Subsidiaries.

5.7. It is represented Borrower has no ERISA plan.

5.8. Investment Company Act. The Borrower is not an "investment company" or a company "controlled" by an "investment company" within the meaning of the Investment Company Act of 1940, as amended.

5.9. Licenses. Borrower represents and warrants to Lender that it has all required licenses, consents and orders of governmental, municipal and regulatory authorities.

5.10. Deed of Trust. The Borrower is not pledging real estate as collateral for this loan, and therefore a deed of trust will not be executed.

5.11. Security Agreement. The representations and warranties of Third Street Bancshares, Inc. contained in the Security Agreement are hereby confirmed and made, as if specifically included herein.

Section 6. BORROWER'S COVENANTS:

6.1. Reports, certificates, and other information. Until all obligations of the Borrower hereunder and under the Note are paid in full, the Borrower agrees that, unless at any time Lender shall otherwise expressly consent in writing, it will furnish to Lender:

a. Financial report. If required, within 90 days after each fiscal year of Third Street Bancshares, Inc., a copy of an annual financial statement of Third Street Bancshares, Inc. prepared in conformity with generally accepted accounting principles, duly certified by independent certified public accountants of recognized standing approved by Lender.

b. Interim reports. As required by Lender, within 45 days after each quarter, a copy of an unaudited financial statement of Third Street Bancshares, Inc. prepared in the same manner as the report referred to in Section 6.1.a., signed by a proper accounting officer of said corporation and consisting of at least a balance sheet as of the close of that month and profit and loss statement for that month and for the period from the beginning of that fiscal year to the close of that quarter.

c. Certificates. Contemporaneously with the furnishing of a copy of each annual financial statement and of each quarterly statement provided for in Section 6.1., a certificate dated the same date as the annual report or the quarterly statement and signed by the President, the chief financial officer, or the Treasurer of said corporation to the effect that no Event of Default or Unmatured Event of Default has occurred and is continuing, or, if there is any such event, describing it and the steps, if any, being taken to cure it, and containing, except in the case of the certificate dated the same date as the annual report, a computation showing compliance with each of the financial ratios and restrictions contained in this Section 6.

d. Reports to shareholders. No provision is made for this category.

e. Notice of default or litigation. Forthwith upon learning of the occurrence of an Event of Default or an Unmatured Event of Default or the institution of, or any adverse determination in, any litigation, arbitration proceeding, or governmental proceeding that is material to the Borrower, written notice thereof describing what had happened and the steps being taken by the Borrower with respect thereto.

f. Reportable Event. Forthwith upon learning of the occurrence or potential occurrence of a Reportable Event, written notice thereof.

g. Other information. From time to time such other information concerning the Borrower as Lender may reasonably request.

6.2. Other obligations. Until all obligations of the Borrower hereunder and under the Note are paid in full, the Borrower agrees that it will, unless at any time Lender shall otherwise expressly consent in writing:

a. Accounts. At this time Borrower will not be required to maintain any of its checking and other banking accounts at Lender.

b. Books, records, and inspections. Maintain complete and accurate books and records; permit access by Lender to the books and records of the Borrower; and permit Lender to inspect the properties and operations of the Borrower.

c. Insurance. No insurance is required for this loan.

d. Taxes and liabilities. Pay all taxes, assessments, and other liabilities when due, except as contested in good faith and by appropriate proceedings.

e. Securities. No provision is made for this category.

f. Stock transfer. It is represented herein that the Borrower is the owner of all of the common capital stock of Settlers Bank.

Borrower shall not permit the sale or transfer of any shares of its stock without first obtaining the written consent of Lender, which shall not be unreasonably withheld.

g. Stock power. There is no provision for this category.

h. Liens. Not create or permit any pledge, title retention lien, or other lien, encumbrance, or security interest with respect to any of the collateral securing the Note.

i. Other agreements. Not enter into any agreement containing any provision that would be violated or breached by the performance of its obligations hereunder or under any instrument or document delivered or to be delivered by it hereunder or in connection herewith.

Section 7. CONDITIONS OF LENDING:

7.1. Initial conditions. The obligation of Lender to make the Loan is, in addition to the conditions specified in Section 6.2., subject to the condition precedent that Lender shall have received all of the following documents, each duly executed and dated the same date as the Loan, in form and substance satisfactory to Lender:

a. Note. The Note of the Borrower payable to the order of Lender.

b. Security Agreement and Financing Statements as required to perfect a lien upon said stock.

c. Resolutions. Certified copies of resolutions of the Board of Directors of Third Street Bancshares, Inc. authorizing or ratifying the execution, delivery, and performance of this Agreement, the Note, any Security Agreement, and the other documents provided for in this Agreement.

d. Consents. Certified copies of all documents evidencing any necessary corporate action, consents, and governmental approvals, if any, with respect to this Agreement, the Note, and the Security Agreement.

e. Certificate. A certificate of the Secretary or an Assistant Secretary of Third Street Bancshares, Inc. certifying the names of the officer or officers of Third Street Bancshares, Inc. authorized to sign this Agreement, the Note, the Security Agreement, and other documents provided for in this Agreement, together with a sample of the true signature of each such officer.

f. Opinion of counsel. The opinion of the counsel for the Borrower, addressed to Lender, to the effect that (i) Third Street Bancshares, Inc. is a corporation duly existing and in good standing under the laws of the state of its respective incorporation; (ii) Third Street Bancshares, Inc. has full power to execute, deliver, and perform this Agreement, to borrow moneys, and to execute, deliver, and perform its obligations under the Note and the Security Agreement; (iii) the execution and delivery of this Agreement, the Note, and the Security Agreement, the borrowing hereunder, and the performance by Borrower. of its obligations under this Agreement, the Note and the Security Agreement have been duly authorized and all necessary corporate action taken, have received all necessary governmental approvals, and do not and will not contravene or conflict with any provision of law or of the charter or bylaws of Third Street Bancshares, Inc. or, to the knowledge of counsel, of any agreement binding upon the Borrower; and (iv) this Agreement is, and the Note and the Security Agreement when executed and delivered by the Borrower, will be, the legal, valid, and binding obligations of the Borrower, enforceable in accordance with their terms.

g. Title opinion. A title opinion is not required.

h. Guaranty. No personal guaranty is required.

i. Other. Such other documents as Lender may reasonably request.

j. Equity contribution and equity requirement. No requirement is made for this category.

7.2. Other Conditions. The obligation of Lender to make the Loan is subject to the following further conditions precedent:

a. Default and warranties. No Event of Default or Unmatured Event of Default (any event that, if it continues uncured, will, with lapse of time or notice or lapse of time and notice, constitute an Event of Default) has occurred and is continuing, and the warranties of Borrower contained in Section 5 are true and correct as of the date of the requested Loan, with the same effect as though made on the date of such Loan.

b. Litigation. No litigation, including, without limitation, derivative actions, arbitration proceedings, or governmental proceedings not disclosed in writing by the Borrower to Lender prior to the date of the execution and delivery of this Agreement is pending or known to be threatened against the Borrower. No material undisclosed development has occurred in any disclosed litigation, including, without limitation, derivative actions, arbitration proceedings, or governmental proceedings, that, in the opinion of Lender, is likely to materially and adversely affect the financial position or business of the Borrower or impair the ability of the Borrower to perform its obligations under this Agreement, the Note or the Security Agreement.

Section 8. EVENTS OF DEFAULT:

8.1. Events of Default. Each of the following shall constitute an Event of Default under this Agreement:

a. Nonpayment of Note. A default as defined in the note as to the payment when due of any principal or interest on the Note or any fees payable by the Borrower hereunder.

b. Bankruptcy or insolvency. The insolvency of the Borrower, an admission in writing of inability to pay debts as they mature, an adjudication of bankruptcy or insolvency, or a general assignment for the benefit of creditors; the application by the Borrower or its consent to or acquiescence in, the appointment of a trustee or receiver for the Borrower or any property thereof, or, in the absence of such application, consent, or acquiescence, the appointment of a trustee or receiver for the Borrower or for a substantial part of the property thereof who is not discharged within 30 days; or the institution by or against the Borrower of any bankruptcy, reorganization, debt arrangement, or other proceeding under any bankruptcy or insolvency law or any dissolution or liquidation proceeding, except the voluntary dissolution, not under any bankruptcy or insolvency law, which if instituted against the Borrower is consented to or acquiesced in by the Borrower or remains undismissed for 30 days.

c. Noncompliance with Agreement. Failure by the Borrower to comply with or perform any provision of this Agreement not constituting an Event of Default under any of the preceding provisions of this Section 8 and the continuation of this failure for 30 days after notice thereof to the Borrower from the Lender or the holder of the Note.

d. Security Agreement. The occurrence of an event of default under the Security Agreement.

e. Warranties. The making by the Borrower herein of any warranty that is breached or is false or misleading in any material respect, or the furnishing by the Borrower to Lender of any schedule, certificate, financial statement, report, notice, or other writing that is false or misleading in any material respect on the date as of which the facts therein set forth are stated or certified.

8.2. Effect of Event of Default. If any Event of Default described in Section 8.1. shall occur, the Loan, if it has not as yet terminated, shall immediately terminate and the Note shall become immediately due and payable, all without notice of any kind. In the case of any other Event of Default, the Lender may declare the Loan, if it has not as yet terminated, to be terminated and the Note to be due and payable, whereupon the Loan, if it has not as yet terminated, shall immediately terminate and the Note shall become immediately due and payable, all without notice of any kind. Lender shall promptly advise the Borrower of any such declaration, but failure to do so shall not impair the effect of the declaration.

8.3. Possession of Security in the Event of Default. If any Event of Default described herein shall occur, Lender shall have the absolute right to take possession of said security, after fifteen days' written notice to Borrower, or to take any legal proceeding of any nature whatsoever, and Borrower shall forthwith peacefully deliver possession of said security to Lender upon demand therefor.

Section 9. GENERAL:

9.1. Waiver and amendments. No delay on the part of Lender or the holder of the Note in the exercise of any right, power, or remedy shall operate as a waiver thereof, nor shall any single or partial exercise by either of them of any right, power, or remedy preclude other or further exercise thereof or the exercise of any other right, power, or remedy. No amendment, modification, or waiver of, or consent with respect to, any provision of this Agreement or the Note shall be effective unless it shall be in writing and signed and delivered by Lender or the holder of the Note.

9.2. Notices. Any notice hereunder to the Borrower, Lender, or other holder shall be in writing and, if by telegram or telex, shall be deemed to have been given when sent, and if mailed, shall be deemed to have been given three days after the date sent by registered or certified mail, postage prepaid, and addressed to the Borrower, Lender, or other holder at its address shown below its signature hereto or at such other address as it may have designated by written notice received by the other parties of this Agreement as its address for this purpose.

9.3. Computations. When the character or amount of any asset, liability, or item of income or expense is to be determined or any calculation or other accounting computation is to be made for the purpose of this Agreement, that determination or calculation, to the extent applicable and except as otherwise specified in this Agreement, shall be made in accordance with generally accepted accounting principles applied on a basis consistent with those in effect at the time.

9.4. Transfer of Note. In the event that the holder of the Note, including Lender, shall transfer it, the holder shall immediately advise the Borrower of the transfer. Each transferee of the Note shall take the Note subject to the provisions of this Agreement and to any request made, waiver or consent given, or other action taken hereunder prior to the receipt by the Borrower of written notice of the transfer by the previous holder of the Note. Except as expressly otherwise provided in the notice, the Borrower shall be entitled to conclusively assume that the transferee named in the notice shall thereafter be vested with all the rights and powers under this Agreement of Lender named as the payee of the Note.

9.5. Investment. The Lender represents that its present intention is to acquire the Note for its own account for the purpose of investment and not with a view to the distribution or sale thereof, subject, nevertheless, to the necessity that the Lender remain in control at all times of the disposition of property held by it for its own account; it being understood that the foregoing representation shall not affect the character of the Loan as a commercial lending transaction.

9.6. Costs, expenses, and taxes. The Borrower agrees to pay on demand all out-of-pocket costs and expenses of Lender, including the reasonable fees and out-of-pocket expenses of counsel for the Lender and of local counsel, if any, who may be retained by Lender's counsel, in connection with the preparation, execution, delivery, and administration of this Agreement, the Note and all other instruments or documents provided for herein or delivered or to be delivered hereunder or in connection herewith, and all out-of-pocket costs and expenses, including reasonable attorneys' fees and legal expenses, incurred by Lender in connection with the enforcement of this Agreement, the Note, any other instruments or documents, or any collateral security. In addition, the Borrower agrees to pay, and to save Lender harmless from all liability for, any stamp or other taxes that may be payable in connection with the execution or delivery of this Agreement, the borrowing hereunder, or the issuance of the Note or of any other instruments or documents provided for herein or delivered or to be delivered hereunder or in connection herewith. All obligations provided for in this Section 9.7. shall survive any termination of this Agreement.

9.7. Captions. Section captions used in this Agreement are for convenience only and shall not affect the construction of this Agreement.

9.8. Governing law. This Agreement and the Note are contracts made under and governed by the laws of the State of West Virginia. All obligations of the Borrower and the rights of the Lender and any other holder of the Note stated herein or in the Note shall be in addition to, and not in limitation of, those provided by applicable law.

9.9. Successors and assigns. This Agreement shall be binding upon the Borrower, Lender, and their respective successors and assigns, and shall inure to the benefit of the Borrower, Lender and the successors and assigns of Lender.

9.10. Resolution of disputes. Any disputes of any nature whatsoever arising hereunder shall be resolved in the Circuit Court of Jackson County, West Virginia, by trial without jury.

9.11. Release. Upon payment in full of the Loan, Borrower is automatically and forever released from any claims, liabilities or obligations in connection with the Loan.

WITNESS the following signatures.

THIRD STREET BANCSHARES, INC.

BY: JAMES A. MEAGLE, JR.
ITS: PRESIDENT

CITIZENS FIRST BANK

BY: THOMAS M. LOOKABAUGH
ITS: PRESIDENT

STATE OF ____________________,

COUNTY OF ________, to-wit:

I, ______________________, a Notary Public in and for the County and State aforesaid, do hereby certify that James A. Meagle, Jr., President, of Third Street Bancshares, Inc., a corporation, who is personally known to me to be the same person whose name is subscribed to the foregoing instrument as such President, appeared before me this day in person and acknowledged that he signed and delivered the said instrument as the free and voluntary act as such President and as the free and voluntary act of said corporation, for the uses and purposes therein set forth.

The foregoing instrument was acknowledged before me this the ____ day of November, 2001.

(Affix Notary Seal)

____
NOTARY PUBLIC

My commission expires: ________________________________.

STATE OF WEST VIRGINIA,

COUNTY OF JACKSON, to-wit:

The foregoing instrument was acknowledged before me this the ____ day of November, 2001, by Thomas M. Lookabaugh, the President, of Citizens First Bank, to be the act and deed of said Bank.

____
NOTARY PUBLIC

My commission expires: ______________________________.

d:citizens:agree

THIRD STREET BANCSHARES, INC P. O. BOX 755 MARIETTA, OH 45750 **BORROWER'S NAME AND ADDRESS** "I" includes each borrower above, joint and severally.	CITIZENS FIRST BANK 601 WASHINGTON STREET P.O. BOX 626 RAVENSWOOD, WV 26164 **LENDER'S NAME AND ADDRESS** "You" means the lender, its successors and assigns.	Loan Number 018000679 Date 11-30-2001 Maturity Date 11-30-2002 Loan Amount $ 600,000.00 Renewal Of

or value received, I promise to pay to you, or your order, at your address listed above the **PRINCIPAL** sum of SIX HUNDRED THOUSAND AND NO/100 Dollars $ 600,000.00

☐ **Single Advance:** I will receive all of this principal sum on ______. No additional advances are contemplated under this note.

☒ **Multiple Advance:** The principal sum shown above is the maximum amount of principal I can borrow under this note. On 11-30-2001 I will receive the amount of $500,000.00 and future principal advances are contemplated.

Conditions: The conditions for future advances are UPON CUSTOMER REQUEST AND OFFICER APPROVAL, PROVIDING ALL PAYMENTS AND REQUESTED INFORMATION ARE CURRENT

☒ **Open End Credit:** You and I agree that I may borrow up to the maximum amount of principal more than one time. This feature is subject to all other conditions and expires on 11-30-2002.

☐ **Closed End Credit:** You and I agree that I may borrow up to the maximum only one time (and subject to all other conditions).

NTEREST: I agree to pay interest on the outstanding principal balance from 11-30-2001 at the rate of 5.500 % per year until 01-01-2002.

☒ **Variable Rate:** This rate may then change as stated below.

☒ **Index Rate:** The future rate will be 3.000 PERCENT ABOVE the following index rate: THE MONTHLY AVERAGE YIELD OF THE SETTLERS BANK "FED FUND RATE". THE RESULT OF THIS CALCULATION WILL BE ROUNDED TO THE NEAREST 0.125

☐ **No Index:** The future rate will not be subject to any internal or external index. It will be entirely in your control.

☒ **Frequency and Timing:** The rate on this note may change as often as EVERY MONTH BEGINNING 01-01-2002.

A change in the interest rate will take effect ON THE FIRST DAY OF THE FOLLOWING MONTH.

☐ **Limitations:** During the term of this loan, the applicable annual interest rate will not be more than ______% or less than ______%. The rate may not change more than ______% each ______.

Effect of Variable Rate: A change in the interest rate will have the following effect on the payments:

☒ The amount of each scheduled payment will change. ☒ The amount of the final payment will change.

☐ ______.

CCRUAL METHOD: Interest will be calculated on a ACTUAL/365 basis.

OST MATURITY RATE: I agree to pay interest on the unpaid balance of this note owing after maturity, and until paid in full, as stated below:

☒ on the same fixed or variable rate basis in effect before maturity (as indicated above).

☐ at a rate equal to ______.

☒ **LATE CHARGE:** If a payment is made more than 10 days after it is due, I agree to pay a late charge of 5.000% OF THE LATE AMOUNT WITH A MIN OF $5.00 AND A MAX OF $100.00.

☐ **ADDITIONAL CHARGES:** In addition to interest, I agree to pay the following charges which ☐ are ☐ are not included in the principal amount above: ______.

AYMENTS: I agree to pay this note as follows:

UARTERLY PAYMENTS OF ACCRUED INTEREST CALCULATED ON THE AMOUNT OF CREDIT OUTSTANDING BEGINNING ON 02-28-2002 AND PRINCIPAL DUE ON 11-30-2002.

DDITIONAL TERMS:

EE "LOAN AGREEMENT"

☒ **SECURITY:** This note is separately secured by (describe separate document by type and date):

SECURITY AGREEMENT AND STOCK ASSIGNMENT DATED 11/30/2001 IN THE NAME OF THIRD STREET BANCSHARES, INC.

(This section is for your internal use. Failure to list a separate security document does not mean the agreement will not secure this note.)

PURPOSE: The purpose of this loan is LINE OF CREDIT

SIGNATURES: I AGREE TO THE TERMS OF THIS NOTE (INCLUDING THOSE ON PAGE 2). I have received a copy on today's date.

THIRD STREET BANCSHARES, INC

Signature for Lender

JAMES A. MEAGLE, JR., PRESIDENT & CEO

TOM LOOKABAUGH, PRESIDENT

INIVERSAL NOTE

GENERAL PROVISIONS. Each Debtor's obligations under this Agreement are independent of the obligations of any other Debtor. Secured Party may sue each Debtor individually or together with any other Debtor. Secured Party may release any part of the Property and Debtor will remain obligated under this Agreement. The duties and benefits of this Agreement will bind the successors and assigns of Debtor and Secured Party. No modification of this Agreement is effective unless made in writing and signed by Debtor and Secured Party. Whenever used, the plural includes the singular and the singular includes the plural. Time is of the essence.

APPLICABLE LAW. This Agreement is governed by the laws of the state in which Secured Party is located. In the event of a dispute, the exclusive forum, venue, and place of jurisdiction will be the state in which Secured Party is located, unless otherwise required by law. If any provision of this Agreement is unenforceable by law, the unenforceable provision will be severed and the remaining provisions will still be enforceable.

NAME AND LOCATION. Debtor's name indicated on page 1 is Debtor's exact legal name. If Debtor is an individual, Debtor's address is Debtor's principal residence. If Debtor is not an individual, Debtor's address is the location of Debtor's chief executive offices or sole place of business. If Debtor is an entity organized and registered under state law, Debtor has provided Debtor's state of registration on page 1. Debtor will provide verification of registration and location upon Secured Party's request. Debtor will provide Secured Party with at least 30 days notice prior to any change in Debtor's name, address, or state of organization or registration.

WARRANTIES AND REPRESENTATIONS. Debtor has the right, authority, and power to enter into this Agreement. The execution and delivery of this Agreement will not violate any agreement governing Debtor or Debtor's property, or to which Debtor is a party. Debtor makes the following warranties and representations which continue as long as this Agreement is in effect:

(1) Debtor is duly organized and validly existing in all jurisdictions in which Debtor does business;
(2) the execution and performance of the terms of this Agreement have been duly authorized, have received all necessary governmental approval, and will not violate any provision of law or order;
(3) other than previously disclosed to Secured Party, Debtor has not changed Debtor's name or principal place of business within the last 10 years and has not used any other trade or fictitious name; and
(4) Debtor does not and will not use any other name without Secured Party's prior written consent.

Debtor owns all of the Property, and Secured Party's claim to the Property is ahead of the claims of any other creditor, except as otherwise agreed and disclosed to Secured Party prior to any advance on the Secured Debts. The Property has not been used for any purpose that would violate any laws or subject the Property to forfeiture or seizure.

DUTIES TOWARD PROPERTY. Debtor will protect the Property and Secured Party's interest against any competing claim. Except as otherwise agreed, Debtor will keep the Property in Debtor's possession at the address indicated on page 1 of this Agreement. Debtor will keep the Property in good repair and use the Property only for purposes specified on page 1. Debtor will not use the Property in violation of any law and will pay all taxes and assessments levied or assessed against the Property. Secured Party has the right of reasonable access to inspect the Property, including the right to require Debtor to assemble and make the Property available to Secured Party. Debtor will immediately notify Secured Party of any loss or damage to the Property. Debtor will prepare and keep books, records, and accounts about the Property and Debtor's business, to which Debtor will allow Secured Party reasonable access.

Debtor will not sell, offer to sell, license, lease, or otherwise transfer or encumber the Property without Secured Party's prior written consent. Any disposition of the Property will violate Secured Party's rights, unless the Property is inventory sold in the ordinary course of business at fair market value. If the Property includes chattel paper or instruments, either as original collateral or as proceeds of the Property, Debtor will record Secured Party's interest on the face of the chattel paper or instruments.

If the Property includes accounts, Debtor will not settle any account for less than the full value, dispose of the accounts by assignment, or make any material change in the terms of any account without Secured Party's prior written consent. Debtor will collect all accounts in the ordinary course of business, unless otherwise required by Secured Party. Debtor will keep the proceeds of the accounts, and any goods returned to Debtor, in trust for Secured Party and will not commingle the proceeds or returned goods with any of Debtor's other property. Secured Party has the right to require Debtor to pay Secured Party the full price on any returned items. Secured Party may require account debtors to make payments under the accounts directly to Secured Party. Debtor will deliver the accounts to Secured Party at Secured Party's request. Debtor will give Secured Party all statements, reports, certificates, lists of account debtors (showing names, addresses, and amounts owing), invoices applicable to each account, and any other data pertaining to the accounts as Secured Party requests.

If the Property includes farm products, Debtor will provide Secured Party with a list of the buyers, commission merchants, and selling agents to or through whom Debtor may sell the farm products. Debtor authorizes Secured Party to notify any additional parties regarding Secured Party's interest in the Debtor's farm products, unless prohibited by law. Debtor agrees to plant, cultivate, and harvest crops in due season. Debtor will not use any loan proceeds for a purpose that will contribute to excessive erosion of highly erodible land or to the conversion of wetlands to produce an agricultural commodity, as explained by federal law.

If Debtor pledges the Property to Secured Party (delivers the Property into the possession or control of Secured Party or a designated third party), Debtor will, upon receipt, deliver any proceeds and products of the Property to Secured Party. Debtor will provide Secured Party with any notices, documents, financial statements, reports, and other information relating to the Property Debtor receives as the owner of the Property.

PERFECTION OF SECURITY INTEREST. Debtor authorizes Secured Party to file a financing statement covering the Property. Debtor will comply with, facilitate, and otherwise assist Secured Party in connection with obtaining possession or control over the Property for purposes of perfecting Secured Party's interest under the Uniform Commercial Code.

INSURANCE. Debtor agrees to keep the Property insured against the risks reasonably associated with the Property until the Property is released from this Agreement. Debtor will maintain this insurance in the amounts Secured Party requires. Debtor may choose the insurance company, subject to Secured Party's approval, which will not be unreasonably withheld. Debtor will have the insurance provider name Secured Party as loss payee on the insurance policy. Debtor will give Secured Party and the insurance provider immediate notice of any loss. Secured Party may apply the insurance proceeds toward the Secured Debts. Secured Party may require additional security as a condition of permitting any insurance proceeds to be used to repair or replace the Property. If Secured Party acquires the Property in damaged condition, Debtor's rights to any insurance policies and proceeds will pass to Secured Party to the extent of the Secured Debts. Debtor will immediately notify Secured Party of the cancellation or termination of insurance. If Debtor fails to keep the Property insured, or fails to provide Secured Party with proof of insurance, Secured Party may obtain insurance to protect Secured Party's interest in the Property. The insurance may include coverages not originally required of Debtor, may be written by a company other than one Debtor would choose, and may be written at a higher rate than Debtor could obtain if Debtor purchased the insurance.

AUTHORITY TO PERFORM. Debtor authorizes Secured Party to do anything Secured Party deems reasonably necessary to protect the Property and Secured Party's interest in the Property. If Debtor fails to perform any of Debtor's duties under this Agreement, Secured Party is authorized, without notice to Debtor, to perform the duties or cause them to be performed. These authorizations include, but are not limited to, permission to pay for the repair, maintenance, and preservation of the Property and take any action to realize the value of the Property. Secured Party's authority to perform for Debtor does not create an obligation to perform, and Secured Party's failure to perform will not preclude Secured Party from exercising any other rights under the law or this Agreement.

If Secured Party performs for Debtor, Secured Party will use reasonable care. Reasonable care will not include any steps necessary to preserve rights against prior parties or any duty to take action in connection with the management of the Property.

If Secured Party comes into possession of the Property, Secured Party will preserve and protect the Property to the extent required by law. Secured Party's duty of care with respect to the Property will be satisfied if Secured Party exercises reasonable care in the safekeeping of the Property or in the selection of a third party in possession of the Property.

Secured Party may enforce the obligations of an account debtor or other person obligated on the Property. Secured Party may exercise Debtor's rights with respect to the account debtor's or other person's obligations to make payment or otherwise render performance to Debtor, and enforce any security interest that secures such obligations.

PURCHASE MONEY SECURITY INTEREST. If the Property includes items purchased with the Secured Debts, the Property purchased with the Secured Debts will remain subject to Secured Party's security interest until the Secured Debts are paid in full. Payments on any non-purchase money loan also secured by this Agreement will not be applied to the purchase money loan. Payments on the purchase money loan will be applied first to the non-purchase money portion of the loan, if any, and then to the purchase money portion in the order in which the purchase money Property was acquired. If the purchase money Property was acquired at the same time, payments will be applied in the order Secured Party selects. No security interest will be terminated by application of this formula.

DEFAULT. Debtor will be in default if:

(1) Debtor (or Borrower, if not the same) fails to make a payment in full when due;
(2) Debtor fails to perform any condition or keep any covenant on this or any debt or agreement Debtor has with Secured Party;
(3) a default occurs under the terms of any instrument or agreement evidencing or pertaining to the Secured Debts;
(4) anything else happens that either causes Secured Party to reasonably believe that Secured Party will have difficulty in collecting the Secured Debts or significantly impairs the value of the Property.

REMEDIES. After Debtor defaults, and after Secured Party gives any legally required notice and opportunity to cure the default, Secured Party may at Secured Party's option do any one or more of the following:

(1) make all or any part of the Secured Debts immediately due and accrue interest at the highest post-maturity interest rate;
(2) require Debtor to gather the Property and make it available to Secured Party in a reasonable fashion;
(3) enter upon Debtor's premises and take possession of all or any part of Debtor's property for purposes of preserving the Property or its value and use and operate Debtor's property to protect Secured Party's interest, all without payment or compensation to Debtor;
(4) use any remedy allowed by state or federal law, or provided in any agreement evidencing or pertaining to the Secured Debts.

If Secured Party repossesses the Property or enforces the obligations of an account debtor, Secured Party may keep or dispose of the Property as provided by law. Secured Party will apply the proceeds of any collection or disposition first to Secured Party's expenses of enforcement, which includes reasonable attorneys' fees and legal expenses to the extent not prohibited by law, and then to the Secured Debts. Debtor (or Borrower, if not the same) will be liable for the deficiency, if any.

By choosing any one or more of these remedies, Secured Party does not give up the right to use any other remedy. Secured Party does not waive a default by not using a remedy.

WAIVER. Debtor waives all claims for damages caused by Secured Party's acts or omissions where Secured Party acts in good faith.

NOTICE AND ADDITIONAL DOCUMENTS. Where notice is required, Debtor agrees that 10 days prior written notice will be reasonable notice to Debtor under the Uniform Commercial Code. Notice to one party is notice to all parties. Debtor agrees to sign, deliver, and file any additional documents and certifications Secured Party considers necessary to perfect, continue, or preserve Debtor's obligations under this Agreement and to confirm Secured Party's lien status on the Property.

DEBTOR NAME AND ADDRESS	SECURED PARTY NAME AND ADDRESS
THIRD STREET BANCSHARES, INC P. O. BOX 755 MARIETTA, OH 45750 31-1600436	CITIZENS FIRST BANK 601 WASHINGTON STREET P.O. BOX 626 RAVENSWOOD, WV 26164 55-0779888

Type: ☐ individual ☐ partnership ☒ corporation ☐ ____________

State of organization/registration (if applicable) OH

☐ If checked, refer to addendum for additional debtors and signatures.

COMMERCIAL SECURITY AGREEMENT

'he date of this Commercial Security Agreement (Agreement) is 11-30-2001.

'ECURED DEBTS. This Agreement will secure all sums advanced by Secured Party under the terms of this Agreement and the payment and performance of the following described Secured Debts that (check one) ☒ Debtor ☐ ____________ (Borrower) owes to Secured Party:

☒ **Specific Debts.** The following debts and all extensions, renewals, refinancings, modifications, and replacements (describe):

LINE OF CREDIT IN THE NAME OF THIRD STREET BANCSHARES, INC. DATED 11/30/2001 IN THE AMOUNT OF $600,000.00 AND A MATURITY DATE OF 11/30/2002

☐ **All Debts.** All present and future debts, even if this Agreement is not referenced, the debts are also secured by other collateral, or the future debt is unrelated to or of a different type than the current debt. Nothing in this Agreement is a commitment to make future loans or advances.

·ECURITY INTEREST. To secure the payment and performance of the Secured Debts, Debtor gives Secured Party a security interest in all of the Property described in this Agreement that Debtor owns or has sufficient rights in which to transfer an interest, now or in the future, wherever the Property is or will be located, and all proceeds and products of the Property. "Property" includes all parts, accessories, repairs, replacements, improvements, and accessions to the Property; any original evidence of title or ownership; and all obligations that support the payment or performance of the Property. "Proceeds" includes anything acquired upon the sale, lease, license, exchange, or other disposition of the Property; any rights and claims arising from the Property; and any collections and distributions on account of the Property. This Agreement remains in effect until terminated in writing, even if the Secured Debts are paid and Secured Party is no longer obligated to advance funds to Debtor or Borrower.

'ROPERTY DESCRIPTION. The Property is described as follows:

☐ **Accounts and Other Rights to Payment:** All rights to payment, whether or not earned by performance, including, but not limited to, payment for property or services sold, leased, rented, licensed, or assigned. This includes any rights and interests (including all liens) which Debtor may have by law or agreement against any account debtor or obligor of Debtor.

☐ **Inventory:** All inventory held for ultimate sale or lease, or which has been or will be supplied under contracts of service, or which are raw materials, work in process, or materials used or consumed in Debtor's business.

☐ **Equipment:** All equipment including, but not limited to, machinery, vehicles, furniture, fixtures, manufacturing equipment, farm machinery and equipment, shop equipment, office and record keeping equipment, parts, and tools. The Property includes any equipment described in a list or schedule Debtor gives to Secured Party, but such a list is not necessary to create a valid security interest in all of Debtor's equipment.

☐ **Instruments and Chattel Paper:** All instruments, including negotiable instruments and promissory notes and any other writings or records that evidence the right to payment of a monetary obligation, and tangible and electronic chattel paper.

☐ **General Intangibles:** All general intangibles including, but not limited to, tax refunds, patents and applications for patents, copyrights, trademarks, trade secrets, goodwill, trade names, customer lists, permits and franchises, payment intangibles, computer programs and all supporting information provided in connection with a transaction relating to computer programs, and the right to use Debtor's name.

☐ **Documents:** All documents of title including, but not limited to, bills of lading, dock warrants and receipts, and warehouse receipts.

☐ **Farm Products and Supplies:** All farm products including, but not limited to, all poultry and livestock and their young, along with their produce, products, and replacements; all crops, annual or perennial, and all products of the crops; and all feed, seed, fertilizer, medicines, and other supplies used or produced in Debtor's farming operations.

☐ **Government Payments and Programs:** All payments, accounts, general intangibles, and benefits including, but not limited to, payments in kind, deficiency payments, letters of entitlement, warehouse receipts, storage payments, emergency assistance and diversion payments, production flexibility contracts, and conservation reserve payments under any preexisting, current, or future federal or state government program.

☐ **Investment Property:** All investment property including, but not limited to, certificated securities, uncertificated securities, securities entitlements, securities accounts, commodity contracts, commodity accounts, and financial assets.

☐ **Deposit Accounts:** All deposit accounts including, but not limited to, demand, time, savings, passbook, and similar accounts.

☒ **Specific Property Description:** The Property includes, but is not limited by, the following (if required, provide real estate description):

165 SHARES OF THIRD STREET BANCSHARES, INC. STOCK, CERTIFICATE #2

SE OF PROPERTY. The Property will be used for ☐ personal ☒ business ☐ agricultural ☐ ____________ purposes.

SIGNATURES. Debtor agrees to the terms on pages 1 and 2 of this Agreement and acknowledges receipt of a copy of this Agreement.

DEBTOR	SECURED PARTY
THIRD STREET BANCSHARES, INC	CITIZENS FIRST BANK
____________	____________
JAMES A. MEAGLE, JR. PRESIDENT & CEO	TOM LOOKABAUGH PRESIDENT
____________	

000141

DEFINITIONS: As used on page 1, "☒" means the terms that apply to this loan. "I," "me" or "my" means each Borrower who signs this note and each other person or legal entity (including guarantors, endorsers, and sureties) who agrees to pay this note (together referred to as "us"). "You" or "your" means the Lender and its successors and assigns.

APPLICABLE LAW: The law of the state in which you are located will govern this note. Any term of this note which is contrary to applicable law will not be effective, unless the law permits you and me to agree to such a variation. If any provision of this agreement cannot be enforced according to its terms, this fact will not affect the enforceability of the remainder of this agreement. No modification of this agreement may be made without your express written consent. Time is of the essence in this agreement.

PAYMENTS: Each payment I make on this note will first reduce the amount I owe you for charges which are neither interest nor principal. The remainder of each payment will then reduce accrued unpaid interest, and then unpaid principal. If you and I agree to a different application of payments, we will describe our agreement on this note. I may prepay a part of, or the entire balance of this loan without penalty, unless we specify to the contrary on this note. Any partial prepayment will not excuse or reduce any later scheduled payment until this note is paid in full (unless, when I make the prepayment, you and I agree in writing to the contrary).

INTEREST: Interest accrues on the principal remaining unpaid from time to time, until paid in full. If I receive the principal in more than one advance, each advance will start to earn interest only when I receive the advance. The interest rate in effect on this note at any given time will apply to the entire principal advanced at that time. Notwithstanding anything to the contrary, I do not agree to pay and you do not intend to charge any rate of interest that is higher than the maximum rate of interest you could charge under applicable law for the extension of credit that is agreed to here (either before or after maturity). If any notice of interest accrual is sent and is in error, we mutually agree to correct it, and if you actually collect more interest than allowed by law and this agreement, you agree to refund it to me.

INDEX RATE: The index will serve only as a device for setting the rate on this note. You do not guarantee by selecting this index, or the margin, that the rate on this note will be the same rate you charge on any other loans or class of loans to me or other borrowers.

ACCRUAL METHOD: The amount of interest that I will pay on this loan will be calculated using the interest rate and accrual method stated on page 1 of this note. For the purpose of interest calculation, the accrual method will determine the number of days in a "year." If no accrual method is stated, then you may use any reasonable accrual method for calculating interest.

POST MATURITY RATE: For purposes of deciding when the "Post Maturity Rate" (shown on page 1) applies, the term "maturity" means the date of the last scheduled payment indicated on page 1 of this note or the date you accelerate payment on the note, whichever is earlier.

SINGLE ADVANCE LOANS: If this is a single advance loan, you and I expect that you will make only one advance of principal. However, you may add other amounts to the principal if you make any payments described in the "PAYMENTS BY LENDER" paragraph below.

MULTIPLE ADVANCE LOANS: If this is a multiple advance loan, you and I expect that you will make more than one advance of principal. If this is closed end credit, repaying a part of the principal will not entitle me to additional credit.

PAYMENTS BY LENDER: If you are authorized to pay, on my behalf, charges I am obligated to pay (such as property insurance premiums), then you may treat those payments made by you as advances and add them to the unpaid principal under this note, or you may demand immediate payment of the charges.

SET-OFF: I agree that you may set off any amount due and payable under this note against any right I have to receive money from you.

"Right to receive money from you" means:

(1) any deposit account balance I have with you;

(2) any money owed to me on an item presented to you or in your possession for collection or exchange; and

(3) any repurchase agreement or other nondeposit obligation.

"Any amount due and payable under this note" means the total amount of which you are entitled to demand payment under the terms of this note at the time you set off. This total includes any balance the due date for which you properly accelerate under this note.

If my right to receive money from you is also owned by someone who has not agreed to pay this note, your right of set-off will apply to my interest in the obligation and to any other amounts I could withdraw on my sole request or endorsement. Your right of set-off does not apply to an account or other obligation where my rights are only as a representative. It also does not apply to any Individual Retirement Account or other tax-deferred retirement account.

You will not be liable for the dishonor of any check when the dishonor occurs because you set off this debt against any of my accounts. I agree to hold you harmless from any such claims arising as a result of your exercise of your right of set-off.

REAL ESTATE OR RESIDENCE SECURITY: If this note is secured by real estate or a residence that is personal property, the existence of a default and your remedies for such a default will be determined by applicable law, by the terms of any separate instrument creating the security interest and, to the extent not prohibited by law and not contrary to the terms of the separate security instrument, by the "Default" and "Remedies" paragraphs herein.

DEFAULT: I will be in default if any one or more of the following occur: (1) I fail to make a payment on time or in the amount due; (2) I fail to keep the property insured, if required; (3) I fail to pay, or keep any promise, on any debt or agreement I have with you; (4) any other creditor of mine attempts to collect any debt I owe him through court proceedings; (5) I die, am declared incompetent, make an assignment for the benefit of creditors, or become insolvent (either because my liabilities exceed my assets or I am unable to pay my debts as they become due); (6) I make any written statement or provide any financial information that is untrue or inaccurate at the time it was provided; (7) I do or fail to do something which causes you to believe that you will have difficulty collecting the amount I owe you; (8) any collateral securing this note is used in a manner or for a purpose which threatens confiscation by a legal authority; (9) I change my name or assume an additional name without first notifying you before making such a change; (10) I fail to plant, cultivate and harvest crops in due season if I am a producer of crops; (11) any loan proceeds are used for a purpose that will contribute to excessive erosion of highly erodible land or to the conversion of wetlands to produce an agricultural commodity, as further explained in 7 C.F.R. Part 1940, Subpart G, Exhibit M.

REMEDIES: If I am in default on this note you have, but are not limited to, the following remedies:

(1) You may demand immediate payment of all I owe you under this note (principal, accrued unpaid interest and other accrued charges).

(2) You may set off this debt against any right I have to the payment of money from you, subject to the terms of the "Set-Off" paragraph herein.

(3) You may demand security, additional security, or additional parties to be obligated to pay this note as a condition for not using any other remedy.

(4) You may refuse to make advances to me or allow purchases on credit by me.

(5) You may use any remedy you have under state or federal law.

By selecting any one or more of these remedies you do not give up your right to later use any other remedy. By waiving your right to declare an event to be a default, you do not waive your right to later consider the event as a default if it continues or happens again.

COLLECTION COSTS AND ATTORNEY'S FEES: I agree to pay all costs of collection, replevin or any other or similar type of cost if I am in default. In addition, if you hire an attorney to collect this note, I also agree to pay any fee you incur with such attorney plus court costs (except where prohibited by law). To the extent permitted by the United States Bankruptcy Code, I also agree to pay the reasonable attorney's fees and costs you incur to collect this debt as awarded by any court exercising jurisdiction under the Bankruptcy Code.

WAIVER: I give up my rights to require you to do certain things. I will not require you to:

(1) demand payment of amounts due (presentment);

(2) obtain official certification of nonpayment (protest); or

(3) give notice that amounts due have not been paid (notice of dishonor).

I waive any defenses I have based on suretyship or impairment of collateral.

OBLIGATIONS INDEPENDENT: I understand that I must pay this note even if someone else has also agreed to pay it (by, for example, signing this form or a separate guarantee or endorsement). You may sue me alone, or anyone else who is obligated on this note, or any number of us together, to collect this note. You may do so without any notice that it has not been paid (notice of dishonor). You may without notice release any party to this agreement without releasing any other party. If you give up any of your rights, with or without notice, it will not affect my duty to pay this note. Any extension of new credit to any of us, or renewal of this note by all or less than all of us will not release me from my duty to pay it. (Of course, you are entitled to only one payment in full.) I agree that you may at your option extend this note or the debt represented by this note, or any portion of the note or debt, from time to time without limit or notice and for any term without affecting my liability for payment of the note. I will not assign my obligation under this agreement without your prior written approval.

CREDIT INFORMATION: I agree and authorize you to obtain credit information about me from time to time (for example, by requesting a credit report) and to report to others your credit experience with me (such as a credit reporting agency). I agree to provide you, upon request, any financial statement or information you may deem necessary. I warrant that the financial statements and information I provide to you are or will be accurate, correct and complete.

NOTICE: Unless otherwise required by law, any notice to me shall be given by delivering it or by mailing it by first class mail addressed to me at my last known address. My current address is on page 1. I agree to inform you in writing of any change in my address. I will give any notice to you by mailing it first class to your address stated on page 1 of this agreement, or to any other address that you have designated.

DATE OF TRANSACTION	PRINCIPAL ADVANCE	BORROWER'S INITIALS (not required)	PRINCIPAL PAYMENTS	PRINCIPAL BALANCE	INTEREST RATE	INTEREST PAYMENTS	INTEREST PAID THROUGH:
/ /	$		$	$	%	$	/ /
/ /	$		$	$	%	$	/ /
/ /	$		$	$	%	$	/ /
/ /	$		$	$	%	$	/ /
/ /	$		$	$	%	$	/ /
/ /	$		$	$	%	$	/ /
/ /	$		$	$	%	$	/ /
/ /	$		$	$	%	$	/ /
/ /	$		$	$	%	$	/ /
/ /	$		$	$	%	$	/ /
/ /	$		$	$	%	$	/ /

COLLATERAL RECEIPT

Date: 11-30-2001

Received From: THIRD STREET BANCSHARES, INC
P. O. BOX 755
MARIETTA, OH 45750

Lender: CITIZENS FIRST BANK
601 WASHINGTON STREET
P.O. BOX 626
RAVENSWOOD, WV 26164

The collateral listed as security is for payment of:

Note No: 018000679 Dated: 11-30-2001 Principal Of 600,000.00

Doc. No.	Description of Collateral	Maturity (if any)	Market Value (on date received)	Memo
#2	165 SHARES OF THIRD STREET BANCSHARES, INC. STOCK		775,491.75	

I hereby acknowledge initial delivery to lender on the above date of all collateral described herein.

Grantor ______________________
(Signature)

Lender CITIZENS FIRST BANK

By ______________________
(Signature) TOM LOOKABAUGH

I hereby acknowledge return and receipt of all collateral described herein.

Grantor ______________________
(Signature)

Date ______________________

NOTE: *This receipt is not negotiable, and is subject to all subsequent substitutions for, or additions to the herein described collateral, which may hereafter be made according to the terms and conditions contained in the collateral agreement of note herein described. This receipt should be presented upon withdrawal of, substitutions for, or additions to the herein described collateral.*

STOCK ASSIGNMENT SEPARATE FROM CERTIFICATE

FOR VALUE RECEIVED, THIRD STREET BANCSHARES, INC

hereby sell, assign and transfer unto CITIZENS FIRST BANK

ONE HUNDRED SIXTY FIVE

(165.000) Shares of the COMMON Capital Stock of the THIRD STREET BANCSHARES, INC.

standing in THIRD STREET BANCSHARES, INC.

name on the books of said CORPORATION

represented by Certificate No. #2 herewith

and do hereby irrevocably constitute and appoint JAMES A. MEAGLE, JR.

attorney to transfer the said stock on the books of the within named Company with full power of substitution in the premises.

Dated 11-30-2001

THIRD STREET BANCSHARES, INC

IN PRESENCE OF

JAMES A. MEAGLE, JR., PRESIDENT & CEO

SIGNATURE GUARANTEED

By

AUTHORIZED SIGNATURE

TOM LOOKABAUGH, PRESIDENT

By

AUTHORIZED SIGNATURE

EXHIBIT NO. 4

THIRD STREET BANCSHARES, INC.
P.O. Box 755
115 Third Street
Marietta, Ohio 45750

SUBSCRIPTION AGREEMENT

SUBSCRIPTION AGREEMENT with ______________________________ for _____ common shares of Third Street Bancshares, Inc., without par value, at a purchase price of $30.00 per share (aggregate purchase price: $________________) (minimum subscription of 200 shares for new shareholders and 30 shares for existing shareholders; maximum subscription of 26,000 shares for new shareholders and, for existing shareholders, the number of shares when added to such shareholder's current shares, would result in such shareholder owning a total of 26,000 shares).

Made as of the _____ day of ______________, 200__ by and between Third Street Bancshares, Inc., an Ohio corporation (the "Company"), and the Purchaser whose name appears above (the "Purchaser").

W I T N E S S E T H :

WHEREAS, the Company is offering for sale up to 50,000 shares of its no par common stock (the "Shares") (such offering being referred to as the "Offering");

NOW, THEREFORE, the Company and the Purchaser, in consideration of the mutual covenants contained herein and intending to be legally bound, do hereby agree as follows:

1. **Purchase and Sale**. Subject to the terms and conditions hereof, the Company shall sell, and the Purchaser shall purchase, the number of Shares set forth above at the price indicated.

2. **Method of Subscription**. The Purchaser is requested to complete, execute and deliver two copies of this Agreement to the Company, at P.O. Box 755, 115 Third Street, Marietta, Ohio 45750, or to one of the underwriters in the Offering, together with a check in the amount of the aggregate purchase price of the Shares subscribed, payable to the order of "Park National Bank" (the "Funds"). Once accepted by the Company, this Subscription Agreement will be irrevocable. The Company reserves the right, in its sole discretion, to accept or reject, in whole or in part, any and all subscriptions for Shares.

3. **Escrow Account**. The Funds will be held in an escrow account with Park National Bank, 50 North Third Street, Newark, Ohio 43058-3500, until the Company has received and accepted subscriptions for all 33,334 Shares as set forth in the Offering Statement of the Company, dated _________, 2002, as may be amended or supplemented (the "Offering Statement"). In the event the Offering is terminated for any reason without the sale of the minimum Shares, all monies received will be returned to the Purchaser in full as soon as practicable, with interest thereon,

together with the executed Subscription Agreement, and the Purchaser will have no further obligation thereunder.

4. **Closing**.

(a) The Offering will terminate on August 31, 2002 unless extended by the Company for an additional period or periods ending on or before March 31, 2003.

(b) The initial closing of the purchase and sale of the Shares (the "Initial Closing") will take place as soon as practicable after the Company shall have accepted subscriptions for at least 33,334 Shares (the "Initial Closing Date"). As soon as practicable after the Initial Closing Date, the Company will deliver or mail to each Purchaser purchasing Shares at the Initial Closing (i) a fully executed counterpart of this Agreement, (ii) a certificate or certificates for the Shares being purchased thereby, registered in the name of the Purchaser, and (iii) if the subscription has been accepted only in part, a refund of the Funds submitted for Shares not purchased. On the Initial Closing Date, the Funds deposited in payment for the Shares purchased will be released to the Company, together with any interest accrued thereon.

(c) Any subscription for Shares received prior to the Initial Closing and not accepted by the Company at the Initial Closing will be deemed to have been rejected. Funds submitted with any such subscription will be promptly returned (and in any event no later than 30 days after the Initial Closing Date), with interest, to the subscriber.

(d) Any subscription for Shares received after the Initial Closing will be accepted or rejected by the Company within 30 days of receipt thereof or the termination date of this Offering, if earlier. If any such subscription is accepted, in whole or in part, the Company will promptly deliver or mail to the Purchaser (i) a fully executed counterpart of this Agreement, (ii) a certificate or certificates for the Shares being purchased, registered in the name of the Purchaser, and (iii) if the subscription has been accepted only in part, a refund of the Funds submitted for Shares not purchased. Simultaneously with the delivery or mailing of the foregoing, the Funds deposited in payment for the Shares purchased will be released to the Company, together with any interest accrued thereon. If any such subscription is rejected by the Company, the Company will promptly return, with interest, the Funds submitted with such subscription to the subscriber.

5. **Representations, Warranties and Covenants of the Purchaser**. The Purchaser represents, warrants and agrees as follows:

(a) Prior to making the decision to enter into this Agreement and invest in the Shares subscribed, the Purchaser has received and read the Offering Statement. The Purchaser has been provided with the opportunity to ask questions of, and receive answers from, directors and officers of the Company concerning the terms and conditions of the Offering and to obtain any additional information which the Company possesses or can acquire without unreasonable effort or expense necessary to verify the accuracy of the information contained in the Offering Statement. On the basis of the foregoing, the Purchaser acknowledges that the Purchaser possesses sufficient information to understand the merits and risks associated with an investment in the Shares subscribed. The Purchaser acknowledges that the Purchaser has not been given any information or representations concerning the Company or the Offering, other than as set forth in the Offering Statement, and if given or made, such information or representations have not been relied upon by the Purchaser in deciding to invest in the Shares subscribed.

(b) The Purchaser has such knowledge and experience in financial and business matters that the Purchaser is capable of evaluating the merits and risks of an investment in the Shares subscribed and the Purchaser believes that the Purchaser's prior investment experience and knowledge of investments in privately held companies enables the Purchaser to make an informed decision with respect to an investment in the Shares subscribed.

(c) The Shares subscribed are being acquired for the Purchaser's own account and for the purpose of investment and not with a view to, or for sale in connection with, the distribution thereof, nor with any present intention of distributing or selling any of such Shares.

(d) The Purchaser's overall commitment to investments which are not readily marketable is not disproportionate to his/her net worth, and his/her investment in the Shares subscribed will not cause such overall commitment to become excessive.

(e) The Purchaser has adequate means of providing for his/her current needs and personal contingencies, and has no need for current income or liquidity in his/her investment in the Shares subscribed.

(f) With respect to the legal and tax aspects of the investment, the Purchaser has relied solely upon the advice of the Purchaser's own legal and tax advisors.

(g) The Purchaser understands that no market is likely to exist for the Shares and the Purchaser does not anticipate the need to sell the Shares subscribed in the foreseeable future.

(h) The Purchaser can withstand the loss of the Purchaser's entire investment without suffering serious financial difficulties.

(i) The Purchaser is aware that this investment involves a high degree of risk and that it is possible that his/her entire investment will be lost.

(j) The Purchaser is a resident of the State set forth below the signature of the Purchaser on the last page of this Agreement.

6. **<u>Notices</u>**. All notices, requests, consents and other communications required or permitted hereunder shall be in writing and shall be delivered, or mailed first class, postage prepaid, registered or certified mail, return receipt requested:

(a) If to any holder of any of the Shares, addressed to such holder at the holder's last address appearing on the books of the Company, or

(b) If to the Company, addressed to President, Third Street Bancshares, Inc., P.O. Box 755, 115 Third Street, Marietta, Ohio 45750, or to such other address as the Company may specify by written notice to the Purchasers, and such notices or other communications shall for all purposes of this Agreement be treated as being effective on delivery, if delivered personally, or, if sent by mail, on the earlier of actual receipt or the third postal business day after the same has been deposited in a regularly maintained receptacle for the deposit of Unites States' mail, addressed and postage prepaid as aforesaid.

7. Severability. Should any one or more of the provisions of this Agreement be determined to be illegal or unenforceable, all other provisions of this Agreement shall be given effect separately from the provision or provisions determined to be illegal or unenforceable and shall not be affected thereby.

8. Parties in Interest. This Agreement shall be binding upon and inure to the benefit of and be enforceable against the parties hereto and their respective successors or assigns, provided, however, that the Purchaser may not assign this Agreement or any right or benefit hereunder.

9. Choice of Law. This Agreement is made under the laws of the State of Ohio, and for all purposes shall be governed by and construed in accordance with the laws of that state, including, without limitation, the validity of this Agreement, the construction of its terms, and the interpretation of the rights and obligations of the parties hereto.

10. Headings. Section and paragraph headings used in this Agreement have been inserted for convenience of reference only, do not constitute a part of this Agreement and shall not affect the construction of this Agreement.

11. Execution in Counterparts. This Agreement may be executed in any number of counterparts and by different parties hereto in separate counterparts, each of which when so executed and delivered shall be deemed to be an original and all of which when taken together shall constitute but one and the same instrument.

12. Survival of Representations and Warranties. The representations and warranties of the Purchaser in and with respect to this Agreement shall survive the execution and delivery of this Agreement, any investigation at any time made by or on behalf of any Purchaser, and the sale and purchase of the Shares and payment therefor.

13. Restrictions on Sale or Transfer. The Purchaser realizes that the Shares are offered hereby pursuant to exemptions from registration provided by Section 3(b) of the Securities Act of 1933, as amended (the "Act"), and Regulation A of the Securities and Exchange Commission, and applicable state securities laws. The Purchaser hereby consents to the placing of a restrictive legend upon his/her Share certificate(s), stating that the securities represented by the certificate(s) have not been registered under the Act or any state securities laws, that the securities have been sold in reliance upon exemption from registration provided by Section 3(b) of the Act and Regulation A of the Securities and Exchange Commission, and that the securities may not be sold, transferred, pledged, hypothecated, exercised or otherwise conveyed unless in compliance with the registration provisions of the Act and state securities law or unless an exemption from federal and state registration is available.

______ Initials — THESE SECURITIES ARE NOT DEPOSITS. THESE SECURITIES ARE NOT INSURED BY THE FDIC OR ANY OTHER AGENCY, AND ARE SUBJECT TO INVESTMENT RISK, INCLUDING THE POSSIBLE LOSS OF PRINCIPAL.

______ Initials — THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION NOR HAS THE FEDERAL DEPOSIT INSURANCE CORPORATION PASSED ON THE ADEQUACY OR ACCURACY OF THE OFFERING CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

IN WITNESSES WHEREOF, the parties hereto have executed this Subscription Agreement as of the day and year first above written.

ATTEST: THIRD STREET BANCSHARES, INC.

______________________ By:______________________

Secretary Title:

ATTEST:

______________________ ______________________

Signature of Purchaser

____

Print Name of Purchaser

Address: ______________________

____

Purchaser's State of Residence:______________

Social Security or Tax ID No.______________

Telephone Number (   )   -

EXHIBIT NO. 6(a)

THIRD STREET BANCSHARES, INC.

1999 STOCK INCENTIVE PLAN

Article One - Purpose of Plan

1.1 PURPOSE OF PLAN. The purpose of the Third Street Bancshares, Inc. Stock Incentive Plan is to serve as a performance incentive and to encourage the ownership and capital growth of Third Street Bancshares, Inc. stock by directors, officers, and other key employees of the Company and its subsidiaries so that the person to whom the option is granted may maintain a vested interest in the success of the Company, and to encourage such person to remain in the employ of the Company and its subsidiaries. This plan shall consist of grants of Nonqualified Stock Options and this Agreement is intended to be an agreement concerning a stock option arrangement which is not qualified under Section 422 of the Internal Revenue Code of 1986, as amended.

Article Two - Definitions

2.1 AWARD. Award means Options granted hereunder.

2.2 BOARD. Board means the Board of Directors of the Company. No member of the Board shall participate in any decision of the Board which directly or indirectly relates to the grant of stock options to such member or to an interpretation and/or decision regarding his or her own rights, benefits and/or obligations under this Plan. However, each board member shall be authorized to vote on the adoption of this Stock Incentive Plan, as well as its terms, conditions, and any amendments thereto.

2.3 BOOK VALUE. Book value means the book value for each share of the stock, determined by the Company's Chief Financial Officer per generally accepted accounting principles.

2.4 CODE. Code means the Internal Revenue Code of 1986, as amended. Reference in this plan to any section of the Code shall be deemed to include any amendments or successor provisions to such section and any regulations promulgated thereunder.

2.5 COMPANY. Company means Third Street Bancshares, Inc. or any successors as described in Article Ten.

2.6 DATE OF DISABILITY. Date of Disability means the date on which a Participant is classified as Disabled.

2.7 DIRECTOR. Director means a member of the Board.

2.8 DISABILITY or DISABLED. Disability or Disabled means the classification of a Participant as "disabled" pursuant to a disability plan, if any, maintained by the Company or any of its subsidiaries, or a successor to such plan (or, if there is no such plan, as determined by the Company) provided the participant meets the requirements of Section 22(e)(3) of the Code.

2.9 ELIGIBLE EMPLOYEE. Eligible employee means any person employed by the Company or its subsidiaries who satisfies all of the requirements of Article Six.

2.10 PARTICIPANT. Participant means a Director, or Eligible Employee who has been granted an Award under this Plan.

2.11 PLAN. Plan means this Third Street Bancshares, Inc. 1999 Stock Incentive Plan.

2.12 STOCK. Stock means the Common Stock of the Company without par value.

2.13 STOCK OPTION AGREEMENT. Stock Option Agreement means an agreement with respect to Options as described in Article Eight.

2.14 VESTED OPTION. Vested Option means, at any date, an Option which a Participant is then entitled to exercise pursuant to the terms of a Stock Option Agreement.

Options shall vest fully only after three (3) years of continuous employment following the grant of said option. No option shall vest prior thereto, and at no time shall any option be partially vested.

Article Three - Effective Date and Duration

3.1 EFFECTIVE DATE. This Plan shall take effect as of July 30, 1999.

3.2 PERIOD FOR GRANTS OF AWARDS. Awards shall be made as provided herein for a period of ten (10) years after the initial effective date of the Plan.

3.3 TERMINATION. This Plan shall be terminated as provided in Article Eleven, but shall continue in effect until all matters relating to the payment of Awards and the administration of the Plan have been settled.

Article Four - Administration

4.1 ADMINISTRATION. This Plan shall be administered by the Board. All questions of interpretation and application of this Plan, or of the terms and conditions pursuant to which Awards are granted, exercised, or forfeited under the provisions hereof, shall be subject to the determination of the Board, provided, however, that to the extent a question applies to an individual Board Member Participant, said Participant shall abstain from voting in accordance with Article Two, Section 2.2 hereinabove. Such determination shall be final and binding upon all parties affected thereby. A majority vote of the members of the Board entitled to vote shall be required for all of its actions.

Article Five - Grant of Awards

5.1 GRANTS OF AWARDS; NUMBER OF SHARES. The Board may, from time to time, grant Awards of Options to one or more Directors and/or Eligible Employees provided that:

(i) Subject to any adjustment pursuant to Article Ten or Article Eleven, the aggregate number of shares of Stock subject to Awards under this Plan may not exceed thirty thousand seven hundred eighty (30,780) shares.

(ii) To the extent that an Award expires or the rights of the Participant to whom it was granted terminate, any shares of Stock subject to such Award shall again be available for the grant of an Award under the terms of this plan.

(iii) Shares of Stock ceasing to be subject to an Award because of the exercise of an Option shall no longer be available for the grant of an Award hereunder.

(iv) Shares of Stock which are the subject of grants of Options under this Plan shall be set aside out of authorized but unissued shares of Stock not reserved for other purposes, and

(v) The Board may not grant Awards of Options of more than six thousand one hundred fifty-six (6,156) shares of stock in any one year.

(vi) The Board may not grant awards under this plan to any one individual of more than 7,695 shares. The Board of Directors has heretofor determined the initial number of shares to be awarded to employees to have been hired prior to the effective date of this Plan, and any awards granted must be in compliance with this determination.

In determining the size of Awards, the Board may take into account a participant's responsibility level, performance potential, cash compensation level, the Fair Market Value of the stock at the time of the Awards, and such other considerations as it seems appropriate. In determining the total awards to be made under the Plan at any one time, the Board will take into account certain aspects of bank performance criteria. The Board will develop and reassess this criteria on an annual basis and may consider criteria such as deposit growth, loan growth, profitability, return on assets, return on equity, regulatory examinations, and such other considerations as it deems appropriate. The Board will evaluate this performance criteria in light of the bank's peer group and the bank's own projections.

Article Six - Eligibility

6.1 ELIGIBLE INDIVIDUALS. Employees of the Company (including officers or employees who are members of the Board), its subsidiaries and Directors shall be eligible to receive Awards under this Plan. Subject to the provisions of this Plan, the Board shall from time to time select from such eligible persons those to whom Awards shall be granted and determine the size of the Awards. A Participant may hold more than one Option at any one time. No Director, officer, or employee of the Company or its subsidiaries shall have any right to be granted an Award under this Plan solely because they hold such positions. All Awards granted hereunder are granted in the sole and absolute discretion of the Board, as provided herein.

Article Seven - Options

7.1 GRANTS OF OPTIONS. Awards shall be granted to Participants in the form of Options to purchase Stock at no cost to the recepient.

7.2 BOARD LIMITATIONS. Grants of Options hereunder shall be subject to guidelines adopted by the Board with respect to the timing and size of such Options.

Article Eight - Terms and Conditions of Stock Option Agreements

8.1 STOCK OPTION AGREEMENTS. Awards shall be evinced by Stock Option Agreements in such form as the Board shall, from time to time, approve. Such Stock Option Agreements, which need not be identical, shall comply with and be subject to the following terms and conditions:

(a) *Medium of Payment.* Upon exercise of the Option, the Option price shall be payable in United States dollars in cash or by certified check, bank draft, or money order payable to the order of the Company.

(b) *Number of Shares.* The Stock Option Agreement shall state the total number of shares to which it pertains.

(c) *Option Price.* The option price shall be set in the Board's sole and absolute discretion; however, the option price shall in no event be less than the higher of: (i) the initial offering price; (ii) the book value of such shares on the last day of the calendar year prior to the date of the granting of such option; or (iii) the fair market value of the shares on the date of grant as determined by the Chief Financial Officer of the Company. The Chief Financial Officer shall determine the fair market value by utilizing comparable methodology and standards commonly applied by outside or disinterested parties, which may include the most recent known sale of the common shares, excluding any sale involving an insider of Third Street Bancshares, Inc. Insiders shall be defined as any officer or Director or their immediate family of the Company or any subsidiary of the Company. Immediate family is defined as any relationship by blood, marriage, or adoption, not more remote than first cousins.

(d) *Term of Options.* Each Stock Option granted under this Plan shall expire not more than ten (10) years from the date the Option is granted.

(e) *Date of Exercise.* Except for such limitations as may be provided by the Board in its discretion pursuant to Article Seven, any Vested Option, as defined in Article 2.14 herein, may be exercised in whole or in part (subject to Section 8.1(h)) at any time during its term.

(f) *Forfeiture or Exercise of Option.* If a Participant ceases to be an Eligible Employee, or ceases to be on the Board of the Company, prior to exercise of the participant's Options in which he or she has vested pursuant to Article 2.14 herein, such options shall be forfeited or be exercised as follows:

(i) *Termination of Employment or Director Status.* In the event of a Participant's termination of employment or termination of director status, the Participant shall have the right to exercise his or her Vested Options, as defined in Article 2.14 herein, within three (3) months (or such shorter period as the Code may require) of such termination date.

(ii) *Retirement.* In the event of a Participant's Retirement, the Participant shall have the right to exercise his or her Options (which shall have become Vested Options, as defined by Article 2.14 herein, as of the participant's Retirement Date) within three (3) months (or such shorter period as the Code may require) of the Participant's Retirement Date.

(iii) *Disability.* Upon the Disability of a Participant, the Participant's Options (which shall have become Vested Options, as defined by Article 2.14 herein, as of the Participant's Date of Disability) shall be exercisable within three (3) months (or such shorter period as the Code may require) of the Participant's Date of Disability.

(iv) *Death.* If a Participant dies prior to the exercise or expiration of the Participant's Vested Options, as defined in Article 2.14 herein, the Participant's estate, personal representatives, or beneficiary (as applicable) shall have the right to exercise such Vested Options within three (3) months of the date of death of the participant (or such shorter period as the Code may require). Notwithstanding the foregoing, at the sole discretion of the Board, and on a case by case basis, the Board may extend the three (3) month expiration period after the death of the Participant up to one (1) year.

(v) *Forced Termination or Exercise.* Upon the Capital of the Company or the bank falling below the minimum requirements as set forth by the state or primary federal regulator, the Company's primary federal regulator or the state may direct the Company to require Plan Participants to exercise or forfeit their Vested Options and to forfeit their unvested/nonvested Options. In the event of such direction, the Board may require the Participants to so exercise or forfeit their Vested Options within a time period established by the Board, in its discretion, to be no more than thirty (30) days.

(g) *Compliance with Stock Option Agreement.* The Participant or his or her personal representative or administrator, as the case may be, shall comply with the provisions of his or her Stock Option Agreement.

(h) *Minimum Number of Shares.* The minimum number of shares with respect to which an individual Option granted hereunder may be exercised at any one time shall be One Hundred (100) shares, unless the number is the total number at the time available for exercise under the Award.

(i) *Required Amendments.* Each Award shall be subject to any provision necessary to ensure compliance with federal and state securities law.

(j) *Limitation of Participant Rights.* A Participant shall not be deemed to be the holder of, or to have any of the rights of a holder with respect to, any Shares of Stock subject to such Option unless and until the Option shall have been exercised pursuant to the terms thereof, the Company shall have issued and delivered the shares to the Participant, and the Participant's name shall have been entered as a stockholder of record on the books of the Company. Thereafter, the

Participant shall have full voting, dividend, and other ownership rights with respect to such shares of Stock.

(k) *Vesting of Options.* The vesting period for each Option awarded hereunder shall be three (3) years. Such vesting period shall be reflected within each Stock Option Agreement. This vesting period is consistent with and in furtherance of the purposes of this Plan, specifically, to encourage the recipient's continued involvement in the Company.

Article Nine - Changes in Capital Structure

9.1 CAPITAL STRUCTURE CHANGES

(a) If the outstanding shares of the Company's Stock as a whole are increased, decreased, changed into, or exchanged for a different number or kind of shares or securities of the Company, whether through merger, consolidation, reorganization, recapitalization, reclassification, stock dividend, stock split, combination of shares, exchange of shares, change in corporate structure, or the like, an appropriate and proportionate adjustment shall be made in the number and kinds of shares subject to the Plan and in the number, kinds, and per share exercise price of shares subject to unexercised Options or portions thereof granted prior to any such change. Any such adjustment in an outstanding Option, however, shall be made without a change in the total price applicable to the unexercised portion of the Option but with a corresponding adjustment in the price for each share of Stock covered by the Option.

(b) In the event of a change in the Stock which is limited to a change in the designation thereof to "capital stock" or other similar designation, or in no par value to par value, without increase or decrease in the number of issued shares, the shares resulting from any such change shall be deemed to be Stock within the meaning of this Plan.

Article Ten - Company Successors

10.1 IN GENERAL. If the Company shall be the surviving or resulting corporation in any merger, sale of assets or sale of stock, consolidation, or corporate reorganization (including a reorganization in which the holders of Stock receive securities of another corporation), any Award granted hereunder shall pertain to and apply to the securities to which a holder of Stock would have been entitled. The Board shall make such appropriate determinations and adjustments as it deems necessary so as to substantially preserve the rights and benefits, both as to number of shares and otherwise, of Participants under this Plan.

Article Eleven - Amendment or Termination of Plan

11.1 AMENDMENTS AND TERMINATION. The Plan shall terminate on the tenth (10th) anniversary of the initial effective date of the Plan and, in addition, the Board may at any time and from time to time alter, amend, suspend, or terminate this Plan in whole or in part, except (i) without such stockholder approval as may be required by law and the Company's charter, no such action may be taken which changes the minimum Option price, increases the maximum term of Options, materially increases the benefits accruing to Participants hereunder, materially increases the number of securities which may be issued pursuant to this Plan (except as provided in Article Nine), extends the period for granting Awards hereunder, or materially modifies the requirements as to eligibility for participation hereunder, and (ii) without the consent of the Participant to whom any Award shall theretofore have been granted, no such action may be taken which adversely affects the rights of such Participant concerning such Award, except as such termination or amendment of this Plan is required by statute, or rules and regulations promulgated thereunder, or as otherwise permitted hereunder.

Article Twelve - Miscellaneous Provisions

12.1 NONTRANSFERABILITY. Except by the laws of descent and distribution, no benefit provided hereunder shall be subject to alienation, assignment, or transfer by a Participant (or by any person entitled to such benefit pursuant to the terms of this Plan), nor shall it be subject to attachment or other legal process of whatever nature, and any attempted alienation, assignment, attachment, or transfer shall be void and of no effect whatsoever, and upon any such attempt, the benefit shall terminate and be of no force or effect. During a Participant's lifetime, Options granted to the Participant shall be exercisable only by Participant. Shares of Stock shall be delivered only into the hands of the Participant entitled to receive the same or into the hands of the Participant's authorized legal representative.

12.2 NO EMPLOYMENT RIGHT. Neither this Plan nor any action taken hereunder shall be construed as giving any right to any Participant to be retained as a Director, officer, or employee of the Company or its subsidiaries,

12.3 TAX WITHHOLDING. A participant exercising a Stock Option hereunder may be required to pay the Company or its subsidiary an amount required to be withheld for any federal, state, local, or employment taxes which the Company deems required by law to be withheld with respect to the exercise of such Stock option. At the request of a Participant, or as required by law, such sums as may be required for the payment of any estimated or accrued income tax liability may be withheld and paid over to the governmental entity entitled to receive the same. Any such payment must be tendered in the form of cash, money order, or cashier's check.

12.4 FRACTIONAL SHARES. Any fractional shares concerning Awards shall be eliminated at the time of payment or payout by rounding down for fractions of less than one half (1/2) and rounding up for fractions of equal to or more than one half (1/2). No cash settlements shall be made with respect to fractional shares eliminated by rounding.

12.5 GOVERNMENT AND OTHER REGULATIONS. The obligation of the Company to make payment of Awards in Stock or otherwise shall be subject to all applicable laws, rules, and regulations, and to such approvals by any government agencies as may be deemed necessary or appropriate by the Board.

12.6 INDEMNIFICATION. Each person who is or at any time serves as a member of the Board shall be indemnified and held harmless by the Company against and from (i) any loss, cost, liability, or expense that may be imposed upon or reasonably incurred by such person in connection with or resulting from any claim, action, suit, or proceeding to which such person may be involved by reason of any action or failure to act under this Plan; and (ii) any and all amounts paid by such person in satisfaction of judgment in any such action, suit, or proceeding relating to the Plan. Any indemnification shall be subject to regulatory limitations. Each person covered by this indemnification shall give the Company an opportunity, at its own expense, to handle and defend the same before such person undertakes to handle and defend the same on such person's own behalf. The foregoing right of indemnification shall not be exclusive of any other rights of indemnification to which such persons may be entitled under the charter or regulations of the Company, as a matter of law, or otherwise, or any power that the Company may have to indemnify such person or hold such person harmless.

12.7 RELIANCE ON REPORTS. Each member of the Board shall be fully justified in relying or acting in good faith upon any other information furnished in connection with this Plan. In no event shall any person who is or shall have been a member of the Board be liable for any determination made or other action taken or any omission to act in reliance upon any such report or information, or for any action taken, including the furnishing of information, or failure to act, if in good faith.

12.8 GOVERNING LAW. All matters relating to this Plan or to Awards granted hereunder shall be governed by the laws of the State of Ohio, without regard to the principles of conflict of laws thereof, except to the extent preempted by the laws of the United States.

12.9 RELATIONSHIP TO OTHER BENEFITS. No payment under this Plan shall be taken into account in determining any benefits under any pension, retirement, profit sharing, or group insurance plan of the Company or its subsidiaries.

12.10 EXPENSES. The expenses of implementing and administering this Plan shall be borne by the Company.

12.11 TITLES AND HEADINGS. The titles and headings of the Articles and Sections in this Plan are for convenience of reference only, and in the event of any conflict, the text of this Plan, rather than such titles or headings, shall control.

12.12 USE OF PROCEEDS. Proceeds from the sale of Stock pursuant to Options granted under the Plan shall constitute general funds of the Company.

12.13 NONEXCLUSIVITY OF PLAN. Neither the adoption of the Plan by the Board nor the submission of the Plan to the stockholders of the Company for approval shall be construed as creating limitations on the power of the Board to adopt such other incentive arrangements as it may deem desirable, including, without limitation, the granting of stock options otherwise than under the Plan, and such arrangements may be applicable either generally or only in specific cases.

EXHIBIT NO. 6(b)

COMPUTER SERVICES, INC.
DATA PROCESSING AGREEMENT

ADDENDUM - SUPPLEMENTAL AGREEMENTS

1. Scope

This Addendum is part of the Computer Services, Inc., Data Processing Agreement (the "Agreement") between CSI and the Customer. All terms used in this Addendum or the Supplemental Agreements shall have the meanings attributed to them in the Agreement.

2. Supplemental Agreements

The Supplemental Agreements designated below shall be incorporated into and deemed a part of the Agreement:

Form #	Application	Customer Officer Initials
CSISUP1.1OL	Demand Deposit Accounting (Combined System)	BP
CSISUP3OL	Certificate of Deposit Accounting	BP
CSISUP5.1OL	Loan Accounting System	BP
CSISUP8OL	Advanced General Ledger System	BP
CSISUP13OL	Magnetic Tape Credit Reporting	BP
CSISUP20OL	Individual Retirement Account	BP
CSISUP23	Proprietary On-Line ATM Processing	BP
CSISUP30OL	Continuous ATM Card Issue Processing	BP
CSISUP35OL	Automatic Transfer System	BP
CSISUP36OL	Automatic Clearing House	BP
CSISUP40OL	Cash Letter Intercept	BP
CSISUP52OL	EZVIEW REPORTS / Remote Printback	BP
CSISUP58OL	On-Line Data Base & Central Information File	BP
CSISUP61OL	EZ Spec "Report Writer"	BP
CSISUP63OL	Magic Line Interchange Processing	BP
CSISUP72OL	Visa Check Card Processing	BP

3. Amendments

Subject to approval by CSI, the Customer may elect to add or substitute Supplemental Agreements by notifying CSI in writing and entering into an alternative Supplemental Agreement, if appropriate.

The undersigned agree that the foregoing Supplemental Data Processing Agreement is subject to the terms and provisions of the Data Processing Agreement between the undersigned.

COMPUTER SERVICES, INC.	THE SETTLERS BANK Marietta, Ohio
By: [signature]	By: James C. Manley Jr.
Title: President & COO	Title: President + CEO
Date: 12/23/98	Date: Dec. 15, 1998

000166

Computer Services, Inc.
Supplemental Data Processing Agreement
Demand Deposit Accounting
(Combined System)

PROCESSING SCHEDULE -

Accounts will be processed Monday through Saturday, excluding bank holidays. Work received in the proper format by 7:00 p.m. (Central Time) on each business day will be available for pickup and delivery on the morning of the next business day according to the report schedule.

CHARGES -

Charges will be made monthly for services rendered the prior month. All invoices are payable ten days net.

Pricing will be as follows:

Manual Conversion Fee:

$250.00 Plus $.50 Per Account

Processing Fees (Minimum Charge - $350.00):

$.16 per account per month for all accounts on file at end of month

$.016 per item processed during month

Deposit Additional Services -

NSF/Overdraft Notices @ $.01

Combined 1099 (Price Based On Current Forms Cost)

NOW Account and/or Super NOW Account Option -
- Flat Monthly Fee - $ 125.00
- Per NOW Account and/or Super NOW Account- $ .08

Compensating Balance - Per IRA and/or Savings and/or Loans and/or Certificate and/or another DDA Balance Interface - $ 50.00 ea

Cash Reserve Accounting Option -
- Minimum Charge - $ 50.00
- Per Cash Reserve Account - $ .10

Super Cash Reserve Accounting Option:
- Minimum Charge - $ 50.00
- Per Cash Reserve Account - $ .29

Money Market Accounting Option -
- Flat Monthly Fee - $ 100.00
- Per Money Fund Account - $ .08

Cash Management/Sweep Option:

One Account Method -
- Flat Monthly Charge - $ 100.00
- Per Account - $ 1.00

Multi-Account Cash Management Option:
- Flat Monthly Charge - $ 150.00
- Per Cash Management Account - $ 5.00

Multiple DDA Account Analysis Option:
- Minimum Charge - $ 35.00
- Per DDA Account - $ 1.00

Combined Statements Option:
- Minimum Charge - $ 50.00
- Per Combined Statement - $ .12

Deposit Additional Services: (Cont'd)

Two Months O-L Statement History Option:
- Per DDA Account on File - $ .03

Twelve Months O-L Statement History Option:
- Per DDA Account on File - $ .10

OL Notification of Change (NOC) Through ACH System
- Per Account Change $ .50

OVN EOM Statements >100 $ 35.00 (Min) .50 per stmt

Twelve Month APA Analysis
- Per Account/Per Month $ 1.00

Expanded Float Totals 1-9 Days
- Per Account/Per Month $ .01

Daily Service Charge/Interest Journal Parameter Display
- Per Account/Per Month $ .03

List Post Notices with Activity in Serial Number Sequence
- Per Account/Per Notice $ 1.00

BASIC PROCEDURES -

Determination of statement cycles, service charge schedule, overdraft procedures, and other related procedures will be developed and implemented with the mutual agreement of the Customer and CSI.

Savings Additional Services-

Interest Calculation - $ .08 per account each interest pay period. *(This charge is billable at time of interest calculation.)* (Required Service)

Statements (1 Part) - $ .10 per account (Optional Service)

Self Mailer Statements - $ .20 per account (Optional Service)

There are two (2) sort options for printing combined 1099 Self Mailers at year end:
- Alpha by TIN
- Zip Sequence

(Prices will be based on current forms cost.)

Club Accounting Option:

Processing fees are the same as outlined above (included in minimum charge). Check forms are to be provided by the Customer in a format acceptable by CSI.

On-Line Passbook Option:
- $ 100.00 Minimum Charge
- $ .13 Per On-Line Account

OPTIONAL SAVINGS PER ACCOUNT PRICING:

$ .22 Per Account Per month includes interest calculation and interest statement production anytime.

(for available reports consult the DDA User Manual)

Computer Services, Inc.
Supplemental Data Processing Agreement
Certificate of Deposit Accounting

PROCESSING SCHEDULE -

Daily Processing

Updating of the Certificate of Deposit file with new and closed accounts and calculating accrued interest will be on a daily current basis, Monday through Friday. Activity entered via the CSI on-line system by the applicable input deadlines will be posted and available for pick-up and delivery on the morning of the next business day.

Weekly Processing

A cutoff point will be established through which all activity for processing entered to the system will be posted.

Daily or Weekly Processing

Calculation of interest on maturing certificates represented by check printing, maturity notices, etc., is performed on a weekly basis.

CHARGES -

Charges will be made monthly for services rendered the prior month. All invoices are payable ten days net.

Pricing will be as follows:

Conversion Fees:
$250.00 Plus $.50 Per Account

Processing Fees: (Minimum Charge - $100.00)

$.20 per certificate per month if processing on a daily basis.

or

$.11 per certificate per month if processing on a weekly basis.

Additional Services:

$.01 per check printed with a minimum of $10.00 per month.

Interest checks printed by CSI, will be ordered and inventoried by CSI, but forms cost of the checks will be billed to the Customer.

Microfiche as described in report schedule - Not separately charged if processing on a daily basis.

Combined 1099 Self Mailers (Prices will be based on current forms cost.)

$ .05 per Premier Notice (Laser Printed) plus postage

$ .10 per Premier Notice (Front and Back Laser Printed) plus postage

BASIC PROCEDURES -

Determination of types of certificates, interest rates, and terms will be implemented with a mutual agreement of the Customer and CSI. All non-MICR data entry to be performed by bank personnel from terminals in bank.

REPORT SCHEDULE - Daily & Weekly

Daily Processing

Daily Microfiche - (1 Original and 1 Copy)
1. Trial Balance
2. Unpostable Report
3. Miscellaneous Edit Report
4. File Maintenance Report

Daily - Paper
1. Convert & Edit Listing

Weekly Processing

Weekly - Paper
1. Convert & Edit Listing
2. Trial Balance
3. Unpostable Report
4. Miscellaneous Edit Report
5. File Maintenance Report

Daily or Weekly Processing

Weekly - Paper
1. C/D Closed Accounts
2. Interest Checks
3. Maturity Journal
4. Maturity Notices
5. C/D New Accounts
6. 3x5 Card (One per New or Changed Account)

Annual -
1. Interest Paid Report for All Accounts
2. IRS Reporting on Magnetic Tape 1099
3. Combined 1099 (Multiple Accounts Combined by Social Security Number)

Computer Services, Inc.
Supplemental Data Processing Agreement
Loan Accounting System

PROCESSING SCHEDULE -

Accounts will be processed by CSI Monday through Saturday, excluding bank holidays. All new loans and loan activity received in the proper format by the applicable input deadlines on each business day will be processed overnight. Daily reports will be available for delivery on the morning of the following business day. Weekly or monthly reports will be included on the dates specified by schedule.

CHARGES -

Charges will be made monthly for services rendered the prior month. All invoices are payable ten days net.

Pricing will be as follows:

Manual Conversion Fees:

$250.00 plus $.50 per note

Processing Fees: (Minimum Charge - $350.00)

$ .50 per ILN, CLN, MLN, and RVC active account at the end of month.

Note: *Paid out notes are charged if option to print on Trial Balance is used, but not charged if not printed.*

Additional Services:

$ .10 per transaction - Auto Payment Allocation

$ .05 per loan per month - Transaction History on Paid-out Loans Saved On-Line (Up to 2 years)

$ .10 per Third Party Collection Item per Month
$ .05 per Third Party Collection Notice
$ .05 per Premier Notice (Laser Printed) plus postage

Annual Interest Notices – (Prices will be based on current forms costs)

$100 per month for Notices Sorted by Branch Code

BASIC PROCEDURES -

Customer is responsible for maintenance of proper internal controls, reconcilement of input for each business day, and reconcilement of totals with general ledger accounts each business day.

Selective features or options relative to minimum loan charges, past due reporting, past due notices, etc., will be implemented by mutual agreement of Customer and CSI as specified on the separate form provided for that purpose. All non-MICR data entry to be performed by bank personnel from terminals in bank.

All loans coded with separate Report Codes ILN, MLN, CLN, or RVC will be reported on separate trial balances with separate control totals.

(for available reports consult the Loan User Manual)

Computer Services, Inc.
Supplemental Data Processing Agreement
Advanced General Ledger System

PROCESSING SCHEDULE -
Accounts will be processed Monday through Saturday, excluding bank holidays. Work received in the proper format by the applicable input deadlines on each business day will be available for pickup and delivery on the morning of the next business day according to the report schedule.

CHARGES -
Charges will be made monthly for services rendered the prior month. All invoices are payable ten days net.

Pricing will be as follows:

Conversion Fees:

Basic General Ledger	$500.00
Enter History or Budget Figures	$250.00

Processing Fees:

General Ledger	$ .75 Per Account or $350.00 Minimum

Additional Services:

Transactions Saved On-Line:
Current and Prior Month - No Charge

Year-To-Date Up to 12 Months: January - December	$ .003 Per Transaction/ Month
Additional Reports	$ 25.00 Per Report
	$100.00 Initial Set Up Fee Per PADS Report
EIS Downloads	$ 50.00 Month End $150.00 Daily & EOM

BASIC PROCEDURES -
MICR encoded activity is the standard input media for this service. Rejects will be returned to the bank for reconciliation and re-entry. Balancing of activity is the responsibility of the bank. All non-MICR data entry to be performed by bank personnel from terminals in bank.

Activity may be entered via an in-bank CRT. Errors in the keying of the activity and the balancing of CRT entered activity is the responsibility of the bank.

Descriptive transactions are available through an in-bank CRT or specially coded MICR documents for descriptions defined by the bank's specifications.

REPORT SCHEDULE -

Basic G/L -

Daily -
1. Report of New and F/M
2. Posting Trial Balance
3. Request Statements
4. Statement of Condition
5. Management Information Reporting

Monthly -
1. Income and Expense Report
2. Monthly History (If YTD O-L Option not selected)

As of Reporting -
1. Posting Trial Balance
2. Balance Sheet Average Balances For Elapsed Months
3. Monthly Income & Expense For Elapsed Months

Overnight G/L -

Daily -
1. Statement of Condition
2. Income and Expense Report

All other daily G/L Reports will be provided on microfiche on a one (1) day delayed basis.

Computer Services, Inc.
Supplemental Data Processing Agreement
Magnetic Tape Credit Reporting

PROCESSING SCHEDULE -

Recognizing that the Customer has entered into or intends to enter into an agreement to provide certain ____________ data to a credit bureau, ____, CSI agrees to provide that data on magnetic tape on a mutually agreeable date monthly. Cost of the magnetic tape and delivery of same will be borne by the credit bureau.

CHARGES -

Charges will be made monthly for services rendered the prior month. All invoices are payable ten days net.

Pricing is as follows:

$ .02	Per Account
$25.00	Minimum
$100.00	Maximum

BASIC PROCEDURES -

Data will be extracted from Customer's masterfile. Accuracy and completeness of data is the responsibility of the Customer.

Computer Services, Inc.
Supplemental Data Processing Agreement
Individual Retirement Account

PROCESSING SCHEDULE -

Accounts will be processed by CSI Monday through Friday, excluding bank holidays. Activity received by the applicable input deadlines on each business day will be available for pickup and delivery on the morning of the next business day, according to the report schedule.

CHARGES -

Charges will be made monthly for services rendered the prior month. All invoices are payable ten days net.

Pricing will be as follows:

Conversion Fee:

$250.00 Plus $.50 Per Master Account

Processing Fees:

$100.00 flat fee plus $.20 per master account, per month, for all accounts on file at end of the month.

Statement Production Fees:

Annual: $2.00 per master account

NOTE: This would include two (2) statements per master account. One being for the bank's record and maintained there, the other could be sent to the Customer for their records.

Semi-Annual: $1.00 per master account

Quarterly: $ .75 per master account

Monthly: $ .50 per master account

Distribution Fees:

Actual Checkprint: Printed at $.01 each with a minimum of $10.00 per month.

Stock Paper Check Listing: Not Separately Charged

Notices, DDA, SAV, C/D: Not Separately Charged

$ .05 per Premier Notice (Laser Printed) plus postage

$ .10 per Premier Notice (Front and Back Laser Printed) plus postage

BASIC PROCEDURES -

Interest rates, payment dates, service charges, and other processing considerations will be implemented by a mutual agreement of the Customer and CSI. All non-MICR data entry to be performed by bank personnel from terminals in bank.

REPORT SCHEDULE -

Daily -

1. Convert & Edit Journal
2. Trial Balance
3. Unpostable Report
4. Exceptions Report, F/M, Misc.
5. 3x5 Cards (One Per New or Changed Accounts)
6. Interest Paid/Service Charge Report
7. Requested Cut-off Statements Stock Paper Print

Weekly -

1. Exceptions Report, Excess Contribution, Need Payout Info, etc.

Monthly -

1. New Accounts Report
2. Statements, Request and Cycled
3. Analysis, Size, Branch, Type, Age

Annual -

1. Statements
2. Full Listing of Accounts Approaching Payout in Upcoming Year
3. Interest Paid/Service Charge Listing
4. W2P & 1099R Forms

Computer Services, Inc.
Supplemental Data Processing Agreement
Proprietary On-Line ATM Processing

SERVICE DESCRIPTION -

CSI will provide computer equipment and software at its computer center to support an on-line automated teller machine(ATM), located where designated by the Customer. Cardholder masterfile processing, memo posting of ATM transactions to on-line data files, and capture of ATM transactions for electronic posting to batch applications will be provided by CSI under the terms of this agreement.

AVAILABILITY -

CSI agrees to devote its best efforts to having the system available on a continuous basis, seven (7) days a week, but cannot guarantee immediate and uninterrupted service. Periodically the ATM support system must be made available for preventative maintenance and to perform other processing necessary to maintain the system.

ACTIVITY PROCESSING -

The accuracy of data transmitted by the ATM and captured on CSI's equipment is the responsibility of the Customer. CSI agrees to provide reasonable controls and audit trails of such data, but cannot guarantee complete no-fail processing. The Customer acknowledges that audit trail of transactions from its own equipment is necessary and agrees to provide such audit trail. The Customer further agrees that its equipment will provide message formats acceptable to CSI's ATM support network and that the access cards used in the ATMs are in compliance with the standards of CSI.

EQUIPMENT -

The Customer agrees to pay for all equipment used to connect to the ATM support system. Such equipment may include but not necessarily be limited to ATMs, modems, multiplexers, controllers, and concentrators as may be necessitated by the Customer's choice of ATM equipment or dictated by response time requirements. However, the selection of brand and model of equipment at the Customer's location(s) must be approved by CSI for compatibility.

CHARGES -

Charges will be made monthly for services rendered the prior month. All invoices are payable ten days net.

Conversion Fees:

Per Institution	$1,000.00
Per ATM	$ 750.00
Installation Charges -	Actual charges from telephone company

Monthly ATM Processing Fees:

Cardholder Masterfile Processing	$ 200.00

$.02 will be charged for each cardholder account in excess of 5,000. Number of accounts to be those on the masterfile at month end.

Transaction Processing	$ 100.00

$.05 will be charged for each transaction in excess of 10,000 posted to the batch applications each month. Transactions will be memo posted to appropriate on-line files processed under a separate agreement with CSI for on-line data base service.

ATM Terminal Support - First ATM	$ 300.00
Each Additional ATM	$ 100.00

CSI will coordinate the installation of telephone circuits to the appropriate telephone service supplier, will receive billing for that service, and will re-bill the cost to the Customer on a monthly basis.

Computer Services, Inc.
Supplemental Data Processing Agreement
Continuous ATM Card Issue Processing

SERVICE DESCRIPTION -

CSI will provide computer equipment and software at its computer center to extract automated teller machine (ATM) customer account file (CAF) records designated by the Customer. CSI will provide for the production and separate mailing of an ATM card and personal identification number (PIN) for each ATM CAF record designated.

AVAILABILITY -

CSI agrees to devote its best effort to extract Customer designated ATM CAF records, as well as provide production and delivery of ATM card(s) and PIN(s) in a timely manner, but cannot guarantee uninterrupted service.

ACTIVITY PROCESSING -

The accuracy of data designated by the Customer to be extracted by CSI is the responsibility of the Customer. The Customer acknowledges responsibility to control and audit data processed by CSI on a timely basis.

SERVICES PROVIDED -

CSI will extract ATM CAF records designated by the Customer. The extracted ATM CAF records will be transmitted to CSI's ATM card production provider on either a daily or weekly basis. CSI's ATM card production provider will produce an ATM card and/or PIN for each CAF designated and will mail each separately to the address on the CAF record.

CHARGES -

Charges will be made monthly for services rendered the prior month. All invoices are payable ten days net.

Conversion Fee:

Per Institution	$ 450.00

Monthly Processing Fees:

Base Fee (Weekly Option)	$ 50.00
Base Fee (Daily Option)	$ 150.00
ATM Card and/or PIN Production Per CAF Record Designated	$ 2.00

All postage for ATM card and PIN mailers will be billed to the Customer on a monthly basis.

ATM card plastic and personalized envelope costs will be the responsibility of the Customer.

Any special insert fees in addition to the ATM card and PIN will be the responsibility of the Customer.

Computer Services, Inc.
Supplemental Data Processing Agreement
Automatic Transfer System

PROCESSING SCHEDULE -

The Transfer System is processed Monday through Saturday, excluding bank holidays. Work received in the proper format by the applicable input deadlines on each business day will be ready on the morning of the next business day according to the report schedule.

CHARGES -

Charges will be made on a monthly basis for services rendered the prior month. All invoices are payable ten days net.

Pricing will be as follows:

Processing Fees:

$100.00 flat plus:

$ .05 / Debit and $ .05 / Credit

BASIC PROCEDURE -

The Transfer System uses data entry on new account and change data by bank through CSI's on-line system. The system generates electronic fund transfers on pre-authorized schedules between application account files or within the same file. The system allows for same day posting to an application file unless the application is not processed daily.

REPORT SCHEDULE -

Daily -

1. Trial Balance
2. Transfer System Unpostables
3. Transfer System Miscellaneous Edit
4. Transfer System Closed Accounts Today
5. Transfer System File Maintenance
6. Transfer System New Accounts Today
7. Transfer System Transfers Today
8. Transfers from On-Line

Computer Services, Inc.
Supplemental Data Processing Agreement
Automatic Clearing House

PROCESSING SCHEDULE -

The ACH System is processed Monday through Friday, excluding bank holidays. Transactions received in the proper format and within the Federal Reserve System Published Guidelines will be warehoused and posted on the appropriate posting date. The posting is determined by your bank's specs whether posted the night before for credits or memo posted on the posting date.

CHARGES -

Charges will be made monthly for services rendered the prior month. All invoices are payable ten days net.

Pricing will be as follows:

Processing Fee: *(Minimum Charge - $30.00)*

$ .10 per transaction

BASIC PROCEDURE -

All debits and credits come through the Federal Reserve System and are received at CSI via magnetic tape or transmission.

REPORT SCHEDULE -

Daily -
Online access to all ACH information

Weekly -
ACH Listings

Computer Services, Inc.
Supplemental Data Processing Agreement
Cash Letter Intercept

PROCESSING SCHEDULE -
Cash letters will be processed Monday through Saturday, excluding bank holidays. Items received from the sending agent by the applicable CSI data center deadlines will be processed same day. CSI will capture all items in the letter, post to Customer's file each night during the normal update and return sorted to the bank next day.

CHARGES -
Charges will be made monthly for services rendered the prior month. All invoices are payable ten days net.

Pricing will be as follows:

Processing Fee:

$25.00 per month

BASIC PROCEDURE -
Arrangements are to be made with the sending agent and CSI for cash letter interception. Sending agent will ship items to CSI for processing. Bank is responsible for courier charges from sending agent to CSI.

Microfilming and reconstructing due to destruction during transit is the sole responsibility of the sending agent and/or the bank.

Computer Services, Inc.
Supplemental Data Processing Agreement
EZVIEW REPORTS / Remote Printback

PROCESSING SCHEDULE -

CSI will process account activity on a nightly basis. At completion of the account updating, reports will be electronically transmitted from CSI to a designated PC in your bank for storage and subsequent printing.

CSI will not produce microfiche or print any stock paper reports under this agreement. All CSI print image files will be transmitted to the bank each night. The bank will be responsible for printing and archiving all required reports.

CSI SPECIAL FORMS PRINT OPTION -

The bank may elect to have CSI continue to print special forms and statements. The bank will be billed a monthly surcharge of 1.5% of the processing charges for DDA, Savings, COD, IRA, Loans and General Ledger, with a monthly minimum of $20 per application, for no less than five (5) applications. The bank will still be responsible for printing any stock forms it may desire.

CSI TRANSMISSION REQUIREMENTS -

Special CSI PC transmission software will be required by your bank to download the files each night. CSI provides this software at no charge. There is an installation fee of $500 to install and test the software and train your personnel on its use.

CSI will require a minimum transmission speed of 56K BPS to qualify for this service.

Computer Services, Inc.
Supplemental Data Processing Agreement
On-Line Data Base & Central Information File

SERVICE DESCRIPTION -

CSI will provide computer equipment and software at its computer center to allow connecting terminals located where designated by the Customer for purposes of accessing account data, accessing the central information files, memo posting balance changes, capturing file maintenance activity and/or capturing transaction activity for applications processed under other Supplemental Agreements. The Customer will provide the terminals, control units, if necessary, modems, and the data communication phone line(s) from the terminal location(s) to CSI's computer center.

AVAILABILITY SCHEDULE -

CSI will operate the on-line network over periods defined as follows *(NOTE: All times are Central Time.)*:

	ACCOUNT ACCESS & MEMO POSTING		DATA CAPTURE NEW ACCOUNTS ETC.	
	BEGIN	END	BEGIN	END
ALL WEEKDAYS EXCEPT FRIDAY	7:00 a.m. -	5:30 p.m.	7:00 a.m. to	5:00 p.m.
FRIDAY	7:00 a.m. -	7:00 p.m.	7:00 a.m. to	9:00 p.m.
SATURDAY	7:00 a.m. -	5:30 p.m.	7:00 a.m. to	5:00 p.m.

The on-line files will be refreshed during the early morning hours usually between midnight and 7:00 a.m. These files will be cutover to the new day as they become available.

Data capture of new accounts, etc., will be available during the hours as defined in the chart above. At the hour as stated above we will cutover the capture to a new day such that anything entered after the cutover hour will automatically be stored for the next processing day.

CSI agrees to devote its best efforts to having the system available according to the above schedule but cannot guarantee immediate and uninterrupted access through the on-line computer system during the specified times. It will be necessary to make an exception to the availability schedule for routine and emergency hardware and software maintenance, project testing, etc. The Customer agrees that off-line back-up procedures are necessary in the event that the on-line system is not available and further agrees to make provisions for such back-up procedures.

DATA PREPARATION, TRANSMISSION & CAPTURE -

The accuracy of data transmitted through the on-line network and captured on CSI's equipment is the responsibility of the Customer. CSI agrees to provide reasonable controls and audit trails of such data but cannot guarantee complete no-fail processing of such data. The Customer agrees that audit trail of transactions from its own equipment is necessary and further agrees to provide such audit trail. The Customer is responsible for the software necessary to operate the terminal(s) and to provide message formats acceptable to CSI's data capture network requirements.

EQUIPMENT -

The Customer agrees to pay for all equipment and data communication phone line(s) necessary to connect to CSI's computer. Such equipment may include, but not necessarily be limited to terminal devices for the entry and retrieval of data, modems for connecting to the phone lines, controllers, concentrators and multiplexers as may be necessary by the Customer's desire to have more terminals or as necessitated by the choice of terminals or as dictated by response time requirements. It is understood that the expansion of the terminal and related equipment is at the option of the Customer as it relates to its convenience and method of doing business. However, the selection of brand of terminal equipment and the message formats of the equipment at the Customer's location(s) must be approved by CSI for compatibility.

CHARGES -

Charges will be made monthly for services rendered the prior month. Number of accounts will be those on file at the end of the month. All invoices are payable ten days net.

Pricing will be as follows:

Conversion Fee:

Phone Line Installation Charges - Actual costs from telephone company. (Quote provided will be based upon needs.)

On-Line Processing Fees :

Per Account on the On-Line Data Base (DDA and Savings accounts must be on-line as a minimum.)	$	.05
First 100 on-line terminals	$	22.50 ea.
Terminals 101 - 200	$	18.00 ea.
Terminals 201 and over	$	15.00 ea.
Extended Hours Coverage Option Per On-Line Data Base Account	$	.01

Extended Coverage includes On-Line usage and access for Sunday. Data Capture, New Accounts, etc., after normal hours, as outlined in the Service Description section, will be posted on the next business day's update.

CSI will coordinate the installation of telephone circuits to the appropriate telephone service supplier, will receive billing for that service and re-bill the applicable cost to the Customer on a monthly basis.

CIF CONVERSION PREPARATION -

The Customer agrees to provide adequate manpower to review CIF scrub listing and to make corrections for compliance with CIF standards via the on-line system in a timely manner. CSI agrees to perform its automated CIF scrub routines twice and to provide the scrub listings to the Customer. In addition, CSI will provide instruction to Customer personnel to assist in the conversion process.

(continued on back)

Computer Services, Inc.
Supplemental Data Processing Agreement
EZ Spec / URSA "Report Writer"

PROCESSING SCHEDULE -

Report Writer will be available Monday through Saturday, excluding bank holidays. Report files will be accessible in a minimum of 15 minutes for individual applications and 30 minutes for relational reporting. Relational non-scheduled reports (reports generated from data in multiple applications) will be available after the first five (5) working days of the month.

Reports generated from data in individual application files may be produced on Demand or by using the Pre-scheduled option, which is a re-occurring report or a report scheduled for a future date. All individual application reports produced from EOM files must be Pre-scheduled (or pay a surcharge, see non-scheduled reports below), and will be available no later than 8:00 a.m. CT on the second business day following month end.

CHARGES -

Charges will be made monthly for services rendered the prior month. All invoices are payable ten days net.

Pricing will be as follows:

Processing Fees:

Monthly Bundle (25 Reports)	$ 200	*(must be established in the Bank Control Record)*
Reports in Excess of Bundle Limits	$ 10	*per Report*
If Bundle Pricing not in effect	$ 50	*per Report*
Non-Scheduled reports on first working day of the month	$ 100	*per Report*

BASIC PROCEDURES -

Reports will be customized and written in bank and printed in bank. Report specifications can be saved in private directories. Options are available for flexible report formats and sorting, headings, field formatting and mathematical formulas. Reports can be scheduled to run on a re-occurring basis, a future date, overnight, and same day.

REPORT SCHEDULE -

Same Day
Overnight
Future Date
Re-occurring

Computer Services, Inc.
Supplemental Data Processing Agreement
Magic Line Interchange Processing

SERVICE DESCRIPTION -

CSI will provide computer equipment and software to permit Customer, who is a user of the CSI Proprietary On-Line ATM Processing or Card Issue Only service, to share transactions with other institutions in various network interchanges under agreement Customer has entered with Magic Line.

BASIC PROCEDURES -

Interchange transactions will be processed through Customer's Magic Line Devices (i.e. ATMs/POS terminals) and/or authorized against Customer's data files by CSI. Customer's interchange transactions will be reported and a settlement of Customer's net position with the interchange will be entered through the Federal Reserve System under the ACH Service on a daily basis. Customer's net settlement position will be calculated from data provided by Magic Line and/or its agent to CSI. CSI cannot guarantee the accuracy of the data provided by Magic Line or Magic Line's agent and the resulting settlement position calculation and therefore assumes no responsibility for the accuracy of the data furnished to CSI by Magic Line. Customer hereby agrees to indemnify and hold CSI harmless from any error or omission and the damages resulting therefrom if it is reasonably determined that the error or omission was a result of errors in data furnished to CSI.

CHARGES -

Charges will be made monthly for services rendered the prior month. All invoices are payable ten days net.

Pricing is as follows:

$ .08	Per Interchange Transaction
$ 215.00	Interchange/Interface Support

Pro-rata Share of Federal Reserve Net Settlement Cost

PENALTIES -

The Customer acknowledges that various networks may assess penalties for non-compliance with network standards as defined from time to time in their operating rules. Customer further acknowledges its liability for penalties assessed against itself or CSI because of Customer's failure to comply with the network standards.

Computer Services, Inc.
Supplemental Data Processing Agreement
Visa Check Card Processing

SERVICE DESCRIPTION

CSI will provide computer equipment and software to permit Customer, who is a user of the CSI Proprietary On-Line ATM Processing or Card Issue Only service, to perform debit transactions on Visa designated devices. These transactions will be controlled by the Operating Rules of Visa as to type and duration of service. Customer agrees to be responsible for complying with all Visa rules and regulations as they may apply to Customers use of this service.

BASIC PROCEDURES

Visa debit transactions will be authorized against Customer's data files by CSI. CSI will provide holds, transaction matching, and funds settlement for the debit transactions. Customers debit transactions will be reported and a settlement of Customer's net position with Visa will be entered through the Federal Reserve System or an account with a financial institution, designated by CSI, under the ACH Service on a daily basis. Customer's net position will be calculated from data provided by Visa and/or its agent to CSI. CSI can not guarantee the accuracy of the data provided by Visa or Visa agent and the resulting settlement calculation and therefore assumes no responsibility for the accuracy of the data furnished to CSI by Visa. Customer hereby agrees to idemnify and hold CSI harmless from any error or omission and the damages resulting therefrom if it is reasonably determined that the error or omission was a result of errors in data furnished to CSI.

PASS THROUGH CHARGES

Customer agrees to pay all one time and monthly recurring charges from Visa for use of the Visa Check Card service. From time to time Visa may require changes.
Any expenses that CSI may incur because of Visa required product changes may be prorated and charged to the CSI product user base.

Customer agrees to pay all one time and monthly recurring charges from EFTI or other CSI designated organization for Visa sponsorship and Visa quarterly report preparation.

CHARGES

One time charges are due and payable upon supplemental signing.

$2500	Implementation and Setup

Charges will be made monthly for services rendered the prior month. All invoices are payable ten days net.

$.16	Per Transaction
$.18	Per Card Account File
$200	Monthly Minimum

Exception Item Handling:

$ 2.00	Per Draft Retrieval Request/Fee Collection Item
$ 5.00	Per Outgoing Chargeback/ Presentment
$ 3.00	Per Incoming Chargeback/ Presentment
$20.00	Lost/Stolen Card Report

These exception item charges are for CSI handling/data-entry of exception items.

PENALTIES

The Customer acknowledges the Visa network may assess penalties for non-compliance with network standards as defined from time to time in their operating rules. Customer further acknowledges its liability for penalties assessed against itself or CSI because of Customer's failure to comply with the network standards.

EXHIBIT NO. 6(b)(i)

FINANCIAL INSTITUTION SERVICES AGREEMENT

This Agreement, made and entered into this 15th day of January, 2001, by and between Settlers Bank, 115 Third Street, P.O. Box 755, Marietta, Ohio 45750, a financial institution ("FI"), and Prime Solutions Securities, Inc., 17601West 130th Street, Suite 7, Cleveland, Ohio 44133, a registered broker/dealer ("BD").

WITNESSETH:

WHEREAS, FI desires to provide its customers with broker/dealer services on the premises of FI; and

WHEREAS, Prime Solutions Securities is a registered broker/dealer in the business of providing fully disclosed broker/dealer services to customers through its Registered Representatives; and

WHEREAS, BD desires to establish and monitor operations of a Branch Office ("Branch Office") of Prime Solutions Securities on the premises of FI in accordance with the terms of this Agreement (the "Program").

NOW, THEREFORE, for good and valuable consideration and in consideration of the mutual covenants and agreements made herein, FI and BD hereby agree as follows:

1. TERM: OPENING OF BRANCH OFFICES AT FI LOCATIONS.

This Agreement shall continue for a period of one (1) year from the date first written above (the Primary Term), and shall renew automatically for additional one (1) year period unless written notice is given by either party to the other stating the party's intention not to renew and said notice shall have been given at least sixty (60) days prior to the expiration of the then current term of this Agreement or unless terminated as set forth in the termination provisions in this Agreement. As soon as practical after the date of this Agreement, BD shall assist FI in opening and monitoring operations of such on-site BD Branch Offices at such FI locations as the parties may determine from time to time.

2. BRANCH OFFICE OPERATIONS.

a. All Branch Office operations with respect to services offered and provided to customers shall be conducted solely in accordance with the terms of this Agreement hereafter known as the Program. No changes or modifications to the Program shall be made or implemented without the prior written approval of BD. Any change in the Program which BD deems necessary or desirable to maintain or effect compliance with applicable laws, rules or regulations or otherwise desirable in connection with Branch Office operations shall be promptly implemented. All policies, procedures and instructions of BD made in accordance with this Agreement or in exercise of BD Branch Office supervisory functions shall be promptly implemented.

b. The opening and carrying of each customer account shall be initially approved by the Dual Employee ("DE") of BD and FI who shall also be a Registered Representative of the BD and the DE shall promptly forward all appropriate information regarding each new account to BD. No customer account at any Branch Office shall be opened or maintained unless and until BD shall have given its final approval, which it shall not unreasonably withhold, for the opening and maintenance of such account.

c. Mailing of any general or pre-printed correspondence, communication, solicitation materials, advertising or other written or printed communication respecting investments from any Branch Office, or the business of any Branch Office shall be undertaken from a Branch Office only after such communication shall have been approved in writing in advance by BD. All individualized correspondence shall be approved in advance by BD. All such communications to Branch Office customers shall include, in the discretion of BD, the names of BD and FI, in accordance with and subject to the regulations and policies of the Securities and Exchange Commission ("SEC"), National Association of Securities Dealers, Inc. ("NASD"), applicable state securities laws and regulations ("State Law") and applicable bank regulatory requirements.

d. The DE of each Branch Office shall promptly forward to BD all data and documents, including, but not limited to, new account forms, orders, cash account agreements, all mutual fund and partnership applications and other data and documents, as shall be necessary or appropriate to permit BD to review and approve the opening and carrying of each Branch Office customer's account and which will enable BD and/or the clearing broker/dealer selected by BD to service Branch Office customers.

e. All Program brokerage and securities related activities of Branch Offices shall be conducted through BD Registered Representatives. The DE shall be the Registered Representative.

f. No Branch Office shall handle any customers' funds or securities. All general securities transactions for Branch Office customers shall be effected through clearing brokers designated by BD. In connection with each general securities transaction, the customer shall forward all original stock certificates and other instruments and all funds directly to the clearing broker/dealer involved in such transaction. In connection with each subscription-type investment, the customer shall forward all instruments and all funds directly to the issuer involved in such transaction.

g. All Branch Office operations shall be conducted in accordance with federal securities laws, rules of the SEC and NASD, State Law and applicable bank regulatory requirements. All customer complaints or errors with respect to customer accounts shall promptly be reported by the Registered Representative (DE) to the BD.

h. The DE shall be available on a scheduled full-time basis to provide services to FI customers.

i. The Registered Representatives implementing the Program shall at all times be Dual Employees of BD and FI.

j. No Branch Office or DE operating at a Branch Office shall engage in any options or commodity activity except at the specific request of Branch Office customers and with the express prior approval of BD.

3. <u>PRIME SOLUTIONS SECURITIES OBLIGATIONS AND SERVICES.</u>

a. BD will provide through its Registered Representatives brokerage services for the depositors and other customers of FI and the general public at the Branch Offices on a full-time basis. Each office will be managed by an NASD Series 24 licensed registered principal who shall be designated as the Branch Office Manager. Each Registered Representative shall enter into a licensing agreement with BD that outlines the DE relationship. Through the Branch Offices, BD shall provide the following products in accordance with the Program:

(1) Equity Securities
(2) Debt Securities
(3) Open-end/Closed-end Mutual Funds
(4) Public Limited Partnerships
(5) Life Insurance and Annuities

b. BD at its expense shall be responsible for supervising the Program customer operations of the Branch Offices in accordance with applicable federal securities law, rules of the SEC and NASD and State Law and applicable bank regulatory requirements. Such responsibility shall include review of all Program marketing, advertising and promotional materials.

c. BD shall be responsible for the training and supervision of Registered Representatives (DE) to the extent of their securities related activities in implementing the Program.

d. BD agrees to provide at its expense to the Branch Offices pursuant to the Program, all necessary back office operations for the Branch Offices, including order processing with respect to stocks and bonds, recording of orders, participation in appropriate selling agreements with vendors to which BD is or in the future is a party; assistance in resolving Branch Office customer account problems; and such other basic back office services as are reasonably necessary for the operation of the Branch Offices and which BD generally provides its customers and/or Registered Representatives in the conduct of BD's business. BD retains the right to terminate any Registered Representative.

e. BD shall arrange at its expense, subject to the responsibilities of FI as set forth in 4c below, for the training of Registered Representatives in the Program.

f. Records shall be maintained at the Branch Office of BD. FI and its regulators shall have access to such records as required from time to time.

g. BD agrees to carry out all of the responsibilities of Branch Manager for effective operation of the Program.

h. BD agrees that any information obtained from FI shall be used only in conjunction with the marketing of services for and on behalf of the Program.

i. BD shall arrange to meet with customers of FI on a scheduled part-time or appointment basis.

j. BD agrees to maintain and preserve all Branch Office records at the designated Branch Office.

k. BD agrees to supervise any other Registered Representatives who are also participating in the Program at FI and ensure that they abide by the terms of this Agreement.

l. BD shall allocate all orders received from FI customers to FI and shall fully cooperate with FI in its monthly review of FI customer transactions.

m. BD shall grant FI access upon demand to inspect and copy all of its books and records relating to FI and non FI Branch Offices and any other offices where it transacts customer securities business for purposes of ascertaining that all transactions of FI customers have been allocated to FI. FI may make such inspection by use of agents or accountants.

n. BD shall forward to FI all fees and commissions, less 15% and $500.00 per month lease payment, generated by the Registered Representative (DE) for credit to the advance payment made by the FI to the DE for base salary, commissions, and fringe benefits up to an amount equal to the total advance payments made to the DE by the FI. Any additional amounts will be paid to the DE directly.

4. SETTLERS BANK OBLIGATIONS AND SERVICES.

The obligations and services to be provided by FI under this Agreement shall consist of the following:

a. Branch Offices shall be established and located at a physically separate area of each FI location. FI shall provide at FI's expense the office facilities, furnishings, computer equipment, telephones and other office support facilities and services necessary for the efficient operation of each Branch Office. FI shall use its best efforts to maintain total separation of its business from the business of the Branch Offices, including separation of physical area and sign locations.

b. Any marketing, advertising or promotion of the Program which FI wishes to do independently of BD marketing, advertising and promotion, shall first be reviewed and approved in writing by BD, and all costs incurred by FI for such independent marketing, advertising and promotion shall be paid by FI.

c. Except as otherwise expressly set forth in this Agreement, FI shall be solely responsible for the payment of all expenses of operation of the Program at Branch Offices, including: (i) all telephone expenses of each Branch Office; (ii) all travel and lodging costs associated with training of FI employees in the Program and meetings of FI employees held in connection with the Branch Office operations; (iii) all stationary, postage, business cards and collateral material and supplies required for the Program; and (iv) all payroll functions for DE.

d. FI agrees to provide to BD customer account information essential to the successful functioning of the Program and this Agreement to the extent permissible under applicable Federal and State regulations now or hereafter in effect. Such customer account information shall include customer name, address, telephone number and any documents relating to Program brokerage accounts, excluding any customer financial information pertaining to said customer banking or non-brokerage activities. If not inconsistent with applicable Federal and State regulations such information shall be provided to the on-site Registered Representative (DE) and such information shall be used only by said Registered Representative in conjunction with the marketing of services for and on behalf of the Program.

e. Subject to applicable Federal and State law, FI agrees to notify BD of material adverse events in the accounts of FI customers who are also Branch Office customers.

f. FI agrees that with respect to securities issued or offered by FI and with respect to securities issued or offered by any corporation or other business having a lending relationship with FI, that BD has established a "no recommendation policy" with respect to such securities and that any transactions related to such securities shall be on a non-solicited basis only.

g. FI agrees that all information, materials, records and any other documents or data associated with the Program are confidential and proprietary in nature and shall not be used by FI or disclosed to any person or entity by FI or its employees except as necessary in operation of the Program at the Branch Offices.

h. FI agrees that all Registered Representatives (DE) shall abide by all applicable federal securities laws, rules of the SEC and NASD, State Law, and applicable bank regulatory requirements, as well as BD policies. FI shall not interfere with the Registered Representative's compliance with said rules, regulations and policies. FI does not hereby accept any responsibility for enforcement or any other measure to insure compliance with the said regulations and/or policies.

i. FI shall review with BD on a monthly basis transactions effected for FI customers to determine their proper allocation to FI under this Agreement.

5. ACCESS TO RECORDS.

FI agrees to permit any officer or authorized designee of BD and at BD's request, any representative of any governmental agency, exchange or association having regulatory jurisdiction over the affairs of BD or the Branch Office, or any firm of independent accountants retained for the purpose of conducting an audit of the financial affairs of BD, full and complete access to and the right to inspect and to receive copies of any and all books and records relating to any Branch Office. Each party shall give the other prompt notice of any governmental agency, exchange or association request for such access and at the request of BD shall coordinate all such inquiries and responses with BD. FI further agrees that at BD's request, Branch Office books and records may be inspected at any time by any duly authorized representative of any registered "Clearing Agency" as defined in Section 3(a) (23) (A) of the Securities Exchange Act of 1934.

6. CONFIDENTIALITY.

BD agrees that all customer account information obtained by BD from FI is confidential and proprietary in nature and that said information shall not be divulged by BD to any third parties or used in any manner other than in connection with Branch Office operations.

7. INDEMNIFICATION.

Indemnification between the parties under this Agreement shall be as follows:

a. FI agrees to indemnify and hold BD harmless from any and all liability, damages, claims, costs or action (including attorneys, accountants, paralegal fees and expenses) to which BD may become subject involving any failure or alleged failure by FI or its employees to perform any of FI's obligations to BD under this Agreement or any act or omission of FI or its employees in connection therewith or otherwise.

b. BD agrees to indemnify and hold FI harmless from any and all liability, damages, claims, costs or action (including attorneys, accountants, paralegal fees and expenses) to which FI may become subject arising out of any failure or alleged failure by BD, Registered Representatives (DE) or employees to perform any of BD's obligations to FI under this Agreement or any act or omission of BD or its employees in connection therewith.

c. The parties agree that upon receipt of any claim or notice of any action, prompt written notice of such claim or action shall be communicated to all parties to this Agreement. Upon assumption by any party of the defense of a claim or action by counsel reasonably acceptable to the indemnified party within the scope of its indemnity, such party shall not thereafter be responsible for legal, accounting or paralegal expenses of the indemnified party. Any indemnified party may at its own expense retain counsel and the indemnifying party and its counsel shall reasonably keep informed any such additional counsel selected by an indemnified party.

8. COMPENSATION.

BD shall compensate FI for its Branch Office through the utilization of a Lease Agreement (Exhibit B).

9. TERMINATION OF AGREEMENT.

a. In the event any of the following shall occur, this Agreement may be terminated by any party upon notice to all other parties:

(i) BD or FI liquidates or dissolves its operations.

(ii) BD or FI files a voluntary petition in bankruptcy, makes an assignment for the benefit of creditors, has an involuntary petition in bankruptcy filed against it.

(iii) A receiver or trustee is appointed for the purpose of managing a significant portion of the property and/or affairs of BD or FI.

b. In the event any party shall breach or be in default of any of the terms of this Agreement and such breach or default shall not be cured or resolved within ninety (90) days from the date written notice of such breach or default is given to such party, then this Agreement may be terminated at the end of such ninety (90) day period by the party giving notice of such breach. In the event such breach or default involves a violation of federal securities laws, SEC or NASD rules or State Law, BD policies or decisions and applicable bank regulatory requirements made by BD in exercise of its supervisory responsibilities, BD may elect to immediately cease all Branch Office operations upon notice to FI until such time as such violation is cured, and BD may immediately suspend or terminate any Registered Representative (DE) involved in such violation from further participation in Branch Office operations. In the event such violation is not cured to BD's satisfaction within ninety (90) days of such notice this Agreement may be terminated as described above. BD's right to terminate may be applied to particular Branch Offices in the discretion of BD.

c. In the event the SEC, NASD, any state securities agency, and/or other regulatory agency with responsibility for generally supervising the operations of FI or BD disapproves of the Program or its implementation as described in this Agreement in any material respect, and continuing with the Program would subject either party in its reasonable judgment to material risk of liability or adverse consequence, such party shall immediately suspend its operations until such time as the Program has been modified to conform with the requirements of such disapproving regulatory agency. If such modification is not implemented within ninety (90) days, then any party may terminate this Agreement upon notice to the other parties.

Such disapproval shall include any material change in the SEC's position taken in its no action letters to BD, copies of which have been received by all parties.

d. All indemnities shall survive termination of this Agreement. Upon termination, all lease payments to be made under this Agreement shall be accounted for as of the date of termination and no further business shall be transacted subsequent to the date of termination. Settlement for any business transacted up to and including the date of termination shall be made on the immediately following semi-monthly payment date subject to the commissions and fees being received by BD.

e. In addition to the foregoing provisions for termination, this Agreement may be terminated by any party without cause, upon giving sixty (60) days advance written notice to the other party.

10. <u>BD MATERIALS AND PRODUCTS</u>.

All materials, manuals, products, literature and any other documentation provided by BD to FI shall be and remain the property of BD.

11. <u>RESTRICTIVE COVENANTS</u>.

FI agrees to not directly or indirectly offer any other brokerage service during the term of this Agreement without the express written consent of BD.

12. <u>NOTICES</u>.

Any notices required to be given under the terms of this Agreement shall be delivered personally with an acknowledgement of receipt or delivered by certified mail, postage prepaid or telex or telegram to the address as set forth below:

SETTLERS BANK
P.O. BOX 755
115 THIRD STREET
MARIETTA, OH 45750

PRIME SOLUTIONS SECURITIES, INC.
17601 WEST 130TH STREET
SUITE 7
CLEVELAND, OH 44133

Any party may from time to time change its above-designated address by giving written notice to the other parties of such change.

13. **BINDING AGREEMENT.**

This Agreement constitutes the entire understanding between FI and BD as to the matters described herein and may be amended only in writing signed by the parties. This Agreement shall be binding upon and inure to the benefit of the parties, their successors, administrators and assigns.

14. **ASSIGNMENT.**

This Agreement shall not be assigned by any party without the prior written consent of the other parties.

15. **INVALIDITY OF TERM.**

If any of the terms of this Agreement are determined to be invalid by any court or agency of competent jurisdiction, such invalidity shall have no effect on any of the other terms of this Agreement and such other terms shall remain valid, binding and in full force and effect.

16. **MISCELLANEOUS.**

a. This Agreement shall be construed according to the laws of the State of Ohio.

b. Any disputes under this Agreement, including interpretation of its terms and conditions, and any rights and obligations of the parties hereunder shall be arbitrated in accordance with the Rules of the National Association of Securities Dealers with such arbitration to occur in Cleveland, Ohio if BD so elects.

c. All obligations of the parties herein with respect to matters through the date of termination of this Agreement shall survive the termination of this Agreement.

d. The schedule attached is subject to change upon thirty (30) days written notice.

IN WITNESS WHEREOF, the parties have signed this Agreement on the dates as shown below.

SETTLERS BANK

By: [signature] Date: January 15, 2001

Name: James A. Meagle, Jr.
Title: President and CEO
FI's Tax ID#: 31-1657203

PRIME SOLUTIONS SECURITIES, INC.,
an Ohio Corporation

By: [signature] Date: January 15, 2001

Name: Victor L. Bull
Title: President

EXHIBIT A

MESIROW CLEARING AND BROKERAGE CHARGES

This Schedule sets forth the clearing charges and brokerage charges for transactions executed through a BD clearing broker.

This Schedule is subject to change upon thirty (30) days notice.

		Order	Variable Charge
Listed:			
	Stocks	$23.50	+$0.015/share (Market orders 1-4,999 shares) +$0.025/shares (Limit orders 1-4,999 shares) or +$0.015/share (Market or Limit 5000 shares and over)
	Bonds	$25.00	
	Options	$18.00	+$1.60 (options trading at less than $1.00) +$1.75 (options trading at $1.00 or more)
OTC Agency:			
	Stocks	$23.00	
	Bonds	$25.00	
OTC Principal:			
	Stocks	$35.00	
	GNMA, Muni, Corporate, Treasury	$35.00	
	Unit Trusts	$35.00	
Option Exercise:		$23.50 Equity $300.00 Currency	
Syndicate		$35.00	
Mutual Funds:		$25.00	
	Exchange Fee	$10.00	

EXHIBIT NO. 6(c)

LEASE

THIS AGREEMENT, entered into at Marietta, Washington County, Ohio, on this, the 20th day of January, 2000, by and between **Settlers Bank**, an Ohio corporation, having its principal business office at 115 Third Street, P.O. Box 755, Marietta, Ohio 45750, (hereinafter 'LESSOR"), and **Interim Healthcare of the Upper Ohio Valley, Inc.**, having its principal business office at 1509 Main Street, Wheeling, West Virginia 26003 (hereinafter "LESSEE").

WITNESSETH that in consideration of the mutual covenants hereinafter set forth, LESSOR does hereby let and lease unto LESSEE the Premises for the term and at the rental rate set forth upon the following provisions, each of which shall be both covenants and conditions, and LESSOR and LESSEE covenant and agree to abide by and perform each and every provision hereof.

1. **Premises.** Hereinafter referred to as "Premises", 2,100 square feet located on the second floor of Settlers Bank, 115 Third Street, Marietta, Ohio, to include five (5) permanent parking places in the lot adjoining the building at that location to be assigned by the LESSOR.

2. **Term/Option to Renew.** TO HAVE AND TO HOLD unto LESSEE for a term of three (3) years, commencing February 1, 2000, and ending January 31, 2003. The rental amount for the initial term shall be as follows:

2000	$3,030.00
2001	$3,030.00
2002	$3,030.00
2003	$3,030.00

3. **Rent and Utilities.** LESSEE agrees to pay as rent to LESSOR at 115 Third Street, P.O. Box 755, Marietta, Ohio 45750, for the above amounts as set forth above on the first day of each successive month beginning February 1, 2000 and continuing monthly until the end of the lease term.

LESSOR shall be responsible for the payment of electric, gas, water and sewer; as well as taxes and assessments. LESSEE shall be responsible for payment of phone and telecommunications lines.

4. **Maintenance, Cleaning and Repair of Premises**. LESSOR, at its expense, shall maintain all portions of the Premises, structural, electrical, plumbing, doors, door hardware, offices, windows, heating and air conditioning units and ducts. LESSEE at its expense shall be responsible for cleaning of the Premises.

5. **Alterations, Additions and Improvements**. Except as specifically permitted in writing in advance, which permission shall not unreasonably be withheld, LESSEE shall not construct improvements upon the Premises, demolish improvements upon the Premises, or make additions to, or structural changes or alterations upon any or all of such improvements set or other improvements upon the Premises. Such work as may be permitted shall be performed in a good and workmanlike manner at the sole expense of LESSEE. LESSEE shall not permit, create, incur, or impose or cause or suffer others to permit, create, incur, or impose any lien or other obligation against the Premises or LESSOR by reason of any work upon the Premises, and LESSEE agrees to hold LESSOR harmless from any and all claims or demands of any contractor, subcontractor, materialman, laborer or any third person against the Premises or LESSOR relating to any work thereon. Any improvements or additions upon the Premises shall at the expiration of this Lease be deemed as part of the Premises, and shall be surrendered to the LESSOR in good condition and repair, reasonable wear and tear and damage by fire or other casualty not occurring through the neglect or fault of LESSEE excepted. The provisions of this paragraph shall not apply to such items as are ordinarily designated as equipment, furnishings, furniture, trade fixtures, temporary partitions or similar installations which may from time to time be installed upon the Premises. Any temporary partitions or similar installations shall be of comparable quality and finish as exists at time of taking of possession of the Premises.

6. **Trade Fixtures**. During the term of this Lease, LESSEE may install such fixtures, equipment, and appliances as may be reasonable necessary for the conduct of its business upon the Premises. LESSEE agrees that it will not create, incur or impose any lien or obligation against the Premises of LESSOR by reason of the installation herein authorized. LESSEE agrees to hold LESSOR harmless from any and all claims and demands of third persons in any manner relating to such installation. LESSEE shall be permitted signs on the Premises with the prior approval of LESSOR, which signs shall conform to all applicable laws, ordinances, and regulations. LESSEE shall be responsible for the proper maintenance and repair of said signs.

7. **Indemnification of LESSOR**. LESSEE agrees to protect and save LESSOR harmless from any penalty, damage, or charge imposed for any violation of any laws or ordinances by LESSEE. LESSEE further agrees to protect and save LESSOR harmless from and against any and all claims, and against any and all loss, damage, expense, liabilities, demands, and causes of action, and any reasonable expenses (including attorney fees) incidental to the defense thereof by LESSOR, arising out of any failure of LESSEE in any respect to comply with and perform all of the requirements and provisions of this Lease, and against any and all loss, damage, expense, liabilities, demands, and causes of action, and any reasonable expenses (including attorney fees) incidental to the defense thereof by LESSOR resulting from injury or death of persons or damage to property of LESSEE, its agents, employees, and invitees, occurring on the Premises or on the adjoining sidewalks, streets, alleys, or ways, or in any manner directly or indirectly relating to the use and occupancy, including permitted repairs and alteration, or disuse of the Premises, or any part thereof, or any improvements now or hereafter located thereon by LESSEE or any person holding under LESSEE, or any easements appurtenant thereto or to which such Premises may be subject.

LESSOR agrees to protect and save LESSEE harmless from any penalty, damage, or charge imposed for any violation of any laws or ordinances by LESSOR. LESSOR further agrees to protect and save harmless LESSEE from and against any and all claims, and against any and all loss, damage, expense, liabilities, demands, and causes of action, and any reasonable expenses (including attorney fees) incidental to the defense thereof by LESSEE arising out of any failure of LESSOR in any respect to comply with and perform all of its requirements and provisions of this Lease.

8. **Insurance**. LESSEE shall keep in effect, at its sole expense, a comprehensive general liability policy or policies covering the Premises and providing coverage with limits and in a manner satisfactory to LESSOR. LESSOR shall be an additional insured on such policy, such policy shall be in a form satisfactory to LESSSOR and a copy of such policy, or a certificate thereof, shall be deposited with LESSOR at all times during the pendency of this Lease or any renewals or extensions hereof.

9. **Fire Insurance**. The LESSOR agrees to keep the Premises and all buildings and improvements thereon insured with fire and extended coverage insurance at LESSOR'S expense.

10. **Mutual Waiver of Subrogation**. LESSOR and LESSEE hereby waive all rights of recovery and causes of action which either has or may have or which may arise hereafter against the other, whether caused by negligence, intentional misconduct or otherwise, for any damage of Premises, property, or business caused by any of the perils covered by fire and extended coverage, building, and contents, and

business interruption insurance, or for which either party may be reimbursed as a result of insurance coverage affecting any loss suffered by it; provided, however, that the foregoing waivers shall apply only to the extent of any recovery made by the parties hereto under any policy of insurance now or hereafter issued, it being stipulated by the parties hereto that the waivers shall not apply in any case in which the application thereof would result in the invalidation of any policy of insurance.

11. **Damage or Destruction of Premises**. If the Premises shall be so damaged or injured by the elements or any other casualty at any time during the term of this Lease so as to render all or any part of the Premises untenantable, LESSOR shall promptly undertake to restore the Premises to its former condition, using insurance proceeds to complete such restoration as expeditiously as possible. If restoration is not or cannot be completed within ninety (90) days, LESSOR shall notify LESSEE within fifteen (15) days of the date of the occurrence of the casualty, the LESSEE shall be entitled to terminate this Lease as of the date of said damage or injury by notice in writing to such effect to the LESSOR. In case LESSEE does not so elect to terminate this Lease as of the date of such damage or injury, LESSEE agrees to notify LESSOR in writing to such election. In the event of termination, the rental hereunder shall be prorated, and paid or refunded, as the case may be, as of the date of said damage or injury. If, during the period between the happening of such damage or injury and the completion of such repair or restoration, LESSEE is deprived of the occupancy of all or part of the Premises, then to the extent that LESSEE may be unable reasonably to conduct its reasonable business therein, LESSEE shall receive a proportionate reduction from its rental obligation hereunder corresponding to the time during which and the portion of said Premises from which LESSEE shall have been so deprived. In no case shall LESSOR be liable to LESSEE for lost business.

12. **Eminent Domain**. If all or any part of the Premises are taken by the exercise of the power of eminent domain, or sold under the threat of eminent domain, this Lease shall automatically terminate as of the date possession is taken by the condemnor with no liability on the part of LESSOR. The entire compensation award shall belong to LESSOR and LESSEE shall have no interest therein. Notwithstanding the foregoing, LESSEE shall have the right to pursue a separate claim against the condemnor for relocation and moving expenses as well as other costs resulting from the taking of the Premises.

13. **Condition of Premises**. LESSOR agrees to deliver the Premises to LESSEE in clean condition and with all heating, plumbing, and electrical systems in working order. LESSEE will have

examined the condition of the Premises and upon possession LESSEE acknowledges same to be acceptable and further acknowledges that no representations other than those contained herein have been made by LESSOR or LESSOR'S agents.

14. **Use in Compliance with Law and Rules**. LESSEE shall use and occupy the Premises and appurtenances thereof in a careful, safe, and lawful manner without disturbing others and will comply with the directions of all public officers and governmental bodies having jurisdiction thereof respecting the use of said Premises and respecting the condition of said Premises.

LESSEE shall keep, observe, and conform with such reasonable rules and regulations as LESSOR may from time to time reasonably adopt regarding the care, appearance, and cleanliness of the Premises, the preservation or order therein and the safety of the occupants.

15. **Debris, Outside Storage and Snow Removal**. All rubbish and debris shall be stored in suitable containers. There shall be no refuse, debris, equipment, inventory, or supplies of any kind or nature whatsoever stored outside the Premises. LESSOR shall provide all snow removal service as necessary.

16. **Entry for Inspection**. LESSOR, its representatives, its mortgagees, and their representatives, shall have the right, during business hours, upon reasonable notice, to enter upon the Premises for the purpose of examining and inspecting the same and of showing the said Premises to prospective tenants or purchasers, said inspection shall in no event unreasonably interfere with the business of LESSEE.

17. **Notices**. Any notice required or permitted under this Lease may be personally served or given and shall be deemed sufficiently given or served if sent by certified mail or personally delivered to the respective addresses set forth above; provided, however, that with respect to LESSEE, a copy of any such notice shall be sent to Interim Healthcare of the Upper Ohio Valley, Inc. at 1509 Main Street, Wheeling, West Virginia 26003. Either party may by like notice at any time, and from time to time, designate a different address to which notices shall be sent. Any payment required under this Lease shall be deemed made on the date mailed if sent by ordinary mail to the address of the recipient set forth above, provided, however, if any payment is by check it shall be deemed made on the date delivered or mailed, only if such check is paid by the bank upon which it is drawn upon presentation for payment.

18. **Warranty of Quiet Possession**. LESSOR hereby warrants and covenants that it has full authority to execute this Lease, and further agrees that LESSEE, upon paying rent and by performing in

full the covenants and conditions of this Lease by it to be kept and performed, may have and shall quietly have, hold, and enjoy the Premises during the term hereof.

19. **Assignment and Subletting**. LESSEE shall not assign this Lease nor sublet the Premises without the prior written consent of LESSOR, which consent shall not unreasonably be withheld or delayed. Not withstanding any such assignment, LESSEE shall remain primarily liable for all obligations of the LESSEE hereunder for the balance of the term or any extensions thereof.

20. **Remedies**.

(a) LESSOR may terminate this Lease on ten (10) days written notice to LESSEE upon the happening of any one or more of the following events:

(i) lateness of more than ten (10) days on any rental payment;

(ii) the making by LESSEE of any assignment for the benefit of its creditors;

(iii) the operation or supervision of the business conducted in the Premises by a creditor's committee or by any party other than the LESSEE;

(iv) the levying of a writ of execution or attachment on or against the property of LESSEE;

(v) the taking of any action for the voluntary dissolution of LESSEE or any act which creates a valid mechanic's lien or claim therefore against the land or building of which the Premises are a part;

(vi) if proceedings are instituted in a court of competent jurisdiction for the reorganization, liquidation, or involuntary dissolution of LESSEE, or its adjudication as a bankrupt or insolvent, or for the appointment of a receiver of the property of LESSEE, and said proceedings are not dismissed and any receiver, trustee, or liquidator appointed therein discharged within one hundred twenty (120) days after the institution of said proceedings;

(vii) the failure of LESSEE to perform any other of its covenants under this Lease for five (5) days after written notice thereof.

(b) Upon the termination of this Lease, by reason of the foregoing, LESSOR may re-enter the Premises with or without process of law, using such force as may be necessary, and remove all persons and chattels therefrom, and LESSOR shall not be liable for damages or otherwise by reason of re-entry or termination of the term of this Lease.

(c) In the event of any breach by LESSEE of any of the provisions of this Lease, LESSOR may immediately or at any time thereafter, without notice, cure such breach for the account and at the expense of LESSEE. If LESSOR at any time, by reason of such breach, is compelled to pay, or elects to pay, any sum of money or do any act which will require the payment of any sum of money, or incurs any expense, including reasonable attorney fees, in instituting or prosecuting any action or proceedings to enforce LESSOR'S rights hereunder, the cost thereof shall be paid by LESSEE to LESSOR upon demand.

(d) LESSEE will, at the expiration of termination of this Lease, yield up possession to LESSOR, and failing so to do, at LESSOR'S option, will pay for each day possession is withheld an amount equal to one hundred twenty-five percent (125%) of the amount of the daily minimum rent, computed on a thirty day month basis; provided, however, that LESSOR'S right to recover such liquidated damages shall not preclude LESSOR from recovering any greater amount of damages sustained by it or as otherwise allowed by law.

(e) Upon expulsion of LESSEE from the Premises by the LESSOR for default by LESSEE in the performance of any covenant, condition or provision hereof, the LESSOR may, at its option, lease the Premises and apply the money derived therefrom to the rent due or to become due hereunder. The LESSEE shall remain liable for and agrees to pay any deficiency. LESSOR shall be entitled to have and recover from LESSEE the monthly rents if the Premises are not let to another or any deficiency resulting from any lease to another provided LESSOR shall have exerted good faith efforts to relet Premises on equivalent rental terms.

(f) All rights and remedies of LESSOR herein enumerated shall be cumulative and none shall exclude any other right or remedy allowed by law or equity, and such rights and remedies may be exercised and enforced concurrently and whenever and as often as the occasion therefore arises. The failure or forbearance on the part of LESSOR to enforce any of its rights or remedies in connection with any default shall not be deemed a wavier of such default, nor a consent to any subsequent default. Any action taken by LESSOR under the provisions of this Lease, or to enforce the provisions of this Lease, or to declare a termination of LESSEE'S interest under this Lease, or to repossess itself of the Premises (whether through the medium of legal proceedings instituted for that purpose or otherwise), shall not, in any event, release or relieve LESSEE from its continuing obligations hereunder, including, without limitation, its continuing obligation to make all payments herein provided.

(g) In the event LESSEE shall properly incur any expenses as a result of LESSOR'S default in the performance of any of its obligations pursuant to this Lease, LESSEE is authorized to cure said default and to bill LESSOR for said expenses. In the event LESSOR shall fail to remit LESSEE'S billing, within thirty (30) days of said billing, LESSEE is hereby authorized to deduct said amounts from its rental payments.

(h) Notwithstanding any other provisions contained in this Lease, in the event LESSEE or its successors or assignees shall become insolvent or bankrupt, or it or their interests under this Lease shall be levied upon or sold under execution or other legal process, or in the event the depository institution then operating on the Premises is closed, or is taken over by any depository institution supervisory authority ("Authority"), LESSOR may, in either such event, terminate this Lease only with the concurrence of any Receiver or Liquidator appointed by such Authority; provided that in the event this Lease is terminated by the Receiver or Liquidator, the maximum claim of LESSOR for rent, damages, or indemnity for injury resulting from the termination, rejection, or abandonment of the unexpired Lease shall by law, in no event be in an amount equal to all accrued and unpaid rent to the date of termination.

(i) Notwithstanding any other provisions contained in this Lease, either LESSEE or LESSOR may terminate this Lease for any reason by giving the other ninety (90) days written notice.

21. **Holding Over by LESSEE.** If LESSEE holds over or remains in possession or occupancy of the Premises after the expiration of this Lease, such holding over or continued possession or occupancy, if rent is paid by LESSEE and accepted by LESSOR for or during any period of time LESSEE so holds over or remains in possession or occupancy, shall create only a tenancy from month to month at the last monthly rental and upon the same terms and conditions herein contained (other than the length of term), which may at any time be terminated by either LESSOR or LESSEE giving to the other thirty (30) days written notice.

22. **Surrender at Termination.** At the termination of this Lease for any reason, LESSEE shall quietly and peaceably surrender possession of the Premises (and any improvements located thereon) to LESSOR, maintained as herein provided and free from any and all claims thereto by LESSEE or any party holding under or by reason of LESSEE or LESSEE'S actions or omissions to act.

23. **Enforcement Costs.** LESSEE shall pay all reasonable costs, attorney fees, and expenses that may be incurred by LESSOR in enforcing any of the provisions of this Lease.

24. **Payments to be Additional Rental.** All payments to be made by LESSEE hereunder, whether or not designated as rental, shall be deemed rental, so that in default of payment when due, the LESSOR shall be entitled to all of the remedies available at law or equity, or under this Lease, for the non-payment of rent.

25. **Interest.** All rent and other payments to be made hereunder by LESSEE to LESSOR shall bear interest to be paid by LESSEE from and after the due date thereof to the date of payment at the rate of one and one-half percent (1-1/2%) per month.

26. **Subordination.**

(a) At LESSOR'S option, this Lease shall be and is subordinated to any existing mortgages covering said Premises, or any extension or renewal thereof, and LESSOR'S right to sell said Premises (subject to the terms of this Lease) and to any new mortgages which may be placed thereon from time to time; provided, however, that anything to the contrary contained herein notwithstanding, every such mortgagee and assignee thereof shall recognize the validity of this Lease in the event of a foreclosure of LESSOR'S interest so long as LESSEE shall execute whatever instruments may be required to effect such subordination. Said agreement to subordinate is, however, subject to the non-disturbance by any existing or new mortgagees or lenders of LESSEE'S right to quiet enjoyment.

(b) In the event any mortgagee shall elect to have this Lease have priority to the lien of its mortgage, then upon notice to LESSEE thereof, this Lease shall thereupon be deemed prior to the lien of any such mortgage. The provision of this paragraph shall include Deeds of Trust and similar security instruments.

27. **Conformance with Law**. The invalidity or unenforceability of any provision hereof shall not affect or impair any other provision. The laws of Ohio shall govern the validity, performance, and enforcement of this Lease.

28. **No Waiver**. No waiver of any default by either party shall be implied from any omission by the other to take any action on account of such default if such default persists or is repeated and no express waiver shall effect any default other than the default specified in the express waiver and that only for the time and to the extent therein stated. One or more waivers of any breach of a covenant, term or condition of this Lease by either party shall not be construed as a waiver of a subsequent breach of the same covenant, term or condition. The consent or approval by either party to or for any act of the other shall not be deemed to waive or render unnecessary consent or approval to or of any subsequent similar act.

29. **Entire Agreement**. This is the entire agreement between the parties and supersedes and cancels all previously written or oral communications between the parties referring to the subject matter of this Lease.

30. **Short Form Lease**. This Lease shall not be recorded. The parties, at the request of either of them, agree to execute a memorandum of Lease for recording containing such information as may be appropriate to set forth the estate granted hereunder.

31. **Successors and Assigns.** Except as otherwise herein provided, this Lease shall be binding upon and inure to the benefit of the parties hereto, their respective heirs, executors, administrators, successors, and assigns.

IN WITNESS WHEREOF, the undersigned have executed this Lease as of the day and year first above written.

ATTEST:

LESSOR:

SETTLERS BANK

By: James A. Meagle, Jr.
James A. Meagle, Jr., President & CEO

Sworn to before and subscribed in my presence this 20th day of January, 2000.

Carolyn A. Ewart
NOTARY PUBLIC

CAROLYN A. EWART
Notary Public, State of Ohio
My Commission Expires August 26, 2001

ATTEST:

LESSEE: INTERIM HEALTHCARE OF THE UPPER OHIO VALLEY

By: Lance Blankenship
Lance Blankenship
Its: PRESIDENT & CEO

Sworn to before and subscribed in my presence this 20th day of January, 2000.

Carol J. Harris
NOTARY PUBLIC

EXHIBIT NO. 6(d)

LEASE

This lease is made this 15th day of January, 2002 by and between **SETTLERS BANK** ("LANDLORD"), 115 Third Street, P.O. Box 755, Marietta, OH 45750, and **PRIME SOLUTIONS SECURITIES** ("TENANT"), 17601 West 130th Street, Suite 7, Cleveland, OH 44133.

WITNESSETH

Tenant desires to lease certain premises from Landlord and Landlord desires to lease certain premises to Tenant upon the terms and conditions herein set forth.

Therefore, in consideration of the mutual covenants herein contained, the parties agree as follows:

ARTICLE ONE
-DESCRIPTION OF LEASED PREMISES-

Landlord leases to Tenant and Tenant leases from Landlord Office 109 of the Settlers Bank Building, 115 Third Street, P.O. Box 755, Marietta, OH 45750 ("the Leased Premises") further identified on Exhibit A attached hereto. Said office contains approximately 300 square feet of space.

During the term of this lease, the parties may add or delete premises to or from the operation of this lease, any such modification to be evidenced in writing by an appropriate lease amendment signed by parties.

ARTICLE TWO
-USE-

The leased premises are leased to the Tenant to be used solely for the marketing of "Financial Products and Services" and for no other purpose.

Tenant shall be duly licensed as required by nature of Tenant's business.

Tenant shall at all times during the term of this lease adhere to rules and regulations prescribed by Landlord for the management and operation of the leased premises with due regard to the rights of Landlord, its employees, agents and customers. Tenant shall conduct his affairs in a businesslike manner and shall not allow the leased premises to be used for any disorderly or unlawful purpose. Tenant shall not disturb or interfere with the business and affairs of Landlord or Landlord's employees, agents or customers.

At all times, Tenant shall conduct business in the name of the companies which he/she represents and with appropriate signs and written disclosures to prospective customers. Tenant shall not put up any signs or posters within the building or elsewhere within the leased premises without the Landlord's prior approval.

ARTICLE THREE
-TERM-

The term of this lease shall commence on ("Lease Commencement Date") and shall continue thereafter for a term ending on the last day of the 12th full calendar month following the month in which the Lease Commencement Date occurs.

Tenant shall have the right at its option to renew and extend the term of this lease as to any (or all) of the leased premises for successive renewal terms of twelve (12) calendar months or more by giving Landlord written notice of such election at least ninety (90) days prior to expiration of the current term. Prior to commencement of the applicable renewal term, the parties shall agree in writing on the monthly rent applicable during the renewal term. Should no such agreement be reached upon rent due for the renewal term, Tenant's notice to extend shall be considered null and void and of no effect and this lease shall terminate upon expiration of the then current term.

Notwithstanding anything herein contained to the contrary, either party may terminate this lease as to any Leased Premises, with or without cause, upon giving sixty (60) days written notice to the other.

ARTICLE FOUR
-RENT-

Starting on the last day of each month throughout the term of this lease, including any extensions, Tenant covenants to pay to Landlord monthly rental for the leased premises. Monthly rental for the leased premises during the initial term as set forth in Article Three shall Three Thousand and 00/100 Dollars.

After the Initial Term, if this lease is extended, rent shall be adjusted by agreement of the parties as set forth in Article Three (in default of the parties to agree on such rent adjustment, this lease shall terminate as provided in Article Three).

Notwithstanding the agreement herein contained for the payment of rent, Landlord shall not be considered or held as the partner, joint venturer, associate or agent of Tenant in the conduct of Tenant's business.

ARTICLE FIVE
-SERVICES AND PROPERTY CONDITION-

Landlord will furnish rest rooms, parking, trash removal, heat, light, air-conditioning, receptionist service, and janitorial service on the same basis as provided to other portions of the building where the Leased Premises are located. Landlord shall also provide all furniture, fixtures and equipment as is normal in the performance of Tenant's services. Further, the staff hired to perform Tenant's services shall be Dual Employees of Landlord and Tenant and shall only be hired with Landlord's approval. Landlord shall be totally responsible for the payment of all Dual Employee's fringe benefits and shall perform gross and net payroll functions for all Dual Employees. Tenant, having inspected the Leased Premises, accepts the same in "as is" condition. Tenant shall repair any damage to the leased premises caused by the negligence or misuse of Tenant, its employees, agents, customers, suppliers, invites and visitors. Tenant shall make no alterations or modifications to the leased premises, structural or non-structural, without Landlord consent. Upon expiration of this lease, Tenant shall, without further demand or notice, return the premises to Landlord broom-clean and in good order, free of trash and debris. Any personal property not removed by Tenant shall be deemed abandoned.

ARTICLE SIX
-LIABILITY/INDEMNITY-

Landlord shall not be liable for any debts or liabilities of Tenant or for any damage of any kind to Tenant's property resulting from any defect of plumbing, heating or air-conditioning or electrical equipment, or the bursting or leaking of pipes, drains, or the escape of steam or water or resulting from any other cause whatsoever. All personal property of Tenant in or about the leased premise shall be and remain at Tenant's sole risk. Landlord shall not be liable for any personal injury (including death) to any employees, agents, customers or invites of Tenant arising from the use, occupancy or condition of the leased premises.

Tenant shall indemnify and hold Landlord harmless from and against all losses, claims, damages, liability, actions, costs or expenses (including attorneys fees) arising out of or based upon (i) the sale of any product; (ii) the conduct of Tenant's business within the leased premises and the use and occupancy of the premises by Tenant; or (iii) the negligence or willful act or failure to act of Tenant or any of its agents or employees.

ARTICLE SEVEN
-ASSIGNMENT OF SUBLEASE-

Tenant shall not assign this lease or sublet the Leased Premises or any portion thereof or permit others to occupy it without Landlord's written consent which may be granted or withheld in Landlord's sole discretion.

ARTICLE EIGHT
-SERVICES/CONFIDENTIALITY/EXCLUSIVITY-

Only those Products and Services identified on Exhibit B shall be marketed from the premises. Each product or service sold shall be identified as that of Tenant or of a provider of which Tenant is a duly authorized representative. Landlord will make available to its customers such information concerning the Products and Services as is provided by Tenant and as is acceptable to Landlord and will undertake to introduce to Tenant any customer who indicates interest in Tenant's products or services. Any information concerning the Products or Services shall make clear Tenant's independent status. Tenant will make available to its customers such information concerning the Products and Services as is provided by Landlord and as is acceptable to Tenant and will undertake to introduce to Landlord any customer who indicates interest in Landlord's products or services. Any information concerning the Tenant's Products or Services shall make clear Landlord's independent status.

It is further understood that the Landlord has proprietary ownership of all bank customers and Tenant shall not sell or provide any information to any other outside concern, business, individual or company/corporation.

The Tenant's Joint Employee(s)/Agent(s) further agrees he/she will not at any time before or after any such termination of this contract disclose to any other firm, person or corporation any information concerning the business of the Landlord which he/she may have acquired as a Joint Employee/Agent for the Tenant, either for his/her benefit or to the detriment of the Landlord.

ARTICLE NINE
-DEFAULT-

In the event Tenant fails to carry out any of the terms or conditions of this lease and such default continues for ten days following written notice, Landlord may terminate this lease by notice to Tenant. Upon such termination, (i) all rights of Tenant to use and occupy the premises shall end; (ii) Tenant shall vacate the premises and surrender same to Landlord quietly and peacefully; and (iii) all obligations of Tenant to pay any accrued rent shall terminate.

ARTICLE TEN
-MISCELLANEOUS-

This lease contains the entire agreement of the parties as to the subject matter herein and may be modified or changed only by agreement in writing signed by the parties hereto. This agreement shall be governed by the laws of the State of Ohio. Any notices required or permitted in this agreement shall be in writing and shall be deemed given if delivered in person or if mailed by certified mail, postage prepaid, as follows:

Landlord: Settlers Bank – James A. Meagle, Jr., President

Tenant: Prime Solutions Securities, Victor L. Bull, President

IN WITNESS WHEREOF, the parties have signed this Lease on the dates as shown below.

SETTLERS BANK

By: [signature]
James A. Meagle, Jr.
President and CEO

Date: January 15, 2002

PRIME SOLUTIONS SECURITIES, INC.,
an Ohio Corporation

By: [signature]
Victor L. Bull
President

Date: January 15, 2002

EXHIBIT A


FIRST FLOOR PLAN
THE SETTLERS BANK
115 Third Street • Marietta, Ohio
JOEL SNYDER ASSOCIATES
Columbus, Ohio

EXHIBIT B

Schedule of Approved Products and Services including but not limited to:

- Any and all financial products or services including mutual funds, stocks, corporate and municipal bonds and government obligations.
- Any and all estate planning and financial planning services.
- Any and all asset management and asset allocation programs and products.
- Any and all fixed and variable annuity products.
- Any and all insurance programs and products.

EXHIBIT NO. 9

ESCROW AGREEMENT

ESCROW AGREEMENT, dated March ___, 2002, by and between Third Street Bancshares, Inc., an Ohio corporation (the "Company"), and Park National Bank (the "Escrow Agent").

WITNESSETH:

WHEREAS, the Company proposes to offer 50,000 shares of its no par common stock for a price of Thirty Dollars ($30.00) per share, substantially upon the terms set forth in that certain Form 1-A, Regulation A Offering Statement, to be filed with the SEC on or about March 8, 2002, as may be amended from time to time (the "Offering"); and

WHEREAS, until the sale of 33,334 shares in the Offering, the Company desires to place all proceeds from the sale of such shares of the Company in an escrow account established with the Escrow Agent;

NOW THEREFORE, in consideration of the foregoing and of the mutual covenants hereinafter set forth, the parties hereby agree as follows:

1. Appointment of Escrow Agent. The Company hereby appoints the Escrow Agent, and the Escrow Agent hereby accepts such appointment, to hold certain funds deposited on behalf of the Company with the Escrow Agent in escrow pursuant to the terms of the Agreement.

2. Establishment of Escrow Account. The parties hereby establish an interest-bearing escrow account with the Escrow Agent (the "Escrow Account"). All funds deposited into the Escrow Account (the "Escrow Funds") will earn interest at a variable rate per annum calculated from the time the Escrow Funds are placed in the Escrow Account until disbursed pursuant to this Agreement. The Escrow Funds received by the Escrow Agent will be invested in accordance with (i) Rule 15c2-4 of the Securities Exchange Act of 1934 ("Act") in bank accounts, including savings accounts and bank money market accounts of the Escrow Agent, or (ii) Rule 15c2-4-b(2) of the Act in short-term certificates of deposit issued by a bank, including Escrow Agent, or short-term securities issued or guaranteed by the United States Government. The Escrow Agent will not invest the Escrow Funds in any otherwise permissible investment if that investment's maturity date extends beyond the termination date of the Escrow Period (as hereinafter defined) unless the investment can readily be disposed of on or before the termination of the Escrow Period without any dissipation of the Escrow Funds invested. Any interest earned on the Escrow Funds will be distributed as hereinafter provided. The Escrow Agent will not be liable, in its capacity as Escrow Agent under this Agreement, to the Company for any losses which may be caused by any decline in the value of any securities in which the Escrow Funds have been invested in compliance with this Section; provided,

however, that nothing in this sentence limits any liability which the Escrow Agent may have for acting or failing to act in a capacity other than as Escrow Agent under this Agreement.

3. Deposits into Escrow Account. The Company, or underwriters acting on behalf of the Company, shall deliver all monies received for the payment of shares purchased in connection with the Offering to the Escrow Agent for deposit into the Escrow Account, together with a written account of each sale, which account shall set forth the purchaser's name, address and Social Security number, the number of shares purchased, the amount paid for such shares and whether the consideration received was in the form of a check, draft or money order. The Company, or the underwriters as the case may be, shall instruct purchasers to make checks for the shares purchased payable to the order of the Escrow Agent. Any checks received which are made payable to any party other than the Escrow Agent shall be returned to the purchaser who submitted the check and not accepted.

4. Escrow Period. The escrow period (the "Escrow Period") shall begin with the commencement of the Offering and shall terminate upon the earlier to occur of the following dates:

A. The date upon which the Escrow Agent confirms that it has received in the Escrow Account gross proceeds of $1,000,020.00 in deposited funds (the "Required Amount"); or

B. August 31, 2002 unless extended by the Company to a date no later than March 1, 2003.

During the Escrow Period, the Company is aware and understands that it is not entitled to any funds received into escrow and no amount deposited into the Escrow Account shall become the property of the Company, or any other entity, or be subject to the debts of the Company or any other entity.

5. Disbursements from the Escrow Account. In the event the Escrow Agent does not receive the Required Amount prior to the termination of the Escrow Period, the Escrow Agent shall promptly refund to each purchaser the amount received from the purchaser, together with interest as contemplated by Section 2 above, without deduction, penalty, or expense to the purchaser, and the Escrow Agent shall notify the Company of its distribution of the Escrow Funds.

In the event the Escrow Agent received the Required Amount prior to termination of the Escrow Period, in no event shall the Escrow Funds be released until such money is received by the Escrow Agent in collected funds. For purposes of this Agreement, the term "collected funds" shall mean all funds received by the Escrow Agent which have cleared normal banking channels and are in the form of immediately available funds.

Upon receipt by the Escrow Agent of the Required Amount in collected funds prior to termination of the Escrow Period, the Escrow Agent shall disburse directly to the Company one hundred percent (100%) of such Escrow Funds, together with interest as contemplated by Section 2 above.

6. Collection Procedure. The Escrow Agent is hereby authorized to forward each check for collection and, upon collection of the proceeds of each check, deposit the collected proceeds into the Escrow Agent. As an alternative, the Escrow Agent may telephone the bank on which the check is drawn to confirm that the check has been paid.

Any check returned unpaid to the Escrow Agent shall be returned to the purchaser that submitted the check. In such cases, the Escrow Agent shall promptly notify the Company of such return.

If the Company rejects any purchase by a purchaser for which the Escrow Agent has already collected funds, the Escrow Agent shall promptly issue a refund check to the rejected purchaser. If the Company rejects any purchase by a purchaser for which the Escrow Agent has not yet collected funds but has submitted the purchaser's check for collection, the Escrow Agent shall promptly issue a refund check to the rejected purchaser after the Escrow Agent has cleared such funds. If the Escrow Agent has not yet submitted a rejected purchaser's check for collection, the Escrow Agent shall promptly remit the purchaser's check directly to the purchaser. The Escrow Agent's obligations under this Section 6 to return funds and/or checks to purchasers shall not commence until the Escrow Agent has received proper instructions and the necessary information from the Company.

7. Escrow Agent Compensation. For its services hereunder, the Escrow Agent shall receive a fee from the Company of One Thousand Seven Hundred Fifty Dollars ($1,750.00) payable upon execution of this Agreement. In the event that the Escrow Period shall terminate without the Required Amount being deposited into the Escrow Account, the Escrow Agent shall be entitled to receive an additional Five Hundred Dollars ($500.00) from the Company plus an amount equal to Ten Dollars ($10.00) per each purchaser who submitted funds for the purchase of shares (the "Additional Fee"). For purposes of the calculation of the Additional Fee, multiple purchasers who purchase shares "jointly", as "tenants in common", "jointly with rights of survivorship" or similar designation shall be treated as one (1) purchaser.

8. Liability of Escrow Agent. The Escrow Agent shall not:

A. Incur any liability whatsoever except for willful misconduct or gross negligence so long as the Escrow Agent shall have acted in good faith; or

B. Have any obligation in respect of the Escrow Funds, other than to faithfully follow the provisions of the Agreement; or

C. Be required to defend any legal proceedings which may be instituted against it in respect of this Agreement unless indemnified to the satisfaction of the Escrow Agent against the cost and expenses of such defense, including reasonable fees of legal counsel; or

D. Be required to institute legal proceedings of any kind. In the event that any legal action is instituted against the Escrow Agent in its capacity as Escrow Agent, the Escrow Agent may interplead the Company in such action and may deposit with the Court in which such action is pending the Escrow Funds which are the subject of such action, and, in such event, the Escrow Agent shall thereupon be relieved of and discharged from any and all obligations and liabilities under and pursuant to this Agreement in respect of such funds so deposited with said Court; or

E. Be required to be familiar with the provisions of any other instrument or agreement such as offering circulars or subscription agreements, and shall not be responsible for any representations, warranties or covenants in any other instruments or agreement.

9. Miscellaneous Provisions.

A. All notices, requests, instructions or other communications required or permitted to be given under this Agreement shall be given in writing and shall be deemed to have been duly given if delivered by hand or mailed by certified mail, postage prepaid, to each party as follows:

If to the Company:

Third Street Bancshares, Inc.
Attention: Mr. James A. Meagle, Jr.
P. O. Box 755
115 Third Street
Marietta, Ohio 45750

If to the Escrow Agent:

Park National Bank
Attention: Mr. John S. Gard
P. O. Box 3500
50 North Third Street
Newark, Ohio 43058-3500

Any party to this Agreement may, by notice given to the other party, in accordance with this Paragraph 9, designate a new address for the giving of notice, requests, instructions or other communications to such designating party. Anything contained in this Paragraph 9 or elsewhere to the contrary notwithstanding, notice of any action may be given to any party hereto by mailing a copy of said notice by certified mail, postage paid, to the last known address of such party, and any notice so given shall be deemed to have been duly given when deposited in the mail.

B. This Agreement may be amended from time to time by any agreement in writing executed by all of the parties hereto, but no such amendment shall materially alter or change the substance or effect of this Agreement nor be prohibited by law.

C. This Agreement shall be construed and interpreted under and governed and enforced in accordance with the laws of the State of Ohio.

D. This Agreement shall inure to the benefit of and be binding upon the representatives, successors and assigns of each of the parties hereto.

E. This Agreement may be executed in one or more counterparts, all of which shall be deemed to be an original, but all of which, taken together, shall be deemed to constitute a single instrument.

IN WITNESS WHEREOF, this Agreement has been executed as of the date first above written.

THIRD STREET BANCSHARES, INC.

By: ______________________________
James A. Meagle, Jr., President & C.E.O.

PARK NATIONAL BANK

By: ______________________________
Title:

EXHIBIT NO. 10(a)

HTM&I

Harman, Thompson, Mallory & Ice, A.C.
Certified Public Accountants

CONSENT

The undersigned, Harman, Thompson, Mallory & Ice, A.C., hereby consents to the use of the Third Street Bancshares, Inc. and Subsidiary Consolidated Financial Statements, as of and for the periods ending December 31, 2001, and December 31, 2000, including the notes thereto, in connection with that certain Form 1-A Regulation A Offering Statement of Third Street Bancshares, Inc. filed with the Securities and Exchange Commission on or about March 15, 2002, as may be amended.

Harman, Thompson, Mallory & Ice A.C.

TOWNE SQUARE, P.O. BOX 149, PARKERSBURG, WEST VIRGINIA 26102-0149 304/485-6584

EXHIBIT NO. 10(b)

CONSENT AND CERTIFICATION OF UNDERWRITERS

1. The undersigned each hereby consent to being named as an underwriter in an Offering Statement filed with the Securities and Exchange Commission by Third Street Bancshares, Inc., an Ohio corporation, pursuant to Regulation A in connection with a proposed offering of up to 50,000 common shares with no par value to the public.

2. The undersigned each hereby certify that it furnished the statements and information set forth in the Offering Statement with respect to the undersigned, its directors and officers or partners, that such statements and information are accurate, complete and fully responsive to the requirements of Parts I, II and III of the Offering Statement thereto, and do not omit any information required to be stated therein with respect to any such persons, or necessary to make the statements and information therein with respect to any of them not misleading.

3. If Preliminary Offering Circulars are distributed, the undersigned each hereby undertake to keep an accurate and complete record of the name and address of each person furnished a Preliminary Offering Circular and, if such Preliminary Offering Circular is inaccurate or inadequate in any material respect, to furnish a revised Preliminary Offering Circular or a Final Offering Circular to all persons to whom the securities are to be sold at least 48 hours prior to the mailing of any confirmation of sale to such persons, or to send such a circular to such persons under circumstances that it would normally be received by them 48 hours prior to their receipt of confirmation of the sale.

4. This Agreement may be executed in one or more counterparts, all of which shall be deemed to be an original, but all of which, taken together, shall be deemed to constitute a single instrument.

Date: ____________________

COMMUNITY BANC INVESTMENTS, INC.

By: ______________________________
Title:

Date: ____________________

PRIME SOLUTIONS SECURITIES, INC.

By: ______________________________
Title:

<u>**EXHIBIT NO. 11**</u>

[to be retyped on SP&B letterhead]

___________, 2002

Third Street Bancshares, Inc.
P.O. Box 755
115 Third Street
Marietta, Ohio 45750

Ladies and Gentlemen:

We have acted as special counsel for Third Street Bancshares, Inc., an Ohio corporation (the "Company"), in connection with the offering and sale by the Company of a minimum of 33,334 and a maximum of 50,000 common shares pursuant to that certain Offering Statement of the Company, dated _____________, 2002 (the "Offering Statement").

We have examined such documents, records and matters of law as we have deemed necessary for purposes of this opinion.

Based upon the foregoing, we are of the opinion that the shares of the Company contemplated by the Offering Statement will, upon payment for and delivery thereof, be non-assessable, duly authorized and validly issued.

We are licensed to practice law in the State of Ohio and do not purport to be experts in the laws of any other jurisdiction. Accordingly, the opinions herein are expressed and limited to the laws of the State of Ohio in effect on the date hereof. No opinion is expressed herein with respect to any federal or state securities or Blue Sky laws. This opinion may not be assigned, quoted or otherwise used, except as provided herein, without our specific prior written consent. Notwithstanding the foregoing, we consent to the filing of the opinion by the Company with the Securities and Exchange Commission in connection with the Offering Statement.

SHULER, PLANK & BRAHM
A Legal Professional Association

By _______________________________
Mark A. Peterson